SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   --------

                                   FORM 6-K

                                   --------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 16, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

                 ----------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                 ----------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                          ---------                       --------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No        X
                      ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                              CNOOC LIMITED Annual Report 2003


Company Profile                                                              1
Financial Summary                                                            2
Operating Summary                                                            3
Corporate Milestones                                                         4
Chairman's Statement                                                         6
Operations Overview                                                         13
Corporate Governance                                                        25
Health, Safety & Environment                                                28
Community Contributions                                                     31
Human Resources Development                                                 32
Directors & Senior Management                                               36
Report of the Directors                                                     41
Management Discussion & Analysis                                            46
Auditors' Report                                                            52
Consolidated Income Statement                                               53
Consolidated Balance Sheet                                                  54
Consolidated Statement of Changes in Equity                                 55
Consolidated Cash Flow Statement                                            56
Balance Sheet                                                               57
Notes to Financial Statements                                               58
Supplementary Information on Oil & Gas Producing Activities (Unaudited)    106
Notice of Annual General Meeting                                           110
Glossary                                                                   114
Company Information                                                        115


                                Company Profile

CNOOC Limited (the "Company", together with its subsidiaries, the "Group" or "we") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group mainly engages in offshore oil and natural gas exploration, development, production and sales. It is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world.

The Group has four major oil production areas offshore China and is the largest offshore oil producer in Indonesia. The four offshore China areas are:
Bohai Bay, Western South China Sea, Eastern South China Sea and East China
Sea.

As at 31 December 2003, the Group owned net proved reserves of approximately
2.1 billion barrels-of-oil equivalent and its annual daily average net production was 356,729 barrels-of-oil equivalent per day. The Group had slightly over 2,447 employees and total assets of approximately RMB73.5 billion.

                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

Financial Summary

(Amounts expressed in millions of RMB)



Consolidated Income Statement

                                                                             Year ended 31 December
                                                          1999         2000         2001         2002         2003
                                                        --------------------------------------------------------------


Total revenue                                            15,311       24,224       20,820        26,374        40,950
Total expenses                                           (9,490)     (12,166)     (10,596)      (13,626)      (25,267)
Interest income (expenses), net                            (568)        (238)         201          (147)         (171)
Exchange gain/(loss), net                                  (432)         381          235          (114)           (7)
Share of profit of an associate                              13          218           90           165           220
Short term investment income                                  -            -          221           193           123
Non-operating income (expenses), net                         (1)        (196)          35           (71)          315
                                                        --------     --------     --------      --------      --------

Profit before taxation                                    4,833       12,223       11,006        12,774        16,163
Provision for taxation                                     (722)      (1,926)      (3,048)       (3,541)       (4,628)

                                                        --------     --------     --------      --------      --------
Net profit                                                4,111       10,297        7,958         9,233        11,535
                                                        ========     ========     ========      ========      ========

Consolidated Balance Sheet
                                                                                 As at 31 December
                                                           1999         2000         2001          2002          2003
                                                        --------------------------------------------------------------

Current assets                                            4,987        9,472       20,030        24,486        29,263
Property, plant and equipment, net                       20,908       22,654       23,828        36,072        43,124
Investment in associates                                    274          471          462           537         1,117
                                                        --------     --------     --------      --------      --------

Total assets                                             26,169       32,597       44,320        61,095        73,504
                                                        --------     --------     --------      --------      --------

Current liabilities                                      (9,177)      (8,768)      (4,392)       (7,134)       (9,307)
Non-current liabilities                                  (8,608)      (7,707)      (6,617)      (13,393)      (17,461)
                                                        --------     --------     --------      --------      --------

Total Liabilities                                       (17,785)     (16,475)     (11,009)      (20,527)      (26,768)
                                                        --------     --------     --------      --------      --------

Shareholders' Equity                                      8,384       16,122       33,311        40,568        46,736
                                                        ========     ========     ========      ========      ========





Note:
Prior to the Reorganisation, the Company and its subsidiaries (the "Group") did not exist as separate legal entities and their business operations were conducted by CNOOC and its various affiliates. In connection with the Reorganisation, CNOOC's oil and gas exploration, development, production and sales businesses and operations conducted both inside and outside of the PRC were transferred to the Group.

As CNOOC controlled the businesses and operations transferred to the Group before the Reorganisation and continues to control the Group after the Reorganisation, accordingly, the transfer of the businesses and operations has been accounted for as reorganisation of companies under common control in a manner similar to a pooling of interests.

On the basis described above, the financial statements have been prepared to present results of operations of the Group for the years ended 31 December 1999 to 2003 and the financial positions of the Group as at 31 December 1999 as if the businesses and operations had been transferred to the Group at the beginning of the period presented.

                                                                                      CNOOC LIMITED Annual Report 2003

                                                                                                     Operating Summary



                                                                             Year ended 31 December

Production                                                    1999          2000        2001         2002       2003
                                                           -----------------------------------------------------------
Net production of crude and liquids (barrels/day)
Bohai Bay                                                   45,205        63,797      99,978      127,756    129,506
Western South China Sea                                     35,163        46,434      41,277       56,910     60,944
Eastern South China Sea                                     88,052        90,097      81,404       73,792     72,981
East China Sea                                               3,249         3,557       3,967        3,223      2,536
Overseas                                                     3,077         2,462       2,247       36,944     40,497
Total                                                      174,745       206,347     228,873      298,625    306,464
                                                           =======       =======     =======      =======    =======

Net production of natural gas (mmcf/day)
Bohai Bay                                                     43.1          45.8        46.2         47.1       47.1
Western South China Sea                                      156.8         144.3       139.0        142.3      127.8
Eastern South China Sea                                          0             0           0            0          0
East China Sea                                                 4.5           7.8         9.8         12.4       14.2
Overseas                                                         0             0           0         70.8      101.9
Total                                                        204.4         197.9       195.0        272.6      291.0
Total net production (BOE/day)                             208,815       239,337     261,379      346,639    356,729
                                                           =======       =======     =======      =======    =======

Reserves at year end
Net proved crude and liquids reserves (mm barrels)
Bohai Bay                                                    915.5         923.9       961.3        992.5      990.4
Western South China Sea                                      190.4         141.1       131.6        160.4      173.7
Eastern South China Sea                                      117.4         136.8       132.2        120.3      154.7
East China Sea                                                 8.2           4.5        12.4         12.5       13.9
Overseas                                                      10.1           9.5         8.4        138.7      103.4
Total                                                      1,241.6       1,215.8     1,245.9      1,424.4    1,436.1
                                                           =======       =======     =======      =======    =======

Net proved natural gas reserves (bcf)
Bohai Bay                                                    605.7         591.4       629.1        598.6      566.6
Western South China Sea                                    2,647.8       2,593.0     2,421.5      2,511.2    2,564.0
Eastern South China Sea                                          0             0           0         42.8      548.2
East China Sea                                                67.2          65.3       197.0        179.4      275.3
Overseas                                                         0             0           0        215.9      200.3
Total                                                      3,320.6       3,249.7     3,247.6      3,547.9    4,154.4
                                                           =======       =======     =======      =======    =======

Total net proved reserves (million BOE)
Bohai Bay                                                  1,016.5       1,022.4     1,066.2      1,092.3    1,084.8
Western South China Sea                                      631.7         573.3       535.1        578.9      601.0
Eastern South China Sea                                      117.4         136.8       132.2        127.5      246.1
East China Sea                                                19.4          15.4        45.2         42.4       59.8
Overseas                                                      10.1           9.5         8.4        174.7      136.8
Total                                                      1,795.1       1,757.4     1,787.1      2,015.8    2,128.5
                                                           =======       =======     =======      =======    =======

Others
Reserve life (years)                                          23.6          20.1        18.7         15.9       16.3
Reserve replacement ratio (%)                                  170           104         131          281        187
                                                           =======       =======     =======      =======    =======

Average realised price
Crude oil (US$/barrel)                                       18.91         28.21       23.34        24.35      28.11
Natural gas (US$/mcf)                                         2.88          3.09        3.08        2.98        2.87
                                                           =======       =======     =======      =======    =======


CNOOC LIMITED Annual Report 2003

Corporate Milestones


                              [PICTURE OMITTED]

8 February
----------
The Company completed the acquisition of equity interest in the Tangguh LNG project.

7 March
-------
The Company signed an agreement for the acquisition of a partial interest of the Kashagan Oilfield in North Caspian Sea. The acquisition was however withdrawn on May 12 as existing owners exercised their pre-emption rights.

                              [PICTURE OMITTED]

15 May
------
The Company issued 10 year and 30 year global bonds totaling US$500 million and reached an agreement for the acquisition of the Northwest Shelf Gas Project in Australia.

16 June
-------
The Company's partner ConocoPhillips made two exploration discoveries in Bohai
Bay: Penglai 19-9-1 and Penglai 13-1-1.

28 July
-------
The Company announced major natural gas discoveries in Panyu 30-1/34-1 of the Eastern South China Sea.

                              [PICTURE OMITTED]

19 August
---------
CNOOC reached an agreement with Sinopec, Shell and Unocal to explore and develop the Xihu Trough.

                                              CNOOC LIMITED Annual Report 2003


                              [PICTURE OMITTED]

16 September
------------
Appointed Mr Evert Henkes, the former CEO of Shell's global chemical business, as the Company's independent non-executive director. Mr Chak Kwong So resigned from the Board.

                              [PICTURE OMITTED]

23 September
------------
Phase 1 of the Company's largest independent gas field Dongfang 1-1 commenced production.

                              [PICTURE OMITTED]

8 October
---------
Panyu 4-2 and Panyu 5-1 oilfields commenced production.

16 October
----------
Mr Chengyu Fu was appointed as the Company's Chairman and Chief Executive
Officer.

Moody's elevated the Company's credit rating to A2.

24 October
----------
CNOOC signed an agreement on the Gorgon LNG project. The Company is studying the viability of investing in the project.

31 October
----------
The Company announced its long-term strategy.

                              [PICTURE OMITTED]

December
--------

The Company received The Best Corporate Governance Company in China for two consecutive years in "The Asset" poll. Euromoney named CNOOC Ltd the "Best Oil & Gas Company in Asia", and the "Best Managed Company in China".

CNOOC LIMITED Annual Report 2003


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003

                                                          Chairman's Statement


                              [PICTURE OMITTED]

Through our exploration efforts, the Company achieved significant increases in its oil and gas reserves. The Company's net profit for the year also reached a historical high of RMB11,535.5 million due to the continued production commencement of new projects, stable production growth and effective cost control. Return on equity reached 26.4%.

CNOOC LIMITED Annual Report 2003

Chairman's Statement

I will continue to work with the management team to pursue the established goals of the Company: Maintaining our development strategies to achieve sustainable, long-term growth and shareholders' value maximization.


                              [PICTURE OMITTED]

                                  FU CHENGYU
                                 Chairman and
                           Chief Executive Officer

                                              CNOOC LIMITED Annual Report 2003

Thanks to the trust and support of our shareholders, the Company has developed rapidly since its listing three years ago, achieving enviable results. In October 2003, our former Chairman and Chief Executive Officer Mr Wei Liucheng left the Company to assume a senior government position. I wish to take this opportunity to express our sincere gratitude to Mr Wei for his invaluable contributions to the Company.

I will continue to work with the management team to pursue the established goals of the Company: maintaining our development strategies to achieve sustainable long-term growth and shareholders' value maximization.

2003 was a politically and economically turbulent year. The operating environment of the industry was presented with many challenges; however, due to strong oil demand and persistent strength in international oil prices, the Company has continued to achieve satisfactory results. Through our exploration efforts, the Company achieved significant increases in our oil and gas reserves. The Company's net profit for the year also reached a historical high of RMB11,535.5 million, due to the continued production commencement of new projects, stable production growth and effective cost management. Return on equity hit 26.4%.

In view of the Company's prudent financial policies and strong financial position, Moody's investors service has upgraded the Company's credit rating from Baa1 to A2, creating a new ground for the Company's low cost funding in the future.

During the year under review, the Company capitalized on the low interest rate environment of the international market and successfully issued a tranche of USD200 million 10 year bonds and a tranche of USD300 million 30 year bonds, improving the Company's capital structure.

Looking forward, the Company's core strategies will remain unchanged in the future. Working with the management, we will continue to maintain production and reserves growth, further develop our natural gas business, maintain prudent financial management policies and competitive cost structure and ensure the Company's long-term growth in order to maximize shareholder's returns.

Being an upstream E&P company, it is very important for us to find more oil and gas reserves through exploration activities. As such, the Company intends to apply the latest technology offshore China, with Bohai Bay and various high potential areas being the Company's major exploration focus. We will continue to strengthen cooperation with foreign oil companies offshore China and advance exploration into deep-water area. While we focus our reserve and production growth offshore China, we will continue to seize new opportunities to acquire quality oil and gas assets overseas.

                              [PICTURE OMITTED]

IN VIEW OF THE COMPANY'S PRUDENT FINANCIAL POLICIES AND STRONG FINANCIAL POSITION, MOODY'S INVESTORS SERVICE HAS UPGRADED THE COMPANY'S CREDIT RATING FROM BAA1 TO A2, CREATING A NEW GROUND FOR THE COMPANY'S LOW COST FUNDING IN THE FUTURE.

                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

Chairman's Statement

[Graph Omitted]     With a large base of proved undeveloped reserves, the
Total Revenue       Company has already lined up a pipeline of development
and Net Profit      projects. We expect this pipeline of development projects
1999-2003           will continue to bring stable production growth for the
                    Company beyond 2005.

                    Natural gas (including LNG) will become a major driving force for the Company's growth. In 2003, we made two other natural gas discoveries in Liuhua 19-5 and Panyu 35-1 in Eastern South China Sea, following significant gas discoveries of the Panyu 30-1 and Panyu 34-1 in South China Sea, laying a solid foundation for the supply of natural gas to the booming Pearl River Delta region. We will also capitalize on the vast opportunities arising from our parent company's LNG projects in South Eastern China coastal areas region. Following the acquisition of interests in the Indonesian Tangguh Project and the Northwest Shelf Project in Australia, we have also signed an agreement with the participants of the Australian Gorgon project to explore the opportunity to cooperate in the project. In 2003, offshore China's second largest gas field, Dongfang 1-1 (phase I), commenced production earlier than expected, and started to supply gas to Hainan Province. This marks a new milestone for the Company's natural gas strategy.


[Graph Omitted]     In comparison with our peers, we continue to have an edge
Total Production    in terms of our cost structure. Nevertheless, we will
Cost                continue to strengthen our management and improve
1999-2003           operating efficiencies. We will also look for
                    breakthroughs in certain crucial technological fields. We expect to reduce our cost through management and technological innovation so as to maintain our competitive cost structure.

                    The Company will continue to maintain its prudent financial policies and investment strategies to maintain the Company's competitive cost structure as well as its healthy financial position.

                    People are our most important assets. Strengthening our human resources development and creating a highly efficient executive team has been a major focus of the management over the years. In 2003, we successfully carried out reforms in employment and remuneration systems. This will help advocate friendly competition, encourage creativity, and provide a solid platform for the intellectual development of each of our staff. As a people-oriented and caring company, we aim to create a conducive environment whereby everyone's hard work and creativity can be fully developed and realized so that the operating goals of the Company can be best achieved.


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003


[Graph Omitted]     Protection and improvement of health, safety and the
Total Return        environment has always been among the Company's
(from 1-1-03        established objectives. During 2003, we were able to
to 31-12-03)        maintain our excellent record in these areas with zero
CNOOC Ltd (ADR)     records in both "number of days away" and casualty rates.
                    During the SARS-affected period, the Company's management placed great emphasis on combating the disease with appropriate and effective measures. Our comprehensive health, safety and environment systems helped to successfully control the spread of the disease with not a single case of infection recorded among our staff and their families. We have been encouraged to continue and improve on our established HSE policies.

                    The Company has built up quality assets, a tremendous team of staff and excellent development potential. However, we should not be complacent. While maintaining our growth record, we will embark on a new development platform, accelerate the pace of our development, increase our earning potential and improve the quality of our projects in order to create even better value for our shareholders. These are the operational concepts which the management and I are committed to implement and we shall work hard to realize such goals.

[Graph Omitted]     In appreciation of the support of our shareholders, the
Total Return        Board of Directors has recommended a final dividend of
(from 1-1-03        HK$0.12 and a special dividend of HK$0.18 in view of the
to 31-12-03)        year's remarkable performance and the Company's healthy
CNOOC Ltd. (HK)     financial position. During 2003, we distributed a total of
                    HK$0.62 to our shareholders in the form of interim, final and special dividends.

                    After more than a century of fabulous growth, the world petroleum industry is experiencing some far-reaching changes. As one bright spot in the world economy, China has continued to maintain its growth momentum, triggering an increase in the global demand for oil. According to statistics, China is now the second largest country in terms of oil consumption, offering ample development opportunities for oil companies in China.

                    2003 was a year of change and remarkable performance for CNOOC Ltd. The year 2004 continues to present challenges, but we are confident that, through implementation of our established strategies, we will be able to fulfill the Company's stated objectives, creating healthy returns and increased value for our shareholders, and harmonizing the development of our shareholders, staff and the community.

                    FU CHENGYU
                    Chairman and Chief Executive Officer
                    Hong Kong, 15 March 2004


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003

                                                           Operations Overview


                              [PICTURE OMITTED]


                    Adhering to its objective of maximizing shareholder's value, the Company met all operating targets set at the beginning of 2003 through continuous reserve and production growth, maintaining cost efficiency and improving profitability.

CNOOC LIMITED Annual Report 2003

Operations Overview


[Graph Omitted]     2003: Steady growth and record profit
Historical Reserve  Adhering to its objective of maximizing shareholder's value,
Growth              the Company met all operating targets set at the beginning
1999-2003           of 2003 through continuous reserve and production growth,
                    maintaining cost efficiency and improving profitability.

                    In 2003, the Company's oil and gas production was 356,729 boe per day, representing a 3% increase over the previous year. Of this, crude oil production reached 306,464 barrels per day while natural gas production amounted to
                    291.0 Mmcf per day, representing an increase of 2.6% and 6.7% over last year respectively. Oil and gas production in offshore China was 265,967 barrels per day and 189.1 Mmcf per day respectively. Total oil and gas production reached 299,252 boe per day; In Indonesia, oil and gas production was 40,497 barrels and 101.9 Mmcf per day. Total oil and gas production was 57,477 boe per day.

[Graph Omitted]     In 2003, realized oil price was US$28.11 per barrel, 15.4%
Historical          increase over 2002. Realized natural gas price was US$2.87
Production          per thousand cubic feet. Total oil and gas sales amounted
Growth              to RMB28,116.8 million, a year-on-year increase of 18.2%;
1999-2003           the Company realised a net profit of RMB11,535.5 million,
                    up 24.9% over last year and reached a record high in the Company's history. Per share earning reached RMB1.40 and ROE was 26.4%. Sharing its success with the shareholders, the Company recommended a final dividend of HK$0.12 and a special final dividend of HK$0.18.

                    The successful commencement of production of the three major oil and gas fields - Dongfang 1-1 (Phase I), Panyu 4-2, Panyu 5-1, made active contributions to the Company's production growth.

                    The Company also increased its interests in the Qinhuangdao 32-6 and Liuhua 11-1 oilfields.

                    Remarkable exploration success with 12 new oil and gas discoveries further strengthen the Company's reserve organic growth
                    In 2003, the Company recorded remarkable exploration results, with 12 new oil and gas discoveries. Among

                                              CNOOC LIMITED Annual Report 2003

                    them, nine are located offshore China and three are located in Indonesia. Of the 12 discoveries, six are independent discoveries.

                    The Company's reserves also grew significantly. In 2003, the proved reserves increased by 242.9 million boe, realizing a reserve replacement rate of 187%.

                    In 2003, the Company achieved major breakthroughs in the research on new exploration areas and efforts in risk exploration work, opening a new horizon for oil and gas exploration. Meanwhile, the Company has closely followed the "value emphasis exploration" strategy in its exploration activities. Based on the past exploration drilling results and geological features, the Company has introduced innovative technology to effectively reduce the finding cost of exploration, achieving a competitive finding cost of around US$1 per barrel.

                    Satisfactory progress in various projects
                    Three oilfields commenced production in 2003, namely Dongfang 1-1 (Phase I), Panyu 4-2 and Panyu 5-1. In addition, the Pinghu oil & gas field expansion program and the Jinzhou 9-3 natural gas project also successfully completed and commenced operation.

                    During the year, the Company has built 21 jackets and installed nine offshore jackets; constructed 17 platform modules, installed five offshore platforms modules and laid 205km undersea pipelines. The construction of one onshore terminal has been completed while five others are under construction.

                    In 2004, the Company will continue to proceed with its engineering and construction projects in full speed. 6 projects are expected to commence operations.

                    Achieving solid growth in natural gas business
                    The Company is well positioned in developing natural gas resources and this side of the business has become a new growth engine for the Company's production and profitability. During the year, the Company achieved significant growth in its natural gas exploration and market expansion.

                                      [PICTURE OMITTED]

                    The Company has achieved major breakthroughs in natural gas exploration in the Pearl River mouth Basin. Two other natural gas discoveries in Liuhua 19-5 and Panyu 35-1 were made following major natural gas discoveries in Panyu 30-1 and Panyu 34-1. This demonstrated the promising natural gas exploration prospects in this area. With such discoveries, the Company has entered into a new natural gas exploration area offshore China.

                    Phase 1 of Dongfang 1-1, the second-largest gas field offshore China, commenced operation successfully ahead of schedule, and started to supply gas to end-users in Hainan Province.

                    With breakthroughs in natural gas exploration and successful expansion of marketing, the Company's leading position in the natural gas market in the Pearl River Delta region is further strengthened.

                    Innovative management and improving productivity
                    The Company has made constant efforts to improve the management procedure and efficiency. In 2003, the Company introduced reforms to its employment and remuneration systems, as well as management systems


                                    [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

OPERATIONS OVERVIEW

                              [PICTURE OMITTED]

                    and procedures. As a result of the reform, we have developed an entirely new employment and remuneration system, accommodating the competitive environment in China and the rest of the world and the Company's long-term development strategies. As a result, the Company's management and decision-making ability, as well as operation efficiency, has significantly improved. In addition, while the Company has devoted a great deal of effort in the fundamentals of management, it has also paid close attention to controlling costs through the promotion in ERP system and facilitating a modern-management style. The Company has firmly established the concept of cost control in every segment.

                    The Company's operating capacity has also recorded satisfactory growth. In July 2003 and early 2004, the Company took over the operatorship of the Liuhua 11-1 oilfield and the Yacheng 13-1 gas field from its partner. The successful takeover of operations of the latter and its steady development, in particular, marked a new milestone in the Company's operation standard.

                    Increasing production and reserves through overseas opportunistic acquisitions
                    In 2003, CNOOC Ltd continued to cautiously identify attractive overseas oil and gas assets and acquire interests to strengthen the Company's production and reserves base to further enhance the Company's long-term and stable growth, and to maximize shareholder's value.

                    The Company completed the acquisition of the Tangguh project in Indonesia on 8 February 2003. The Company's investments in the Northwest Shelf Gas Project have also come to fruition. An agreement was reached on 15 May, 2003, to acquire 5.3% of the project as well as a 25% interest of the China LNG Joint Venture ("CLNG joint venture"). The Company was also given participating rights in future exploration undertaken over and above the current proved reserves.

                    On 24 October 2003, the Company reached a new agreement with the venture participants of the Australia Gorgon gas development project and studied the viability of investing in the project.

                    Prudent financial management and healthy financial conditions gain market recognition
                    During the year, the Company's credit rating was elevated to A2 (Positive) by renowned rating agency Moody's, on par with China's sovereign rating. This will help the Company to gain access to low cost financing in the future, reinforcing the market's endorsement of the Company's strategies and future development.

                    In 2003, after its successful bond issuance in 2002, the Company once again tapped the international debt markets and launched a 10 and 30-year bond issue with a total value of US$500 million, which received an overwhelming response from the market, further demonstrating the market's recognition of the Company's encouraging business fundamentals, healthy financial conditions and credibility.


                              [PICTURE OMITTED]

                                                                                                 CNOOC LIMITED Annual Report 2003

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT

Block/Property              Operator         Partner     The Company's      2003       Actual Production        Net Reserve as of
                                                           interests   Net Production    commencement           December 31, 2003
                                                                         (BOE/day)          year                     (MMBOE)
                                                                       Oil (BBL/day)                               Oil (MMBBL)
                                                                       Gas (MMcf/day)                             Gas (BCF/day)

Offshore China
----------------------------------------------------------------------------------------------------------------------------------
Bohai Bay
----------------------------------------------------------------------------------------------------------------------------------
Production
----------------------------------------------------------------------------------------------------------------------------------
Liaoxi
  Jinzhou 20-2             CNOOC Ltd.                        100%         8,079 BOE          1992          45.20 MMBOE
                                                                          2,816 BBL                        13.99 MMBBL
                                                                           32 MMcf                          187.25 BCF
  Jinzhou 9-3              CNOOC Ltd.                        100%        13,679 BOE          1999          32.27 MMBOE
                                                                         12,773 BBL                        28.71 MMBBL
                                                                           5 MMcf                            21.37 BCF
  Suizhong 36-1            CNOOC Ltd.                        100%          64,203            1993               196.41
----------------------------------------------------------------------------------------------------------------------------------
Boxi
Boxi Oil fields            CNOOC Ltd.                        100%        14,020 BOE          1997           11.32MMBOE
                                                                         12,342 BBL                         9.42 MMBBL
                                                                           10 MMcf                           11.45 BCF
Chengbei Oil fields        CNOOC Ltd.                        100%           4,358            1985                 9.14
----------------------------------------------------------------------------------------------------------------------------------
Qinhuangdao
  Qinhuangdao 32-6         CNOOC Ltd.    Chevron/Texaco      75.5%       22,444 BOE          2001               104.07
----------------------------------------------------------------------------------------------------------------------------------
11/05
  Penglai 19-3           ConocoPhillips  Phillips Bohai       51%           8,272            2002               136.18
----------------------------------------------------------------------------------------------------------------------------------
Bonan
  Bozhong 34-2/4           CNOOC Ltd.                        100%           2,298            1990                 4.34
----------------------------------------------------------------------------------------------------------------------------------
Development
----------------------------------------------------------------------------------------------------------------------------------
Liaoxi
  Jinzhou 21-1             CNOOC Ltd.                        100%                                          13.82 MMBOE
                                                                                                            5.73 MMBBL
                                                                                                             48.51 BCF
Luda 4-2/5-2/10-1          CNOOC Ltd.                        100%                                                76.46
----------------------------------------------------------------------------------------------------------------------------------
Bozhong
  Nanbao 35-2              CNOOC Ltd.                        100%                                                75.73
----------------------------------------------------------------------------------------------------------------------------------
Boxi
  Qikou 18-9/18-2          CNOOC Ltd.                        100%                                           9.62 MMBOE
                                                                                                            8.46 MMBBL
                                                                                                              6.99 BCF
----------------------------------------------------------------------------------------------------------------------------------
Bonan
  Bonan Oil fields         CNOOC Ltd.                        100%                                          67.95 MMBOE
                                                                                                           31.90 MMBBL
                                                                                                            216.34 BCF
  Bozhong 25-1/25-1S       CNOOC Ltd.    Chevron/Texaco      83.8%                                        230.21 MMBOE
                                                                                                          217.76 MMBBL
                                                                                                             74.65 BCF
  Bozhong 34-1/34-1S       CNOOC Ltd.                        100%                                                12.30
----------------------------------------------------------------------------------------------------------------------------------
11/05
  Penglai 25-6           ConocoPhillips  Phillips Bohai       51%                                                10.70
----------------------------------------------------------------------------------------------------------------------------------
04/36
  Caofeidian 11-1/11-2     Kerr-McGee   Sino-American Energy  51%                                                47.36
  Caofeidian 18-1          Kerr-McGee   Sino-American Energy  51%                                                 1.73
----------------------------------------------------------------------------------------------------------------------------------
Bohai Bay Total                                                          137,353 BOE                     1,084.81MMBOE
                                                                         129,506 BBL                      990.39 MMBBL
                                                                           47 MMcf                          566.56 BCF
----------------------------------------------------------------------------------------------------------------------------------
Eastern South China Sea
----------------------------------------------------------------------------------------------------------------------------------
Production
----------------------------------------------------------------------------------------------------------------------------------
16/08
  Huizhou Oil fields          CACT                            51%          24,551            1990          25.01 MMBOE
                                                                                                         18.14 MMBBLS
                                                                                                             41.21 BCF
----------------------------------------------------------------------------------------------------------------------------------
15/11
  Xijiang 24-3           ConocoPhillips,      Shell           51%          16,095            1994          11.84 MMBBL
                           CNOOC Ltd.
----------------------------------------------------------------------------------------------------------------------------------
15/22                    ConocoPhillips,      Shell           40%          12,775            1995           6.72 MMBBL
  Xijiang 30-2             CNOOC Ltd.
----------------------------------------------------------------------------------------------------------------------------------
29/04
  Liuhua 11-1              CNOOC Ltd.                        100%          13,708            1996          13.54 MMBBL
----------------------------------------------------------------------------------------------------------------------------------
16/06
  Lufeng 13-1                  JHN                            25%           2,931            1993           1.88 MMBBL
----------------------------------------------------------------------------------------------------------------------------------
17/22
  Lufeng 22-1            Statoil, CNOOC      Statoil          25%           1,312            1997           0.52 MMBBL
                             Ltd.
----------------------------------------------------------------------------------------------------------------------------------
15/34
  Panyu 4-2/5-1               Devon        Burlington         51%           1,609            2003          33.41 MMBBL

----------------------------------------------------------------------------------------------------------------------------------
Development
----------------------------------------------------------------------------------------------------------------------------------
16/19
  Huizhou 19-3/19-2/19-1      CACT                            51%                                          25.59 MMBBL
----------------------------------------------------------------------------------------------------------------------------------
Liuhua 07
  Panyu 30-1               CNOOC Ltd.                        100%                                          87.16 MMBOE
                                                                                                            2.67 MMBBL
                                                                                                            506.94 BCF
----------------------------------------------------------------------------------------------------------------------------------


                                                        [PICTURE OMITTED]


                                                               17



CNOOC LIMITED Annual Report 2003

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT

Block/Property              Operator         Partner     The Company's      2003       Actual Production        Net Reserve as of
                                                           interests   Net Production    commencement           December 31, 2003
                                                                         (BOE/day)          year                     (MMBOE)
                                                                       Oil (BBL/day)                               Oil (MMBBL)
                                                                       Gas (MMcf/day)                             Gas (BCF/day)
Xijiang 04
  Xijiang 23-1             CNOOC Ltd.                        100%                                                40.44
----------------------------------------------------------------------------------------------------------------------------------
Eastern South China Sea                                                    72,981                        246.11 MMBOE
                                                                                                         154.75 MMBBLS
                                                                                                            548.15 BCF
----------------------------------------------------------------------------------------------------------------------------------
Western South China Sea
----------------------------------------------------------------------------------------------------------------------------------
Production
Yulin 35
  Weizhou Oil fields       CNOOC Ltd.                        100%        28,462 BOE          1993          55.20 MMBOE
                                                                         27,494 BBL                        52.62 MMBBL
                                                                           6 MMcf                            15.50 BCF
----------------------------------------------------------------------------------------------------------------------------------
Wenchang 13-1/13-2
  Wenchang 13-1/13-2       CNOOC Ltd.         Husky           60%          32,572            2002                33.44
----------------------------------------------------------------------------------------------------------------------------------
Yinggehai
  Yacheng 13-1           CNOOC Ltd. (1)   Kufpec BPCEPC       51%        19,047 BOE          1995          90.87 MMBOE
                                                                           825 BBL        5.08 MMBBL
                                                                           99 MMcf        514.73 BCF
----------------------------------------------------------------------------------------------------------------------------------
Changjiang 25
  Dongfang 1-1             CNOOC Ltd.                        100%         3,929 BOE          2003         234.67 MMBOE
                                                                           54 BBL                         1,407.99 BCF
                                                                           23 MMcf
----------------------------------------------------------------------------------------------------------------------------------
Development
----------------------------------------------------------------------------------------------------------------------------------
Yangjiang 31/32
  Wenchang 8-3             CNOOC Ltd.                        100%                                                11.58
  Wenchang 19-1            CNOOC Ltd.                        100%                                                26.09
  Wenchang 15-1            CNOOC Ltd.                        100%                                                22.94
----------------------------------------------------------------------------------------------------------------------------------
Yinggehai
  Yacheng 13-4             CNOOC Ltd.                        100%                                          22.40 MMBOE
                                                                                                            1.30 MMBBL
                                                                                                            126.62 BCF
----------------------------------------------------------------------------------------------------------------------------------
Ledong 01
  Ledong                   CNOOC Ltd.                        100%                                          83.20 MMBOE
                                                                                                            499.18 BCF
----------------------------------------------------------------------------------------------------------------------------------
Yulin 35
  Weizhou 11-1             CNOOC Ltd.                        100%                                                 9.46
----------------------------------------------------------------------------------------------------------------------------------
39/05
  Wenchang 14-3            CNOOC Ltd.                        100%                                                11.17
----------------------------------------------------------------------------------------------------------------------------------

Western South China
  Sea Total                                                              84,010 BOE                       601.02 MMBOE
                                                                         60,945 BBL                       173.68 MMBBL
                                                                          128 MMcf                        2,564.02 BCF
----------------------------------------------------------------------------------------------------------------------------------
East China Sea
----------------------------------------------------------------------------------------------------------------------------------
Production
----------------------------------------------------------------------------------------------------------------------------------
Luihua 07
  Pinghu Gas field         CNOOC Ltd.                         30%         4,908 BOE          1998          12.74 MMBOE
                                                                         2,536 BBLS                        4.64 MMBBLS
                                                                           14 MMcf                           48.66 BCF
----------------------------------------------------------------------------------------------------------------------------------
Development
----------------------------------------------------------------------------------------------------------------------------------
Xihu Trough
  Canxue                   CNOOC Ltd.   Sinopec, Shell,
                                        Unocal                30%                                          6.81 MMBOE
                                                                                                           1.82 MMBBL
                                                                                                             29.93 BCF
  Duanqiao                 CNOOC Ltd.   Sinopec, Shell,
                                        Unocal                30%                                           4.71 MMBOE
                                                                                                            1.36 MMBBL
                                                                                                             20.12 BCF
  Chunxiao                 CNOOC Ltd.   Sinopec, Shell,
                                        Unocal                30%                                          18.32 MMBOE
                                                                                                            2.22 MMBBL
                                                                                                             96.56 BCF
  Tianwaitian              CNOOC Ltd.   Sinopec, Shell,
                                        Unocal                30%                                           3.21 MMBOE
                                                                                                            0.07 MMBBL
                                                                                                             18.82 BCF
  Baoyunting               CNOOC Ltd.   Sinopec, Shell,
                                        Unocal                30%                                          11.25 MMBOE
                                                                                                            2.69 MMBBL
                                                                                                             51.36 BCF
  Wuyunting                CNOOC Ltd.   Sinopec, Shell,
                                        Unocal                30%                                           2.76 MMBOE
                                                                                                            1.12 MMBBL
                                                                                                              9.85 BCF
----------------------------------------------------------------------------------------------------------------------------------
East China Sea Total                                                      4,908 BOE                        59.80 MMBOE
                                                                          2,536 BBL                        13.92 MMBBL
                                                                           14 MMcf                          275.30 BCF
----------------------------------------------------------------------------------------------------------------------------------
Offshore China Total                                                     299,252 BOE                    1,991.74 MMBOE
                                                                         265,968 BBL                    1,332.74 MMBBL
                                                                          189 MMcf                        3,954.03 BCF
----------------------------------------------------------------------------------------------------------------------------------
Indonesia
Malacca Oil field                                                           2,236            1994           7.06 MMBOE
----------------------------------------------------------------------------------------------------------------------------------
Indonesia SES.B.V                                                        55,241 BOE                       129.68 MMBOE
                                                                         38,260 BBL                        96.29 MMBBL
                                                                          102 MMcf                          200.32 BCF

Total                                                                    356,729 BOE                    2,128.48 MMBOE
----------------------------------------------------------------------------------------------------------------------------------
                                                                         306,464 BBL                    1,436.09 MMBBL
                                                                          291 MMcf                        4,154.35 BCF


Note(1) On January 1 2004, CNOOC limited took over the Operatorship of Yacheng 13-1 from BP.



                                                        [PICTURE OMITTED]


                                                                18

                                              CNOOC LIMITED Annual Report 2003


The 30-year tranche bond offering marked the first ever 30-year offering by Chinese corporates, coupon rates for both the 10-year and the 30-year tranches were the lowest among comparable offerings by Chinese corporates.

Health, Safety and Environmental Protection
In 2003, CNOOC Ltd continued to emphasize and strengthen its Health, Safety and Environmental ("HSE") protection. With continuing improvements in HSE activities, the Company reached a new milestone in this area.

During 2003, CNOOC Ltd recorded no major fatality, no incident of oil spillage and no single incident that resulted in an economic loss in excess of US$120,000.

According to the Company's OSHA statistical results, CNOOC Ltd achieved an above-average rating as compared with major international oil companies.

Review by Area
Today, the Group has five major exploration and production areas, including four offshore China areas, namely, the Bohai Bay, Western South China Sea, Eastern South China Sea and the East China Sea as well as Indonesia.

In 2003, together with our foreign partners, the Company made a total of 12 discoveries. Of these, six oil discoveries were made in Bohai Bay, while two natural gas discoveries and one oil discovery were made in South China Sea. Three oil and gas discoveries were made overseas. These discoveries have helped increase reserves for the Company's sustainable development.

                              [PICTURE OMITTED]

Bohai Bay
Bohai Bay holds the core assets of our portfolio and consists of crude oil and natural gas fields such as Suizhong 36-1, Qinhuangdao 32-6 and many other oil discoveries and development projects that are under development. This area holds the largest amount of reserves and production among our five major operating areas.

As at 31 December 2003, the Company had net proved reserves of 1,084.81 Mmboe in this area, accounting for 50.9% of the total net proved reserves.

In 2003, daily average net production was 137,353 boe, accounting for approximately 38.5% of our total net daily production. We currently hold exploration licenses for nine blocks in this area while our foreign partners have exploration licenses for six other blocks.

In 2003, the Company made six oil and gas discoveries in the area; of these, three were independent discoveries, including Bozhong 34-1S, Bozhong 34-1 and Bozhong 3-2. Our partner Kerr-McGee has made discoveries at Caofeidian 11-5 and Caofeidian 11-6; ConocoPhillips has made discoveries in Penglai 19-9. In addition, the Company has successfully appraised seven hydrocarbon-bearing structures.

During the period, the Company has increased its interests in Qinhuangdao 32-6 from 51% to 75.5%.

In 2003, 29 wells were drilled in the Bohai Bay and 2,074.5 square kilometers of 3D seismic data were acquired. Of these, 16 were drilled by CNOOC Ltd (11 wildcat wells and five appraisal wells with 1,763.7 square kilometers of 3D seismic data acquired). Through co-operation with our partners, 13 wells were drilled (eight wildcat wells and five appraisal wells with 310.8 square kilometers of 3D seismic data acquired).

In Bozhong area, the Company drilled two wildcat wells, one appraisal well, and made one oil and gas discovery in Bozhong 3-2.

                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

OPERATIONS OVERVIEW

The Company drilled six wildcat wells and two appraisal wells in the Bonan block, with two oil and gas discoveries at Bozhong 34-1S and Bozhong 34-1, which were successfully appraised. They are located near producing oilfield Bozhong 34-2/4, presenting excellent commercial potential.

The Company drilled three wildcat wells and two appraisal wells in the Liaodong block, and successfully appraised the hydrocarbon-bearing structure in Jinzhou 25-1S.

Our partner ConocoPhillips drilled two wildcat wells in the 11/05 area and made one oil and gas discovery in Penglai 19-9. The Company plans to drill one appraisal well in the area in 2004.

Another partner, Kerr-McGee, drilled a total of six wildcat wells and five appraisal wells in the blocks of 04/36, 05/36 and 09/18. It has also made two oil discoveries in the 04/36 block, namely Caofeidian 11-5 and Caofeidian 11-6, and successfully appraised two hydrocarbon-bearing structures in Caofeidian 11-3 and Caofeidian 11-6. Two wildcat wells were successfully drilled in the 05/36 block, two appraisal wells, namely Caofeidian 12-1 and Caofeidian 12-1S, were also completed successfully by Kerr-McGee.

Western South China Sea
Western South China Sea, one of our most important natural gas exploration areas, consists of Beibu Gulf, Yinggehai and the Qiongdongnan basins. As at 31 December 2003, the Company had net proved reserves of 601.0 Mmboe in the area, accounting for approximately 28.2% of the Company's total net proved reserves.

The average daily production in the area was 84,010 boe, or 23.6% of our total production. At present, the Company and its partners possess twenty eight and five exploration licenses in this area, respectively.

In 2003, we drilled six wildcat wells, two appraisal wells and acquired 7,460.8 square kilometers of 2D seismic data. Our partners drilled one wildcat well, one appraisal well and acquired 983.2 square kilometers of 3D seismic data.

During the year, there was one oil discovery at Weizhou 11-1N and two hydrocarbon-bearing structures in Weizhou 11-1 and Wenchang 15-1 were successfully appraised.

In the area of Yinggehai, preparation work for taking over the operatorship of the Yacheng 13-1 gas field continued in 2003 and was successfully completed on 1 January 2004. This demonstrated that the Company has the ability to operate under internationally recognized standards.

Located in Changjiang 25 block, Dongfang 1-1 gas field is the Company's largest independent gas field. Phase 1 of the field commenced production ahead of schedule, supplying natural gas to Hainan Province, and marking a new milestone in the development of the Company's natural gas business.

In 2003, the Company drilled one wildcat well and one appraisal well in the Yulin 35 block of Beibu Gulf, with a new discovery in Weizhou 11-1N, and successfully appraised a hydrocarbon-bearing structure in Weizhou 11-1. The Company is planning to drill two wildcat wells in the area in 2004.

During the year, the Company drilled one wildcat well in the Wenchang 20 block of the Zhu III Sag and successfully appraised a hydrocarbon-bearing structure in the Wenchang 15-1 area.

Eastern South China Sea
Eastern South China Sea has always been an important crude oil production area for the Company. In 2003, major natural gas discoveries were made in Liuhua 19-5 and Panyu 35-1, opening up a new natural gas


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003

                              [PICTURE OMITTED]

exploration area for the Company. As at 31 December 2003, the Company had net proved reserves of 246.1 MMboe in the area, accounting for 11.6% of the Company's total net proved reserves.

The average daily production in the area was 72,981 boe, or 20.5% of our total production. We currently hold exploration licenses for thirty six blocks and our partners have licenses for two blocks.

In 2003, the Company drilled eight wells (including five wildcat wells and three appraisal wells) in Eastern South China Sea, 4,144 kilometers 2D seismic data was collected. Our partners drilled three wildcat wells, collected 1,562 kilometers 2D seismic data and 345 kilometers 3D seismic data.

During the period, the Company made two natural gas discoveries, Liuhua 19-5 and Panyu 35-1, and successfully appraised a hydrocarbon-bearing structure, Panyu 30-1, confirming the gas generation of Baiyun Trough and verifying the exploration potential with its adjacent deep water area.

Initial assessments made in 2003 have confirmed that discoveries of natural gas reserves at Panyu 30-1 and Panyu 34-1 will reach a total of 1.5 trillion cubic feet, indicating promising natural gas exploration prospects in the area. The discovery represented the Company's first natural gas discovery in the Pearl River Mouth basin and the largest natural gas discovery over the past three years.

Panyu 4-2 and Panyu 5-1 commenced production on schedule during the year. Peak production is expected to hit in 2004 with a daily crude oil production of 60,000 barrels. The Company holds a 51% interest in both oilfield.

Taking advantage of our partners' asset restructuring program during the year, CNOOC Ltd increased its interest in the Liuhua 11-1 oilfield and now has 100% interests in the oilfield.

In 2003, the Company drilled one wildcat well and three appraisal wells in the Liuhua 07 block, made one oil and gas discovery in Liuhua 19-5 and successfully appraised the hydrocarbon-bearing structure at Panyu 30-1.

At Panyu 33 block, the Company drilled one wildcat well, and made one natural gas discovery at Panyu 35-1.

East China Sea
As at 31 December 2003, the company had net proved reserves of 59.8 MMboe in the area, accounting for 2.8% of the Company's total net proved reserves. The average daily production in the area was 4,908 boe, or 1.4% of our total production. The Company holds licenses for 56 blocks while its partners hold exploration licenses for one block.

In 2003, the Company achieved two significant milestones in its East China Sea operation.

In September, our parent company entered a new era with the signing of five oil exploration and development contracts with Sinopec, Pecten Orient Company of the United States (subsidiary company of Shell) and Unocal. The first development under the contracts will be the Chunxiao development area which is expected to come on stream in mid 2005.

In October, phase one of the Pinghu oil and gas field expansion project, in which CNOOC Ltd holds a 30% interest, commenced operation as scheduled. The project increased the daily gas supply to Shanghai by 20.8 mmcf per day, reaching a total of 62.3 mmcf per day.


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

OPERATIONS OVERVIEW


                              [PICTURE OMITTED]

We are carrying out joint exploration work in the Xihu Trough with Sinopec. In 2003, the Company acquired 1,976 kilometers of 2D seismic data and drilled one wildcat well in the Lishui Trough. In 2003, the Company acquired 2,525 kilometers of 2D seismic data in the South Huanghai area.

Overseas Operation
As at 31 December 2003, the Company had net proved reserves of 136.7 MMboe in Indonesia, accounting for 6.4% of the Company's total net proved reserves. The average daily production in the area was 57,477 boe, or 16.1% of our total production.

In 2003, our partner KODECO made three oil and gas discoveries in the West Madura PSC area in the East Java Sea of Indonesia.

Since 1 January 2003, the Company effectively acquired a 12.5% interest in the Tangguh LNG Project in Indonesia. As a result of our partner's continuous efforts, a series of agreements have been signed for the Tangguh LNG project for the supply of gas to Korea and the North American markets.

New Contracts and Agreements Signed in 2003
In 2003, our parent company announced a total of 10 foreign cooperation blocks and two new cooperation blocks, covering an area of more than 30,388 square kilometers.

During the year, the Company signed a total of seven petroleum contracts with international oil companies.


New Petroleum Contracts Signed in 2003

                                    Signing   Commencement                                               Current stage/
                       Contract      date         date                                                     Block  area
No.       Area           area     (yy/mm/dd)   (yy/mm/dd)         Partners      Interest     Operator         (km2)


1        Bohai           09/06     03.06.17     03.08.01         Kerr-McGee       100%      Kerr-McGee        1,788
2   East China Sea     Chunxiao    03.08.19     03.10.01           Shell           20%      CNOOC Ltd.        1,225
                                                                   Unocal          20%
                                                             Sinopec (consignor)   30%
3   East China Sea    Baoyunting   03.08.19     03.10.01            Shell          20%      CNOOC Ltd.         987
                                                                   Unocal          20%
                                                             Sinopec (consignor)   30%
4   East China Sea       12/21     03.08.19     03.10.01            Shell          50%      CNOOC Ltd.       10,175
                                                                   Unocal          50%
                                                             Sinopec (consignor)
5   East China Sea       27/05     03.08.19     03.10.01            Shell          50%      CNOOC Ltd.        5,349
                                                                   Unocal          50%
                                                             Sinopec (consignor)
6   East China Sea       20/14     03.08.19     03.10.01            Shell          50%      CNOOC Ltd.        4,372
                                                                   Unocal          50%
                                                             Sinopec (consignor)
7   East China Sea       04/35     03.10.27     03.12.01            Husky         100%         Husky          4,835


                                                   [PICTURE OMITTED]


                                                           22

                                                                                    CNOOC LIMITED Annual Report 2003

MAJOR EXPLORATION BLOCKS


Block                                Block Area                     Partner                  Exploration License
                                        (km2)                                              Commencement - Expiration

--------------------------------------------------------------------------------------------------------------------


Middle of Bohai Bay                     5,310                                                 08/16/02 - 08/16/04
Southern Bohai Bay                      3,799                                                 10/31/02 - 10/31/04
Western Bohai Bay                       1,907                                                  5/29/03 - 5/29/05
Western Liaodong Bay                    3,344                                                 3/31/00 - 04/08/06
Eastern Liaodong Bay                    2,829                                                 07/02/01 - 07/02/06
Eastern Bozhong                         1,861                                                 05/30/02 - 05/30/04
Bohai 09/11                              843                                                  04/05/02 - 04/05/04
Bohai 06/17                             2,586                                                 02/20/03 - 02/20/05
Bohai 02/31                             4,990                                                 05/29/03 - 05/29/05
--------------------------------------------------------------------------------------------------------------------
Independent Total                      27,469
--------------------------------------------------------------------------------------------------------------------
Eastern Bohai 11/05 (East China Sea)    3,601                   Conocophillips                08/16/02 - 02/10/04
Western Bohai 11/05 (East China Sea)    4,076                   Conocophillips                02/10/02 -02/10/04
Bohai 11/19 (East China Sea)            3,185                   Chevron/Texaco                05/29/03 - 05/29/05
Bohai 09/18 (East China Sea)            2,226                     Kerr-McGee                  04/04/01 - 04/04/04
Bohai 04/36 (East China Sea)            1,694          Kerr-McGee, Sino-American Energy       12/31/01 - 12/31/03
Bohai 05/36 (East China Sea)            1,250     Kerr-McGee, Newfield, Sino-American Energy  02/10/02 - 02/10/04
PSC Total                              16,032
--------------------------------------------------------------------------------------------------------------------
Bohai Total                            43,501
--------------------------------------------------------------------------------------------------------------------
Xihu Tiantai 02 (East China Sea)        4,528                                                 06/05/03 - 06/05/05
Xihu Hangzhou 26 (East China Sea)       3,642                                                 03/31/03 - 03/31/05
Xihu Huangyan 04 (East China Sea)       2,848                                                 08/28/01 - 08/28/08
Xihu Hangzhou 17 (East China Sea)       4,227                                                 08/28/01 - 08/28/08
Xihu Zhenhai 01 (East China Sea)        1,536                                                 08/28/01 - 08/28/08
Xihu Fuyang 27 (East China Sea)         2,526                                                 08/28/01 - 08/28/08
Lishui-Jiaojiang (East China Sea)       6,767                                                 03/31/00 - 11/28/05
Kunshan 02 (East China Sea)             2,628                                                 05/11/01 - 05/11/06
Jinhua 12 (East China Sea)              6,931                                                 05/11/01 - 05/11/06
Taibei 27 (East China Sea)              7,379                                                 07/09/01 - 07/09/06
Tiantai 32 (East China Sea)             5,400                                                 07/17/01 - 07/17/06
Lishui 30 (East China Sea)              4,085                                                 07/01/02 - 07/01/09
Jiangning 32 (East China Sea)           7,136                                                 11/05/03 - 12/30/04
Western Wunansha (South Yellow Sea)      242                                                  03/31/00 - 12/16/05
Zhucheng 14 (South Yellow Sea)          5,659                                                 05/11/01 - 05/11/06
Qingdao 34 (South Yellow Sea)           5,745                                                 12/07/01 - 12/07/06
North Yellow Sea                        6,471                                                 05/25/01 - 05/25/06
Changshan 01 (North Yellow Sea)         6,449                                                 07/03/01- 07/03/06
--------------------------------------------------------------------------------------------------------------------
Independent Total                      84,199
--------------------------------------------------------------------------------------------------------------------
East China Sea 32/32                     513                 Prime Line Petroleum             07/11/02 - 07/11/04
--------------------------------------------------------------------------------------------------------------------
PSC Total                                513
--------------------------------------------------------------------------------------------------------------------
East China Sea Total                   84,712
--------------------------------------------------------------------------------------------------------------------
Xijiang 04 (Pearl River Mouth)          7,969                                                 05/11/01 - 05/11/06
Lufeng 06 (Pearl River Mouth)           4,457                                                 05/11/01 - 05/11/06
Lufeng 08 (Pearl River Mouth)           4,723                                                 05/11/01 - 05/11/06
Huizhou 30 (Pearl River Mouth)          5,862                                                 05/11/01 - 05/11/06
Huizhou 31 (Pearl River Mouth)          3,074                                                 05/11/01 - 05/11/06
Enping 15 (Pearl River Mouth)           5,833                                                 05/11/01 - 05/11/06
Enping 10 (Pearl River Mouth)           6,547                                                 05/11/01 - 05/11/06
Panyu 33 (Pearl River Mouth)            4,830                                                 05/11/01 - 05/11/06
Liuhua 07 (Pearl River Mouth)           4,172                                                 05/11/01 - 05/11/06
Chaozhou 03 (Pearl River Mouth)         4,490                                                 05/11/01 - 05/11/06
Shantou 29 (Pearl River Mouth)          6,407                                                 05/11/01 - 05/11/06
Kaiping 14  (Pearl River Mouth)         7,753                                                 05/11/01 - 05/11/06
Huizhou 14  (Pearl River Mouth)          882                                                  05/29/03 - 05/29/05
16/02 (Pearl River Mouth)               3,498                                                 31/03/00 - 31/03/07
15/35 (Pearl River Mouth)               1,411                                                 20/02/03 - 20/02/05
15/12 (Pearl River Mouth)               1,895                                                 16/10/00 - 16/10/06
Nanhaichao                              7,834                                                 05/14/02 - 05/14/07
--------------------------------------------------------------------------------------------------------------------
Independent Total                      81,637
--------------------------------------------------------------------------------------------------------------------


                                                 [PICTURE OMITTED]


                                                         23




CNOOC LIMITED Annual Report 2003

OPERATIONS OVERVIEW



MAJOR EXPLORATION BLOCKS


Block                                Block Area                     Partner                  Exploration License
                                        (km2)                                              Commencement - Expiration

--------------------------------------------------------------------------------------------------------------------
16/19 (Pearl River Mouth)                415                 Agip, Chevron/Texaco             04/05/02 - 04/05/04
15/34 (Pearl River Mouth)               4,984                 Devon, Burlington               12/24/03 - 12/24/05
--------------------------------------------------------------------------------------------------------------------
PSC Total                               5,399
--------------------------------------------------------------------------------------------------------------------
Eastern South China Sea Total          87,036
--------------------------------------------------------------------------------------------------------------------
Yulin 35                                6,050                                                 05/11/01 - 05/11/06
Weizhou 12                              6,980                                                 11/05/01 - 11/05/06
Weizhou 26                              4,358                                                 11/05/03 - 05/11/06
Changjiang 25                           7,434                                                 11/05/03 - 11/05/05
Ledong 01                               6,543                                                 12/03/03 - 12/03/05
Lingao 15                               6,583                                                 11/05/03 - 05/11/06
Ledong 17                               3,971                                                 05/11/01 - 05/11/06
Songtao 18                              2,566                                                 03/31/00 - 12/16/05
Yangjiang 31                            6,003                                                 12/03/03 - 12/03/05
Qionghai 28                             5,208                                                 05/11/01 - 05/11/06
Wenchang 20                             4,979                                                 05/11/01 - 05/11/06
Yangjiang 32                            3,962                                                 12/03/01 - 05/11/06
--------------------------------------------------------------------------------------------------------------------
Independent Total                      64,637
--------------------------------------------------------------------------------------------------------------------
Wanan North 21A                         6,801            Benton Offshore China Company        09/30/03 - 09/30/05
Wanan North 21B                         6,118            Benton Offshore China Company        09/30/03 - 09/30/05
Wanan North 21C                         6,372            Benton Offshore China Company        09/30/03 - 09/30/05
Wanan North 21D                         6,126            Benton Offshore China Company        09/30/03 - 09/30/05
--------------------------------------------------------------------------------------------------------------------
PSC Total                              25,417
--------------------------------------------------------------------------------------------------------------------
Western South China Sea Total          90,054
--------------------------------------------------------------------------------------------------------------------
Total                                  305,303
--------------------------------------------------------------------------------------------------------------------

                                                 [PICTURE OMITTED]


                                                         24

                                              CNOOC LIMITED Annual Report 2003

                                                          CORPORATE GOVERNANCE


Maximising shareholder's value has been a priority of the Company since its listing. In 2003, we strictly complied with our corporate governance policy, and made sure that all decisions were based on trust, fairness, compliance and transparency, so as to protect the interest of all our shareholders.

To better serve our shareholders and to achieve good corporate governance standards, the Company has identified Board and committee members who are dedicated, professional and accountable. In addition, world-renowned professional external auditors were employed and internationally recognized figures were invited to serve on our international advisory board to further enhance our corporate governance standards.

Board of directors
The Company's board of directors consists of eight members, four of them are independent non-executive directors. These four non-executive directors come from other areas outside of China, and are all professionals or scholars with backgrounds in legal, economics, financial and investment fields. They also have extensive experience and knowledge in corporate management, making significant contributions to the Company's strategic decisions. The diverse background of the board members ensures that they fully represent the interests of all our shareholders.

The board holds three regular annual meetings per year, and extraordinary meetings will be held if required. Events that require all board members to vote include conflict of interest on any matter that involves a major shareholder or a director, major asset acquisition or disposal, investments, capital expenditure items, determination of authority, treasury policy, risk management and important personnel changes to the management.

In 2003, Mr. Evert Henkes was appointed as a non-executive independent director of the Company. Mr. Jack So Chak Kwong on the other hand left the board following his appointment as Deputy Chairman and Group Managing Director of PCCW Limited. While we appreciated Mr. So's invaluable contributions to the Company, we believe that Mr. Henkes' extensive experience with Shell would help enhance our corporate governance standard.

During the year, the Company's independent directors attended all board meetings.

Besides the existing audit committee and remuneration committee, the Company has established a nomination committee to further strengthen its corporate governance structure.

Audit Committee
The committee consists of two independent non-executive directors, with Dr Kenneth Courtis designated as the audit committee financial expert under the U.S. securities laws. The committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company's accounts, evaluating the Company's auditing scope and procedures, and evaluating internal control systems. The committee is also responsible for setting up internal monitoring systems so as to allow the Board to monitor the Company's entire financial position, protect the Company's assets, and prevent major errors resulting from financial reporting or loss. The Board is responsible for these systems and appropriate delegations and guidance have been made. In addition, the chairman of the audit committee will each year present a report to the Board describing the committees' major activities during the year.


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

CORPORATE GOVERNANCE


Remuneration Committee
With three independent non-executive directors, the remuneration committee is responsible for reviewing information pertaining to all executives' salaries, bonuses, share options packages, performance appraisal systems and retirement plans.

Nomination Committee
To establish proper procedures for the selection of the Company's leadership positions, upgrade the quality of board members and perfect the Company's corporate governance structure, the Company has established a nomination committee in accordance with related laws and requirements. Formed by an executive director and two independent non-executive directors, the committee's major authority and responsibilities are: to nominate and affirm directors candidates approved by the Board; to review the structure and composition of the board on a regular basis and to evaluate the leadership abilities of executive and non-executive directors to ensure the competitive position of the organization.

Striving for better transparency and communication with investors
With a long-term strategy of being transparent, strengthening investor relations, and providing consistent, stable and extraordinary returns to shareholders, the Company actively ensures that information is transparent to our investors. We have established a professionally run investor relations department to serve as a communication channel between the Company and its shareholders and investors, ensuring that timely information is received by them. Besides announcing its interim and annual results to shareholders and investors according to regulations, the Company also publicized its major business developments through press releases, announcements and the company website. The Company also distributed its material information and statistics on a timely basis. During the year, we have also revamped our website to enrich information content for investors.

                              [PICTURE OMITTED]

Code of Ethics
The board of directors has adopted a Code of Ethics on 28 August 2003 to provide guidelines to the senior management in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider trading, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company's assets as well as reporting requirements for listed companies.

All our senior management members are required to familiarize and follow the code of ethics in the guide book to ensure that the Company's operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissals.


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003



Attendance at full board meetings in 2003

Executive Directors                                  No. of meetings attended
-----------------------------------------------------------------------------
                                                       (3 meetings in total)
Wei Liucheng (resigned on 16 October 2003)                       2
Fu Chengyu                                                       3
Jiang Longsheng                                                  3
Zhou Shouwei                                                     3
Luo Han                                                          2


Independent Non-executive Directors
-----------------------------------------------------------------------------
So Chak Kwong (resigned on 15 September 2003)                    2
Chiu Sung Hong                                                   3
Kenneth S. Courtis                                               3
Erwin Schurtenberger                                             3
Evert Henkes (appointed on 15 September 2003)                    1


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

HEALTH, SAFETY AND ENVIRONMENT

We placed great emphasis on participating in HSE training programs organized by professional training institutions. Together with business partners, the Company also organized exchange activities that were related to international safety management, oil spillage crisis management and oilfield abandonment management.


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003


In 2003, the Company continued to emphasize and strengthen its Health, Safety and Environment ("HSE"). Being responsible to staff members, the society and the environment as a whole, the Company regards HSE as a top priority of its daily operation and production, promoting strict management control, and pays great attention to details in order to further improve the Company's HSE performance.

During 2003, the Company recorded no major fatalities, contaminations or any safety related liabilities that exceeded USD120,000 per incident.

According to the Company's OSHA statistical results, we achieved an above-average rating as compared with major international oil companies, marking a new milestone in the company's HSE standards.

Promote Systematic Management
In 2003, the Company further refined management requirements in order to further enhance its HSE system. The Company completed its senior management review of all branches in China and CNOOC SES LTD., established health management systems for its offshore crew members and set out crisis management procedures. Such procedures were proved highly effective in withstanding the challenges during the SARS period.

During the year, the Company further strengthened safety management procedures for high-risk activities such as those involving helicopter and diving operations. The launch of the International Association of Oil & Gas producers
(OGP) HSE management system has also fully demonstrated our deep concern for the safety requirements of its contractors. In addition, the application for the ISO14000 environmental management qualification for the Company's offshore oil and gas fields has achieved significant progress during 2003. Qinhuangdao 32-6 oilfield and Wencheng oilfields have already began operating under a standardised system with proper documentation.

                              [PICTURE OMITTED]

In order to promote Bohai Bay Oil Spillage Awareness, support the establishment of the Bohai Oil Spillage Awareness Centre and strengthen crisis awareness capabilities in offshore work sites, CNOOC Ltd took part in the "National Offshore Oil Spillage Awareness Plan" seminar organized by the State Oceanic Administration, and discussed with participating oil and gas companies issues relating to resources sharing and risk assessment in case of oil spillage in Bohai Bay.

In accordance with changes to OSHA's statistical mechanism, the Company has revised its internal documentation methods to keep abreast with OSHA's standard, which uses OGP reporting methods to record the differences and standards of particular incidents. CNOOC Ltd also formulated new OSHA and incident reporting forms in order to better meet the requirements of international associations such as OGP and API.

The Company has been able to deliver working hour statistics and incident reports to investors and API on a quarterly basis.


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

HEALTH, SAFETY AND ENVIRONMENT


HSE Training and Information Exchange
During 2003, the Company organized a series of seminars covering the areas of HSE regulations and standards, special operations and offshore life-saving techniques in order to reinforce staff members' HSE concepts, enrich their HSE knowledge and raise their practical skills on HSE matters.

We placed great emphasis on participating in HSE training programs organized by professional training institutions. Together with business partners, the Company also organized exchange activities that were related to international safety management, oil spillage crisis management and oilfield disposal management.

The Company has continuously studied the HSE work of other international companies including contractors and business associates, reviewing their experience in order to further improve on the Company's regulations and systems. In addition, the Company has taken the initiative to study the incident cases of its peers and analyzed their situations in order to prevent encountering the same problems in future.

In 2003, the Company also assisted the nation's respective government departments to speed up the formulation of HSE standards.

Employee Health and Safety
The Company spares no effort in protecting health and safety of its employees. Apart from monitoring and guiding employees' work safety awareness during the course of production, the Company also paid special attention to the health and safety conditions of their employees outside of work.

The month of June is China's national safety production month. During this period, CNOOC Ltd launched a signature campaign entitled" Treasure Your Life, Fasten Your Belt". The campaign included road safety seminars, quiz programs as well as the publication of a "Road Safety Tips" CD-ROM. The campaign was intended to build up a safety culture in both work and daily life through the relatively small act of "Fastening a Seat Belt".

During the SARS outbreak, the Company took active steps to help employees and their families to combat the disease, established SARS Sterilized Scheme and advocated a "zero case" system. All employees working offshore and employees who were returning to the country from infected areas were closely monitored. As a result of the effective implementation of such preventive measures, not a single SARS or suspected SARS case was recorded during the period.

During the year, the Company organized various medical seminars including the prevention of cerebrovascular disease, cardiovascular disease, cancer and diabetes to promote healthcare knowledge among employees. The Company also published a healthcare guidebook for its employees.


                    CNOOC Ltd. OSHA occupational injury & occupational disease statistics of 2003
----------------------------------------------------------------------------------------------------------------------
                                                         Incident Rate                     Work Delay Rate
----------------------------------------------------------------------------------------------------------------------

                                   Man-hour        Recordable    Number of days     Death           Number of days
                                   (In thousand)   cases         away & working                     away & working
Scope                                                            bounds                             bounds
----------------------------------------------------------------------------------------------------------------------
Permanent worker                    2370           0.00          0.00               0.00            0.00
----------------------------------------------------------------------------------------------------------------------
Permanent worker, & other          14133           0.06          0.06               0.00            1.27
worker & direct contractor


                                                  [PICTURE OMITTED]


                                                          30

                                              CNOOC LIMITED Annual Report 2003

                                                       COMMUNITY CONTRIBUTIONS



                              [PICTURE OMITTED]

While striving to improve the Company's cost efficiency and increasing shareholder returns, we are also very happy to share its success with the community.

In 2003, the Company continued to engage in a development project in Nima County in the Tibet Autonomous Region. The Company also encourages its employees to take part in welfare activities such as Lifeline Express and Help the Needy.

CNOOC China Ltd's Shanghai Branch has taken an active part in the social welfare activities of the city and its achievements, and has gained positive recognition from the community. In May 2003, the Company received a "help students in need" award from the community Xu Jiahui.

As we continue to expand our overseas operations, we will continue to follow our social responsibility practice in these areas.

For example, CNOOC Southeast Sumatra Ltd has taken an active part in cultivating a cordial, harmonious and mutual care relationship with the local community in Indonesia. Apart from subsidizing the construction of a mosque and sports facilities in the neighborhood and promoting environmental related activities, the Company has assisted in renovating schools, ferry piers and roads for the community.


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

HUMAN RESOURCES DEVELOPMENT


Looking forward, we will continue our commitment to perfecting our corporate culture of "people-oriented and employee focus". The concept will also become part of our core development strategies.


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003


                              [PICTURE OMITTED]

"Employees are always the foundation for a company. Without the dedication and contributions of our employees, CNOOC Ltd would never have been able to achieve the remarkable performance today and the rosy prospects for tomorrow. Looking forward, we will continue our commitment to perfecting our corporate culture of "people-oriented and employee focus". The concept will also become part of our core development strategies."
Mr. Fu Chengyu, Chairman and Chief Executive Officer

To ensure healthy and stable development of the company, we place strong emphasis on human resources development and management to realize the capabilities, enthusiasm and creativity of our employees.

Employment and remuneration systems reform completed
The Company's rapid development has resulted in new requirements towards our corporate structure, job positioning and management process. The establishment of an effective, competitive and practical job delegation and remuneration system has become one of the top priorities of the Company to attract and retain high calibre employees.

In 2003, we undertook a systematic and in-depth reform of our job delegation and remuneration system, which focused on the Company's overall performance and future development. We invited a group of external and internal consultants to analyze and restructure the Company's management process, which included the clarification of the authorities and responsibilities of different departments. Based on the restructuring, we also reviewed the functions of each department and job descriptions, and carried out a recruitment campaign.


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

HUMAN RESOURCES DEVELOPMENT

This revolutionary reform has restructured the Company's management process, aligning organization of all departments and subsidiaries with the Company's overall strategy and positioning. With a more linear corporate structure, our operating efficiency is enhanced through the streamlining of the management chain. The creation and ranking of positions have also become more objective, logical and systematic. We have also developed a more open recruitment procedure, which allows the Company to absorb real talents and optimize the location of its manpower. The implementation of such competitive mechanism has effectively implanted a competitive mindset among the employees. The newly established "market-oriented" remuneration system not only lays a concrete foundation to attract, retain and motivate our people, but also enables the flexibility in taking rewards and penalizing actions.

                              [PICTURE OMITTED]

Establishment of overseas human resources system
To ensure smooth implementation of our overseas development strategies, we have established an international human resources and remuneration system to attract and retain our management and technical talents. This system consolidates the best practices of other international oil companies, covering remuneration, annual leave, overseas medical policy, relocation, emergency retreat and service process.

Establishment and improvement on appraisal systems
We have also strengthened our internal human resources system to evaluate the results of the reform. During the year, we introduced a simple and practical appraisal system focusing on the harmonization of individual and company development. With reference to international standards, we have included goal setting, individual development plan, performance tracking and reward,


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003


results assessment and employees' potential and value identification in the system. An effective appraisal system can help enhance employees' performance while improving the overall performance and management of the Company. The system can also identify and retain talents, help formulate reward and training system. We believe the new system would further strengthen a results-oriented and learning culture, which is essential in attaining the Company's strategic targets.

Strengthening human resources development
Through the establishment and implementation of an individual development system, we are able to organize specific trainings on various technical or general topics. During the year, a total of 325 training workshops were held with 6,980 participants.

Training for senior and mid-level executives on management skills has been a key focus in our training system. Last year, three groups of senior executives attended a seminar jointly held with the China Europe International Business School . Among these executives, some were also selected to join the overseas exchange program in association with our business partner. The participants were invited to attend the management training organized by a tertiary institution and a world renowned company, visit several prominent international companies and our foreign partner's headquarters in the U.S. During the tour, the executives were able to learn the latest management theories and production techniques.

                              [PICTURE OMITTED]

In addition, the Company has organized a "Carnegie Leadership Training Program" for managers in order to strengthen their management skills and internal management quality. This program mainly focused on leadership, planning, communication, team building, innovation, motivation, delegation and effective decision-making skills.


                              [PICTURE OMITTED]

CNOOC LIMITED Annual Report 2003

DIRECTORS AND SENIOR MANAGEMENT


                              [PICTURE OMITTED]

                                              CNOOC LIMITED Annual Report 2003


Executive Directors

Chengyu FU, aged 52. Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master's degree in petroleum engineering from the University of Southern California in the United States. He has over 29 years of experience in the oil industry in the PRC. He previously worked in China's Daqing, Liaohe and Huabei oilfields. He joined CNOOC in 1982 and has since been appointed as the Chairman of the Management Committee formed through a joint venture between CNOOC, BP Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was the General Manager of China Offshore Oil Eastern South China Sea Corporation.

In 2000, Mr. Fu was appointed as Deputy General Manager of CNOOC.
Subsequently, he was appointed as a Director, Executive Vice President, President and Chief Operating Officer of the Company in 2001. In August 2002 he became the Chairman and Chief Executive Officer of our affiliate, China Oilfield Services Ltd.

In October 2003, Mr. Fu was appointed as President of CNOOC. He was also appointed as the Chairman of the Board of Directors and Chief Executive Officer of the Company, effective 16 October 2003. In November 2003, Mr. Fu resigned his Chief Executive Officer position from China Oilfield Services Ltd.

Longsheng JIANG, aged 58. Mr. Jiang received a B.S. degree from the Beijing Petroleum Institute in China. He has over 34 years' experience in the oil industry in the PRC. He was appointed as a Director of the Company in December 2000 and has been the Vice President of CNOOC since 1998. From 1994 to 1998, he was the General Manager of China Offshore Oil Southern Drilling Company. From 1991 to 1994, Mr. Jiang served as the Deputy Chief Drilling Engineer and was later appointed as the Chief Drilling Engineer of China Offshore Oil Western South China Sea Corporation. He joined CNOOC in 1982.

Shouwei ZHOU, aged 52. Mr. Zhou received a doctorate degree from the Southwest China Petroleum Institute and is a senior engineer. He was appointed as a Director and Executive Vice President of the Company in September 1999 and is responsible for the management and operation of CNOOC China Limited. Mr. Zhou was appointed the President of the Company in August 2002. Mr. Zhou is also a Vice President of CNOOC. Mr. Zhou was the Deputy General Manager and later promoted to General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC. He joined CNOOC in 1982.

Han LUO, aged 50. Mr. Luo received a doctorate degree from the China Petroleum University. He has over 29 years of experience in the oil industry in the PRC. He was appointed as a Director of the Company in December 2000. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chief Representative of CNOOC in the CACT operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited's Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He joined CNOOC in 1982.

CNOOC LIMITED Annual Report 2003

DIRECTORS AND SENIOR MANAGEMENT


Independent Non-executive Directors

Sung Hong CHIU, aged 57. Mr. Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 29 years' experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an Independent Non-executive Director of the Company in September 1999.

Dr Kenneth S. COURTIS, aged 58, is Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. He advises the firm on economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. Dr. Courtis has won numerous prizes and distinctions for his research and is a valued advisor on international economic, financial and investment matters. He has lectured and written widely on the related fields of international finance, macro-economic policy, global capital markets and strategy. He is a prominently quoted commentator on global economic, financial and political developments.

He serves on the international advisory boards of a variety of leading international firms, public policy organizations and universities. After graduating with honors from Glendon College in Toronto, Dr. Courtis received a M.A. in international economics from Sussex University, England, a M.B.A. in finance and strategy from INSEAD (European Institute of Business Administration), and a Doctorate, with honors and the highest distinction, from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank.

Dr. Courtis was previously a member of the Company's International Advisory Board ("IAB").

Dr Erwin SCHURTENBERGER, aged 64, was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea, the Republic of Mongolia. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations. He was the President of the Swiss-Asia Foundation. He serves on the Boards of ROBERT BOSCH RBint., BUHLER GROUP Switzerland, FIRMENICH, SIRE Holding (China Infrastructure Fund), TAIKANG Life Insurance, WINTERTHUR Insurances (Asia). Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D. Degree in Economics and was trained in political science and philosophy. Dr. Schurtenberger is presently Chairman of the Company's IAB.

Evert HENKES, aged 60, was the CEO of Shell's global chemical business during 1998-2003. Since joining Shell in 1973, he served on various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd and a Managing Director of Shell UK, President of Billiton Metals and Shell's Metals Co-ordinator, Shell's Chemicals Co-ordinator and Director of Strategy & Business Services Shell International Chemicals Ltd. He also had directorships in regional and global industry bodies, including i.e. CEFIC and ICCA.

He is also a director of Tate & Lyle Plc, BPB Plc and Outokumpu Oy.

                                              CNOOC LIMITED Annual Report 2003


Company Secretary

Yunshi CAO, aged 58. Mr. Cao is the Company Secretary, the General Counsel and a Senior Vice President of the Company. From 1992 to 1999, he was the Director of the Legal Department of CNOOC. He has been the General Counsel of CNOOC since 1999. Mr. Cao is a senior economist and licensed lawyer in the PRC. He has extensive experience in production sharing contracts and over 33 years' experience in the oil industry. He received a B.S. degree from the Beijing Petroleum Institute and studied law at the Law School of Columbia University. Mr. Cao joined CNOOC in 1982.

Senior Management

Yunshi CAO (Please refer to "Company Secretary")

Mark QIU, aged 40. Dr. Qiu is the Chief Financial Officer and Senior Vice President of the Company. He worked for the investment bank Salomon Smith Barney before CNOOC Ltd., last as the head of its Asia Oil & Gas Investment Banking group. He previously held several management positions at Atlantic Richfield Corporation (ARCO) of United States. He was the Federal Government Relations Director of ARCO in Washington, D.C. Prior to that, he was a Vice President of ARCO China Ltd., ARCO's subsidiary in China. He was a consultant with the leadership succession planning consulting firm of RHR International. Mr. Qiu received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow. He also has a Master degree and a Ph.D. degree in Decision Sciences from the University of Texas at Arlington.

Hua YANG, aged 42. Mr. Yang is a Senior Vice President of the Company and President of CNOOC International Limited. He is a senior engineer. He received his B.S. degree from China Petroleum Institute. He has over 21 years' experience in petroleum exploration and production. Mr. Yang joined CNOOC in 1982 and was an Acting Director of the Overseas Development Department of CNOOC.

Wei CHEN, aged 46. Mr. Chen is a Senior Vice President and Director of the Research Centre. A senior engineer, he received his B.S. degree from China Petroleum University and holds an MBA degree of Tsinghua University. He has over 21 years' experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and was the Deputy Manager for the exploration and development department of CNOOC Research Center, Deputy Manager of the Overseas Research department, the Manager of the Information Department, the Deputy Director of the Research Center, the General Manager of the Human Resources Department of CNOOC and General Manager of the Administration Department of the Company.

Guohua ZHANG, aged 42. A Senior Vice President of the Company and General Manager of Exploration Department. Mr. Zhang is a senior engineer, responsible for the exploration work offshore China as well as the reserve management. He is a geologist, and received his B.S. degree from Ocean Institute of Qingdao. He also studied in the Business Institute of University of Alberta in 2001. Mr. Zhang joined CNOOC in 1982 and worked as Exploration Manager of China Offshore Oil Western South China Sea Corporation, a Chief Geologist of CNOOC Research Center and the Assistant to General Manager of CNOOC China Limited.

CNOOC LIMITED Annual Report 2003

DIRECTORS AND SENIOR MANAGEMENT


Jian LIU, aged 46. A Senior Vice President of the Company and General Manager of Development and Production Department. He is a senior engineer and is responsible for the development and production of oil & gas of the Company. He received his B.S. degree from Huazhong Institute of Technology and MBA degree from Tianjin University in 2000. Mr. Liu joined CNOOC in 1982 and was the Manager of CNOOC Bohai Corporation, the Vice President of Tianjin branch office and the President of Zhanjiang branch office.

Ning LI, aged 40. A Senior Vice President of the Company and General Manager of Engineering and Project Department. He is a senior engineer and is responsible for the project management of oil and gas development of the Company. He received his B.S. degree from Petroleum University of China in 1983 and MBA degree from Tianjin University in 2000. Mr. Li joined CNOOC Bohai Corporation in 1983, responsible for the design and engineering of oil and gas fields in Bohai Bay, East China Sea and South China Sea. He was the Vice President of Design & Engineering Corporation of CNOOC since 1994, and was appointed Deputy manager of Engineering Department of CNOOC in 1998. He was also the General Manager of the Dongfang 1-1 gas development project and the Deputy Manager of the Zhanjiang branch office.

Changes In Directors and Senior Management
* Mr. Guohua Zhang was appointed the Senior Vice President of the Company and ceased to be the Assistant to General Manager of CNOOC China Limited as of March 2003. He was also named the General Manager of Exploration Department as of April 2003.
* As of May 2003, Mr. Jian Liu and Mr. Ning Li were appointed the Senior Vice President. They were also named the General Manager of Development and Production Department, and Engineering and Project Department respectively.
* In October 2003, Mr. Chengyu Fu was appointed by the Board of Directors as the Company's Chairman and Chief Executive Officer.
* Mr. Evert Henkes has been appointed as a non-executive independent director of the Company in September 2003. Mr. Chak Kwong So resigned from the board of the Company following his appointment as Deputy Chairman and Group Managing Director of PCCW Limited.

                                              CNOOC LIMITED Annual Report 2003

                                                       REPORT OF THE DIRECTORS


The directors (the "Directors") of CNOOC Limited (the "Company") are pleased to present their report together with the audited financial statements for the year ended 31 December 2003.

Principal Activities and Operating Results
The principal activity of the Company is investment holding of its subsidiaries (which together with the Company shall be known as the "Group"), which are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

Summary of Financial Information
Please refer to the financial statements for a summary of the assets and liabilities of the Group as at 31 December 2003 on page 54 and the operating results for the year then ended on page 53.

Loans
Please refer to note 26 to the financial statements on pages 84 to 85 for details of the long-term bank loans of the Group for the year ended 31 December 2003.

Property, Plant and Equipment, net
Please refer to note 18 to the financial statements on pages 78 to 79 for movements in property, plant and equipment, net of the Group for the year ended 31 December 2003.

Reserves
Please refer to the statement of changes in equity on page 55 and note 32 to the financial statements on page 91 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2003.

Subsidiaries and Associated Companies
Particulars of the Company's subsidiaries and associated companies as at 31 December 2003 are set out in notes 19 and 20 to the financial statements on pages 80 to 82.

Dividends
The Directors recommend the payment of a final dividend of HK$0.12 per share for the year ended 31 December 2003 and a special final dividend of HK$0.18 per share.

Retirement Benefits
Please refer to note 33 to the financial statements on page 91 to 93 for details of the retirement benefits of the Group for the year ended 31 December 2003.

Major Suppliers and Customers
Purchases from the largest supplier of the Group for the year ended 31 December 2003 represented approximately 13.0% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 29.4% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2003 represented approximately 24.8% of the Group's total oil and gas sales. The total sales attributable to the five largest customers of the Group accounted for approximately 49.2% of the total oil and gas sales of the Group for the year then ended.

None of the Directors or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the five largest suppliers or customers of the Group for the year ended 31 December 2003.

Connected Transactions
The Independent Non-executive Directors confirmed that the following connected transactions for the year ended 31 December 2003 to which the Group was a party and the agreements governing those transactions were entered into by the
Group:
1      in the ordinary and usual course of its business;
2 either (a) on normal commercial terms, or (b) where there was no available comparison, on terms no less favourable than those available to independent third parties; and
3 on terms that were fair and reasonable so far as the shareholders of the Company were concerned.

CNOOC LIMITED Annual Report 2003

REPORT OF THE DIRECTORS


The Independent Non-executive Directors further confirmed that:
1 the aggregate annual volume of transactions under the materials, utilities and ancillary services supply agreements has not exceeded 10% of the audited consolidated total revenues of the Group in the immediate preceding financial year;
2 the aggregate annual volume of transactions in relation to technical services has not exceeded RMB5,853 million;
3 the aggregate annual volume of transactions in relation to research and development services for particular projects has not exceeded RMB141 million;
4 the aggregate annual volume of transactions in relation to sales of crude oil, condensate oil and liquefied petroleum gas has not exceeded 42% of the audited consolidated total revenues of the Group in the immediate preceding financial year;
5 the amount paid under the general research and development services agreement has not exceeded RMB110 million; and
6 the aggregate amounts paid under the lease and management agreements have not exceeded RMB78 million.

The auditors of the Group have reviewed the transactions referred to in the above paragraph 1 to paragraph 6 and confirmed to the Directors that:
1      the transactions have received the approval of the Directors;
2 the transactions were in accordance with the pricing policies as stated in the Company's financial statements; and
3 the transactions were entered into in accordance with the terms of the agreements governing the transactions.

Please refer to note 29 to the financial statements on pages 86 to 88 for a summary of the related party transactions which include the Group's connected transactions.

Share Capital
Please refer to note 31 to the financial statements on pages 88 to 90 for details of movements in the Company's share capital for the year ended 31 December 2003.

Issue of Bonds
In May 2003, the Company successfully issued 10-year and 30-year bonds with a total amount of US$500 million which included US$200 million 4.125% guaranteed notes due 2013 and US$300 million 5.50% guaranteed notes due 2033. The Company intends to use the net proceeds of the bond offerings for general corporate purposes.

Share Option Schemes
The Company has adopted share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval for the recipient of and the number of shares underlying each option. These schemes provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:
1      options for an aggregate of 4,620,000 shares have been granted;
2 the subscription price per share is HK$5.95; and 3 the period during which an option may be exercised is as follows:
       (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and
       (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

                                              CNOOC LIMITED Annual Report 2003

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company.

Pursuant to the 2001 Share Option Scheme:
1      options for an aggregate of 8,820,000 shares have been granted;
2      the subscription price per share is HK$6.16; and
3      the period during which an option may be exercised is as follows:
       (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;
       (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and
       (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:
1      the nominal value of a share;
2 the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of grant of the option; and
3 the closing price of the shares on the HKSE as stated in the HKSE's quotation sheets on the date of grant of the option.

On 24 February 2003, the board of directors approved to grant options in respect of 8,410,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$10.54 per share. The market price was HK$10.55 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:
1 one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;
2 one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and
3 one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

As at 31 December 2003, the Directors and others had the following personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company:

CNOOC LIMITED Annual Report 2003

REPORT OF THE DIRECTORS



                                                                             Closing price per share
                          No. of shares    No. of shares                          immediately before
                        involved in the      involved in                                 the date on
Name of             options outstanding      the options             Date of       which the options          Exercise
Grantee                at the beginning      outstanding               Grant            were granted             Price
                            of the year      at year end                                       (HK$)             (HK$)
----------------------------------------------------------------------------------------------------------------------


Fu Chengyu                      350,000          350,000       12 March 2001                       -             5.95
                                350,000          350,000         27 Aug 2001                    7.30             6.16
                                      -          230,000         24 Feb 2003                   10.45            10.54

Zhou Shouwei                    280,000          280,000       12 March 2001                       -             5.95
                                350,000          350,000         27 Aug 2001                    7.30             6.16
                                      -          350,000         24 Feb 2003                   10.45            10.54

Jiang Longsheng                 280,000          280,000       12 March 2001                       -             5.95
                                230,000          230,000         27 Aug 2001                    7.30             6.16
                                      -          230,000         24 Feb 2003                   10.45            10.54

Luo Han                         280,000          280,000       12 March 2001                       -             5.95
                                230,000          230,000         27 Aug 2001                    7.30             6.16
                                      -          230,000         24 Feb 2003                   10.45            10.54

Others:                       3,430,000        3,430,000       12 March 2001                       -             5.95
                              7,660,000        7,660,000         27 Aug 2001                    7.30             6.16
                                               7,370,000         24 Feb 2003                   10.45            10.54



As at 31 December 2003, no options granted under the share option schemes of the Company have been exercised.

The weighted average fair value of the options granted under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme and the 2002 Share Option Scheme at the grant dates was RMB3.40. This was estimated using the Black-Scholes option pricing model under the following assumptions: risk-free interest rates of 5.25%, expected volatility of 44%, an expected life of five years and an expected dividend yield of 2.0%. The assumptions on which the option pricing model is based represent the subjective estimations of the Directors as to the circumstances existing at the time the options were granted.

Purchase, Sale or Redemption of Shares
For the year ended 31 December 2003, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed shares.

Substantial Shareholders of the Company
The register maintained by the Company pursuant to the Securities and Futures Ordinance (the "SFO") recorded that, as at 31 December 2003, the following corporations had interests (as defined in the SFO) in the Company set opposite their respective names:

                                               Ordinary             Percentage
                                                 Shares               of Total
                                                                        Issued
                                                                        Shares
------------------------------------------------------------------------------

(i)     CNOOC (BVI) Limited                5,800,000,000                70.61%
          ("CNOOC (BVI)")
(ii)    Overseas Oil & Gas                 5,800,000,000                70.61%
          Corporation, Limited
          ("OOGC")
(iii)   China National Offshore            5,800,000,000                70.61%
          Oil Corporation
          ("CNOOC")


CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is a wholly-owned subsidiary of CNOOC.

Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2003, no short positions were

                                              CNOOC LIMITED Annual Report 2003


recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Directors and Senior Management of the Company
Please refer to pages 36 to 40 for information concerning the Directors and senior management of the Company.

Directors' Interests
As at 31 December 2003, the interests of the Directors and the chief executive of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Listing Rules are detailed below.

As at 31 December 2003, the Directors had the personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this report.

All the interests stated above represent long positions. As at 31 December 2003, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Directors' Interests in Contracts
Each of the executive Directors has entered into a service contract with the Company for a term of three years effective from 28 February 2001 and thereafter subject to termination by either party thereto giving not less than three months' written notice. Such contracts may be renewed or extended as appropriate.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Emoluments of the Directors and the Five Highest Paid Individuals
Please refer to notes 12 and 13 to the financial statements on pages 73 to 76 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

Material Legal Proceedings
As at 31 December 2003, the Company was not involved in any material litigation or arbitration and no material litigation or claims was pending or threatened or made against the Company as far as the Company is aware of.

Compliance with the Code of Best Practice
The Company has complied with the Code of Best Practice as set out by the HKSE in Appendix 14 to the Listing Rules throughout the year ended 31 December 2003, except that the Non-executive Directors were not appointed for a specific term, but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

Auditors
Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2003 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting.

By Order of the Board

Fu Chengyu
Chairman

Hong Kong, 15 March 2004

CNOOC LIMITED Annual Report 2003

MANAGEMENT DISCUSSION AND ANALYSIS


Outlook
The global economy has finally bottomed out in 2003 and is on the way to recovery. We expect that the pick up will be strengthened in 2004 and the global economy will return to a positive trajectory. However, fragility exists in developed economies and the risk of terrorist attacks in the world are both reasons for our prudent expectations for global economic development in 2004. Although the international oil price remained strong in 2003, the trend is dependent on the fundamentals of the global economy. Political and economic events will definitely impact the oil price, resulting in adverse effects on the Company's development. The Company primarily operates in countries in Asia Pacific, such as China and Indonesia. The political stability and economic dynamism within China, where most of the Company's operations are, will provide the necessary opportunities for the Company to gear up its development. Meanwhile, the management will continue to remain highly alert to the Company's business environment, and will face the difficulties on the grounds of prudence and progressiveness.

In 2003, we have overcome the SARS epidemic, successfully dealt with the challenges faced in exploration and development, continued to maintain a stable growth trend and achieved satisfactory results. In 2004, we will maintain our advantages of being a low-cost company and focus on production enhancement based on what we have achieved in the past few years. We will continue to implement our prudent financial policy, look for opportunistic oil and gas acquisitions and further expand the Company's natural gas business in order to deliver satisfactory return for our investors.

In 2004, six oil and gas projects in coastal China will commence production, allowing the Company to achieve its pre-set production target.

Given that the Company's balanced asset portfolios, progressive and enthusiastic management team, prudent financial policies and healthy financial position have already laid a solid foundation for our production and development, the management expresses optimism over the business prospects in 2004.

Consolidated Net Profit
Our consolidated net income after tax was RMB11,535.5 million (US$1,393.6 million) in 2003, an increase of RMB2,302.7 million (US$278.2 million), or 24.9% from RMB9,232.8 million in 2002.

Revenue
Our oil and gas sales for the year 2003 were RMB28,116.8 million (US$3,396.9 million), an increase of RMB4,337.5 million (US$524.0 million), or 18.2% from RMB23,779.3 million in 2002. The increase primarily reflects the rise in global crude oil prices and our production level. In 2003, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of a portion of interests in Liuhua 11-1 and Qinhuangdao 32-6, our production volume increased compared to 2002. The average net production volume per day was 356,729 barrels in 2003, compared to 346,639 barrels in 2002, an increase of 3%. With the higher-than-expected oil price this year, our Indonesian oil and gas operations achieved a lower-than-expected net production volume based on the Indonesian oil production sharing contract, which affected the production volume growth. Our crude oil sales prices are determined in accordance with international crude oil prices. The international oil price in 2003 rose sharply compared with 2002. The average realised price for our crude oil was US$28.11 per barrel in 2003, an increase of US$3.76, or 15.4% from US$24.35 per barrel in 2002. The average realised price of natural gas was US$2.87 per thousand cubic feet in 2003, a decrease of US$0.11, or 3.7%, from US$2.98 per thousand cubic feet in 2002. The decrease was due to the lower natural gas price of our Indonesian properties and the Dongfang gas field which commenced production recently.

In 2003, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were RMB103.4 million (US$12.5 million), an increase of RMB52.3 million (US$6.3 million), or 102.3%, from RMB51.1 million in 2002. Since we are one of the three companies that have the right to sell crude oil in China, upon request by our partners, we can purchase the oil of these partners for sale in China.

                                              CNOOC LIMITED Annual Report 2003


However, our ability to sell oil in China depends on our foreign partners, and, therefore, we cannot control the amount of crude oil that we are able to sell for a specific period.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2003, the total other income was RMB84.5 million (US$10.2 million), a decrease of RMB101.7 million (US$12.3 million) from RMB186.2 million in 2002, resulting primarily from the decrease in project management fees.

Expenses

Operating expenses

Our operating expenses were RMB4,512.8 million (US$545.2 million) in 2003, an increase of RMB737.5 million (US$89.1 million), or 19.5%, from RMB3,775.3 million in 2002. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties, which were based on a full year's consolidated accounts as compared to the nine months contributions in 2002, and the commencement of operations in new properties. Operating expenses were RMB35.1 (US$4.25) per BOE in 2003, which were higher than operating expenses of RMB30.3 (US$3.66) per BOE in 2002. The increase was, on one hand, attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in the Company on an annual production basis. On the other hand, the natural diminishing in old oilfield production and the higher maintenance cost also resulted in the slight increase in unit cost.

Production taxes
Our production taxes for the year 2003 were RMB1,238.6 million (US$149.6 million), an increase of 21.1%, or RMB215.6 million (US$26.0 million) from RMB1,023.0 million in 2002. The increase was due to increase in oil and gas sales in 2003.

Exploration costs

Our exploration costs for the year 2003 were RMB848.1 million (US$102.5 million), a decrease of RMB470.2 million (US$56.8 million), or 35.7%, from RMB1,318.3 million in 2002. The decrease primarily resulted from a higher successful rate of exploration and drilling activities.

Depreciation, depletion and amortisation expenses
Our depreciation, depletion and amortisation expenses for 2003 were RMB4,642.8 million (US$560.9 million), an increase of RMB623.3 million (US$75.3 million), or 15.5%, from RMB4,019.5 million in 2002. On a unit of production basis, depreciation, depletion and amortisation expenses for the year 2003 were RMB36.2 (US$4.37) per BOE, an increase of 12.0% compared to RMB32.3 (US$3.90) per BOE in 2002. The primary reason for the increase was the higher weighting for Indonesian oil and gas properties, which had a higher amortisation cost, and the increase in amortisation cost resulted from the reserve adjustment of some old fields.

Dismantlement
Our dismantlement costs for the year 2003 was RMB167.3 million (US$20.2 million), an increase of RMB41.2 million (US$5.0 million) from RMB126.1 million in 2002. The increase was primarily due to the increased dismantlement costs resulting from the commencement of production at new oil and gas properties. On a unit production basis, our dismantlement costs were RMB1.3 (US$0.16) per BOE, an increase of 30.0% compared to RMB1.0 (US$0.12) per BOE in 2002. The increase was primarily due to an upward revision of the estimated dismantlement costs and the increase in dismantlement costs resulting from the reserve adjustment of some old fields.

CNOOC LIMITED Annual Report 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Selling and administrative expenses
Our selling and administrative expenses for the year 2003 were RMB1,212.5 million (US$146.5 million), an increase of RMB206.0 million (US$24.9 million), or 20.5%, from RMB1,006.5 million in 2002. The primary reason for the increase was the selling and administrative expenses incurred in connection with the Indonesian oil and gas properties. On a unit of production basis, selling and administrative expenses were RMB9.4 (US$1.14) per BOE in 2003, an increase of 16.0% from RMB8.1 (US$0.98) per BOE in 2002. The increase was primarily attributable to the higher selling and administrative expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in the Company on an annual production basis. Our selling and administrative expenses in China in 2003 were RMB6.6 (US$0.8) per BOE, in line with the previous year.

Net interest expenses/income
Our net interest expense for 2003 was RMB171.4 million (US$20.7 million), in line with the net interest expense of RMB146.9 million in 2002.

Exchange Gain/Loss, net
Our exchange loss for 2003 was RMB6.7 million (US$0.8 million), a decrease of RMB107.1 million (US$12.9 million) when compared with an exchange loss of RMB113.8 million in 2002. The loss in 2002 was mainly attributable to exchange rate fluctuations related to our yen-denominated loans. Since we have prepaid a large portion of yen-denominated loans on 27 December 2002, and the outstanding amount of our yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses for that portion. Therefore, the exchange gain or loss this year was primarily attributable to the exchange gain generated from day-to-day operating activities.

Short term Investment Income
Our short term investment income for 2003 was RMB123.5 million (US$14.9 million), a decrease of RMB69.8 million (US$8.4 million) or 36.1% from RMB193.3 million in 2002. The decrease was primarily due to a decline in short term investment return in 2003.

Share of Profit of an Associate
Our share of profit of an associate for the year 2003 was RMB220.3 million (US$26.6 million), an increase of RMB54.9 million (US$6.6 million), or 33.2%, from RMB165.4 million in 2002. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited , our associated company. This company experienced an increase of profit in 2003 resulting from an increase in output and oil prices.

Non-operating Income/Expenses, Net
Our net non-operating income for the year 2003 was RMB315.0 million (US$38.1 million), compared to non-operating expense for the year 2002 of RMB71.4 million. In 2003, the net non-operating income was mainly due to the tax refund from re-investment.

Tax
Our taxation for the year 2003 was RMB4,627.8 million (US$559.1 million), an increase of RMB1,086.4 million (US$131.3 million) or 30.7% from RMB3,541.4 million in 2002. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2003 was 28.6%, slightly higher than the effective rate of 27.7% in 2002.

Cash Generated from Operations
Net cash generated from operations in 2003 amounted to RMB17,818.7 million (US$2,152.8 million), an increase of RMB3,076.7 million (US$371.7 million), or 20.9%, from RMB14,742.0 million in 2002.

The increase in cash was mainly due to an increase in profit before tax of RMB3,389.1 million (US$409.5 million), an increase in depreciation, depletion and amortisation expenses of RMB623.2 million (US$75.3 million), an increase in dismantlement costs of RMB41.2 million (US$5.0 million), provision for inventory obsolescence of RMB8.7 million (US$1.1 million), and a decrease in short term investment income and

                                              CNOOC LIMITED Annual Report 2003

amortisation of discount of long term guaranteed notes of RMB75.0 million (US$9.1 million), a increase of net interest expense of RMB24.4 million (US$3.0 million).

The increase of cash flow was partially offset by an increase of income tax of RMB 668.6 million (US$ 80.8 million), our share of income of an associate of RMB54.9 million (US$6.6 million) growth, a decrease of unpaid exchange loss of RMB107.1 million (US$12.9 million), and a decrease in loss on disposal and write off of property, plant and equipment of RMB398.0 million (US$48.1 million).

In addition, operating cash flow was increased due to the decrease of working capital, mainly due to the increase in current liabilities from operating activities of RMB935.0 million (US$113.0 million), and a simultaneous decrease in current assets from operating activities excluding cash and bank balances of RMB800.7 million (US$96.7 million).

Capital Expenditures and Investments
The cash outflow from investing activities in 2003 was RMB 9,512.6 million (US$1,149.3 million), a decrease of RMB 2,211.0 million (US$ 267.1 million) from RMB 11,723.6 million in 2002.

In line with our use of the successful efforts method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures. Total capital expenditures were RMB12,372.5 million (US$1,494.8 million) in 2003, an increase of RMB805.6 million (US$97.3 million), or 7.0%, from RMB11,566.9 million in 2002. Capital expenditures in 2003 mainly comprised RMB524.0 million (US$63.3 million) for capitalised exploration activities, RMB7,747.6 million (US$936.0 million) for development activities, and RMB4,100.9 million (US$495.5 million) for acquiring oil and gas properties (Tangguh, acquisition of Qinhuangdao 32-6 and Liuhua 11-1 interests). Our development expenditures in 2003 related principally to the development of Bozhong 25-1, Bonan, Weizhou 12-1 North, Dongfang 1-1, Caofeidian and Panyu 4-2/5-1, Huizhou 19-2/19-3 oil and gas fields.

We increased our investment in associated companies of RMB450.0 million (US$54.4 million). This cash outflow was partially offset by a decrease in time deposits with maturities over three months and short term investment, which were RMB2,367.0 million (US$286.0 million) and RMB942.9 million US$113.9 million) at the year end respectively.

Financing Activities
We had net cash outflows from financing activities of RMB1,744.9 million (US$210.8 million) in 2003, resulting primarily from our repayment of RMB336.9 million (US$40.7 million) in bank loans, dividend distributions of RMB5,403.7 million (US$652.8 million). This cash outflow was partly offset by net cash inflow of RMB3,995.8 million (US$482.8 million) resulting from our May 2003 offering of US$200 million in 4.125% 10-year guaranteed notes and US$300 million in 5.500% 30-year guaranteed notes.

The following table summarises the maturities of our long-term debt outstanding as of 31 December 2003.

                                           Debt maturities principal only
                                                 Original currency




                                                                                           Total               Total

                                                                                             RMB                 US$
Due by 31 December                          US$           JPY           RMB          equivalents         equivalents
                                                                                   (In millions, except percentages)
--------------------------------------------------------------------------------------------------------------------


2004                                          -         271.5             -                 21.0                 2.5
2005-2007                                 100.0         814.4             -                890.6               107.6
2008-2009                                     -             -             -                    -                   -
2010 and beyond                         1,000.0             -             -              8,276.7             1,000.0
Total                                   1,100.0       1,085.9             -              9,188.3             1,110.1
Percentage of total debt                  99.1%          0.9%             -               100.0%              100.0%


                                                         49

CNOOC LIMITED Annual Report 2003

MANAGEMENT DISCUSSION AND ANALYSIS


On 31 December 2003, our gearing ratio was 57.3%. Gearing ratio is calculated as total liabilities/equity.

Market Risks

Our market risk exposures primarily consists of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity price risk:

We are exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income.

Currency risk:

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last ten years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Recently, there has been wide expectation in the international market that the Chinese government will deregulate the Renminbi exchange rate. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated. Currently, the Renminbi exchange rate remains stable.

In case of any Renminbi exchange rate deregulation going forward, our existing assets denominated in U.S. dollars will face book conversion risks from the appreciation of Renminbi.

As we prepaid the majority of our yen-denominated loans in 2002, the balance of our yen-denominated loans as of the end of 2003 was only 1.09 billion yen. Currently, since this outstanding amount of our yen loans is hedged against foreign currency swaps, we do not expect any exchange risks relating to Japanese yen in the future.

Interest rate risk:

As of the end of 2003, all our foreign currency debts are at fixed interest rates. To balance our overall debt interest structure and to reduce our financial cost benefiting from the low interest rate market environment, during the period from July to September 2003, we arranged for a plain vanilla interest rate swap with three financial institutions by swapping the new offering of US$200 million 10-year global guaranteed notes in 2003 into floating interest rate. After the swap, we received fixed interest rate of 4.125% and paid floating interest rate at LIBOR -0.771% (weighted average interest rate). During the first interest swap in November 2003, LIBOR was only 1.2% approximately. Through the present swap, we managed to make interest savings of US$2.02 million.

Based on the series of robust economic data announced by the US in late 2003, we believed that the US economy had entered into a rapid growth period, with interest rate taking an upward trend. In January 2004, we captured the opportunity of significant drop of US treasury yield with the US's announcement of the poor performance of certain economic data, and terminated the above interest swap arrangement with net gains of US$10 million. This, in addition to the interest savings of US$2.02 million for the year 2003, resulted in cumulative net gains of US$12.02 million, representing the reduction of interest rate of the US$200 million guaranteed notes from 4.125% to 3.53%.

                                             CNOOC LIMITED  ANNUAL REPORT 2003


Significant Investments and Material Acquisitions
Our acquisition of interest in the Tangguh Project from BP was completed. With effect from 1 January 2003, the Company became a partner with 12.5% interest in the Tangguh Project.

On 15 May 2003, we entered into a purchase agreement with the partners of the North West Shelf natural gas venture ("North West Shelf Venture") for the acquisition of output and reserves interest of its upstream oilfields. CNOOC Ltd will assume a 25% interest in the China LNG Joint Venture ("CLNG JV"), a joint venture to be established within the North West Shelf Venture. The acquisition price for this project was US$348 million. If the ultimate gas supply of the Guangdong LNG project increases, the interest acquired by the Company will increase and the consideration paid by the Company to acquire such interests will also increase correspondingly. This acquisition project is not yet completed.

On 24 October 2003, we entered into a new agreement with the venture participants of the Gorgon project in Australia based on the memorandum of understanding previously entered into with them. According to that agreement, after the signing and completion of the formal contract, CNOOC Ltd will acquire certain interest in the Gorgon natural gas project.

The Company expects to fund the above two acquisitions principally from its operating cashflow and funds raised from its issue of bonds.

Employees
We had 2,447 employees as at 31 December 2003.

To ensure the smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain our management and technical talents.

We have adopted three stock option schemes for our senior management since 4 February 2001, and granted options under each of the Schemes.

In 2003, in line with our development strategy, we carried out a systematic and in-depth recruitment and remuneration system reform focusing on our overall and future developments. To ensure the reform achievements, we further enhanced the establishment and improvement of our internal human resources system. During the year, we established a simple but effective employee performance evaluation system emphasizing on the integration of the individual's development objectives and the Company's operating targets, and which was linked up with international employee performance evaluation system.

Through the establishment and promotion of individual development schemes and systems, we managed to organize and implement various specialized and comprehensive management training courses. During the year, a total of 325 training courses in various areas were carried out, which were attended by more than 6,980 participants.

At the same time, the Company attached great emphasis to the advanced management training of senior management officers and management technique for mid-level managers.

CNOOC LIMITED Annual Report 2003

REPORT OF THE AUDITORS


[LOGO OMITTED] ERNST & YOUNG


To the shareholders of
CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the "Company") and its subsidiaries (the "Group") on pages 53 to 105 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.



Ernst & Young
Certified Public Accountants

Hong Kong
15 March 2004

                                                                                   CNOOC LIMITED Annual Report 2003

                                                                                      CONSOLIDATED INCOME STATEMENT
                                                                                        Year ended 31 December 2003
                                            (All amounts expressed in thousands of Renminbi, except per share data)



                                                         Notes                      2003                       2002


REVENUE
  Oil and gas sales                                      7, 29                28,116,831                 23,779,294
  Marketing revenues                                         8                12,398,661                  2,377,469
  Other income                                                                   434,781                    217,052
                                                                             -----------                -----------
                                                                              40,950,273                 26,373,815
                                                                             -----------                -----------
EXPENSES
  Operating expenses                                                         (4,512,809)                (3,775,334)
  Production taxes                                                           (1,238,598)                (1,023,049)
  Exploration expenses                                                         (848,072)                (1,318,323)
  Depreciation, depletion and amortisation                                   (4,642,753)                (4,019,532)
  Dismantlement                                             30                 (167,326)                  (126,139)
  Crude oil and product purchases                            8              (12,295,238)                (2,326,338)
  Selling and administrative expenses                       10               (1,212,523)                (1,006,540)
  Other                                                                        (350,232)                   (30,866)
                                                                            ------------               ------------
                                                                            (25,267,551)               (13,626,121)
                                                                            ------------               ------------

PROFIT FROM OPERATING ACTIVITIES                                              15,682,722                 12,747,694

  Interest income                                                               183,576                    147,870
  Interest expenses                                         11                 (354,940)                  (294,792)
  Exchange gain/(loss), net                                                      (6,746)                  (113,814)
  Short term investment income                                                  123,483                    193,277
  Share of profit of an associate                                               220,263                    165,387
  Non-operating income/(expense), net                                           314,968                   (71,379)
                                                                              ----------                 ----------

PROFIT BEFORE TAX                                            9                16,163,326                 12,774,243

Tax                                                         14                (4,627,836)                (3,541,416)
                                                                              -----------                -----------
NET PROFIT                                                  15                11,535,490                  9,232,827
                                                                              ===========                ===========

DIVIDENDS
  - Interim                                                 16                 1,220,132                    958,314
  - Special interim                                         16                 1,568,741
  - Proposed final                                          16                 1,050,460                  1,307,408
  - Proposed special final                                  16                 1,575,691                  1,307,408
                                                                              ----------                 -----------
                                                                               5,415,024                  3,573,130
                                                                              ==========                 ===========
EARNINGS PER SHARE
  - Basic                                                   17                  RMB 1.40                   RMB 1.12
  - Diluted                                                 17                  RMB 1.40                   RMB 1.12

DIVIDEND PER SHARE
  - Interim                                                 16                  RMB 0.15                   RMB 0.12
  - Special interim                                         16                  RMB 0.19                        N/A
  - Proposed final                                          16                  RMB 0.13                   RMB 0.16
  - Proposed special final                                  16                  RMB 0.19                   RMB 0.16


                                                         53

CNOOC LIMITED Annual Report 2003

CONSOLIDATED BALANCE SHEET
31 December 2003
(All amounts expressed in thousands of Renminbi)


                                                                                             Group
                                                         Notes                      2003                       2002


NON-CURRENT ASSETS
Property, plant and equipment, net                          18                43,123,801                 36,071,820
Investments in associates                                   20                 1,117,640                    537,377
                                                                              ----------                 ----------
                                                                              44,241,441                 36,609,197
                                                                              ----------                 ----------

CURRENT ASSETS
Accounts receivable, net                                    21                 4,248,570                  3,063,266
Inventories and supplies                                    22                 1,092,926                    848,605
Due from related companies                                  29                   756,283                    453,290
Other current assets                                                             757,355                  1,060,955
Short term investments                                      23                 5,684,333                  6,531,278
Time deposits with maturities over three months                                2,323,000                  4,690,000
Cash and cash equivalents                                   29                14,400,394                  7,839,114
                                                                              ----------                 ----------
                                                                              29,262,861                 24,486,508
                                                                              ----------                 ----------

TOTAL ASSETS                                                                  73,504,302                 61,095,705
                                                                              ==========                 ==========

CURRENT LIABILITIES
Accounts payable                                            24                 3,969,922                  2,659,743
Other payables and accrued liabilities                      25                 1,955,783                  1,712,408
Current portion of long term bank loans                     26                    20,618                    297,518
Due to the parent company                               28, 29                   164,653                    270,438
Due to related companies                                    29                   474,223                    231,592
Tax payable                                                 14                 2,721,331                  1,962,765
                                                                              ----------                 ----------
                                                                               9,306,530                  7,134,464
                                                                              ----------                 ----------

NON-CURRENT LIABILITIES
Long term bank loans                                        26                   889,575                    941,093
Long term guaranteed notes                                  27                 8,141,669                  4,071,184
Provision for dismantlement                                 30                 2,646,800                  2,239,320
Deferred tax liabilities                                    14                 5,783,196                  6,141,156
                                                                              ----------                 ----------
                                                                              17,461,240                 13,392,753
                                                                              ----------                 ----------

CAPITAL AND RESERVES
Issued capital                                              31                   876,978                    876,978
Reserves                                                    32                45,859,554                 39,691,510
                                                                              ----------                 ----------
                                                                              46,736,532                 40,568,488
                                                                              ----------                 ----------

TOTAL EQUITY AND LIABILITIES                                                  73,504,302                 61,095,705
                                                                              ==========                 ==========



Zhou Shouwei                        Luo Han
Director                            Director

                                                                                               CNOOC LIMITED Annual Report 2003

                                                                                    CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                                                                                                               31 December 2003
                                                                               (All amounts expressed in thousands of Renminbi)


                                 Issued        Share                 Cumulative      Statutory and
                                  share      premium  Revaluation   translation   non-distributive      Retained
                                capital      account      reserve       reserve            reserve      earnings          Total

Balances at 1 January 2002      876,978   20,761,205      274,671       (5,648)          1,535,360    10,166,097     33,608,663
Net profit for the year               -            -            -             -                  -     9,232,827      9,232,827
Appropriation to statutory
  reserve                             -            -            -             -            697,050      (697,050)             -
Dividends (Note 16)                   -            -            -             -                  -    (2,265,054)    (2,265,054)
Foreign currency translation
  differences                         -            -            -       (7,948)                  -             -         (7,948)
                                -------   ----------      -------      --------         ----------    -----------    -----------

Net losses not recognised in
  the income statement                -            -            -       (7,948)                  -             -         (7,948)
                                -------   ----------      -------      --------         ----------    -----------    -----------

Balances at 1 January 2003      876,978   20,761,205      274,671      (13,596)          2,232,410    16,436,820     40,568,488

Net profit for the year               -            -            -             -                  -    11,535,490     11,535,490
Appropriation to statutory
  reserve                             -            -            -             -            818,079      (818,079)             -
Dividends (Note 16)                   -            -            -             -         (5,403,689)   (5,403,689)
Transfer to/(from) reserve
  (Note 1)                            -            -            -             -          5,000,000    (5,000,000)             -
Foreign currency translation
  differences                         -            -            -       36,243                   -             -         36,243
                                -------   ----------      -------      --------         ----------    -----------    -----------

Net gains not recognised in
  the income statement                -            -            -       36,243                   -             -         36,243
                                -------   ----------      -------      --------         ----------    -----------    -----------

Balances at 31 December 2003    876,978   20,761,205      274,671       22,647           8,050,489    16,750,542     46,736,532
                                =======   ==========      =======      ========         ==========    ===========    ===========



Note 1:   During the year, one of the Company's subsidiaries - CNOOC China Limited increased its share capital through the reinvestment of its retained earnings from prior periods. The reinvestment was approved by the relevant government authorities in October 2003.

*         These reserve accounts comprise the consolidated reserves of RMB45,859,554,000 (2002: RMB39,691,510,000) on the
          consolidated balance sheet.


                                                               55

CNOOC LIMITED  Annual Report 2003

CONSOLIDATED CASH FLOW STATEMENT
31 December 2003
(All amounts expressed in thousands of Renminbi)


                                                                  Notes                  2003                  2002

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                                    34(a)            21,142,911            17,406,915
Income taxes paid                                                                 (3,514,807)           (3,013,279)
Income tax refund                                                                           -               167,065
                                                                                  -----------
Interest received                                                                     183,576               147,870
Dividends received                                                                     90,000                90,000
Short term investment income received                                                  55,840                79,679
Interest paid                                                                       (138,801)             (136,222)
                                                                                  -----------          ------------

Net cash from operating activities                                                 17,818,719            14,742,028
                                                                                  -----------          ------------

INVESTING ACTIVITIES
Acquisition of and prepayment for oil and gas properties          34(b)           (4,100,900)           (4,734,174)
Additions of property, plant and equipment                                        (8,271,564)           (6,832,746)
Proceeds from disposal of property, plant and equipment                                     -                   446
Investment in an associate                                                          (450,000)                     -
Decrease/(increase) in time deposits with
  maturities over three months                                                      2,367,000           (2,640,000)
Additions of short term investments                                               (8,144,702)           (3,399,413)
Disposals of short term investments                                                 9,087,581             5,882,305
                                                                                  -----------          ------------

Net cash used in investing activities                                             (9,512,585)          (11,723,582)
                                                                                  -----------          ------------

FINANCING ACTIVITIES
Issue of long term guaranteed notes                                                 3,995,773             4,059,345
Repayment of bank loans                                                             (336,938)           (3,367,347)
Dividends paid                                                                    (5,403,689)           (2,265,054)
                                                                                  -----------           -----------

Net cash used in financing activities                                             (1,744,854)           (1,573,056)
                                                                                  -----------           -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                           6,561,280             1,445,390

Cash and cash equivalents at beginning of year                                      7,839,114             6,393,724
                                                                                  -----------           -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                           14,400,394             7,839,114
                                                                                  ===========          ============

ANALYSIS OF BALANCES OF CASH AND
  CASH EQUIVALENTS

Cash and bank balances                                                             14,400,394             7,839,114
                                                                                  ===========          ============


                                                              56

                                                                                  CNOOC LIMITED  Annual Report 2003

                                                                                                      BALANCE SHEET
                                                                                                   31 December 2003
                                                                   (All amounts expressed in thousands of Renminbi)



                                                       Company
                                                         Notes                      2003                       2002
NON-CURRENT ASSETS
Property, plant and equipment, net                          18                       271                        656
Interests in subsidiaries                                   19                16,561,970                 13,998,158
                                                                             -----------                -----------

                                                                              16,562,241                 13,998,814
                                                                             -----------                -----------

CURRENT ASSETS
Other current assets                                                             152,488                      1,832
Due from the parent company                                 28                        47                         43
Short term investments                                      23                 5,684,333                  6,531,278
Cash and cash equivalents                                                      1,862,650                  4,094,912
                                                                             -----------                -----------

                                                                               7,699,518                 10,628,065
                                                                             -----------                -----------

TOTAL ASSETS                                                                  24,261,759                 24,626,879
                                                                             ===========                ===========

CURRENT LIABILITIES
Other payables and accrued liabilities                                            50,494                     43,416
                                                                             -----------                -----------

CAPITAL AND RESERVES
Issued capital                                              31                   876,978                    876,978
Reserves                                                    32                23,334,287                 23,706,485
                                                                             -----------                -----------

                                                                              24,211,265                 24,583,463
                                                                             -----------                -----------

TOTAL EQUITY AND LIABILITIES                                                  24,261,759                 24,626,879
                                                                             ===========                ===========


Zhou Shouwei                         Luo Han
Director                            Director

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)

1.       CORPORATE INFORMATION

         CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum.

         In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.       IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE
         ("SSAP")

         The following new and revised SSAPs are effective for the first time for the current year's financial statements:

         o     SSAP 12 (Revised):   "Income taxes"
         o     SSAP 35:             "Accounting for government grants and
                                     disclosure of government assistance"

         SSAP 12 (Revised) prescribes the basis for accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carryforward of the unused tax losses (deferred tax).

         The SSAP 12 (Revised) has had no significant impact for these financial statements on the amounts recorded for income taxes. However, the related note disclosures are now more extensive than previously required. These are detailed in note 14 to the financial statements and include a reconciliation between the accounting profit and the tax expense for the year.

         SSAP 35 prescribes the accounting for government grants and other forms of government assistance.

         The adoption of the SSAP 35 has had no significant impact for these financial statements.

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                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of preparation

         These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments.

         Basis of consolidation

         The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2003. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.
         Subsidiaries

         A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

         The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

         Associates

         An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

         The Group's share of the post-acquisition results and reserves of the associate is included in the consolidated income statement and consolidated reserves, respectively. The Group's proportionate interests in the associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The results of the associate are included in the Company's income statement to the extent of dividend received and receivable.

         Related parties

         Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

         Impairment of assets

         An assessment is made whenever events or changes in circumstances indicate that there is any indication of impairment of any assets, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

         An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

         A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

         A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)



3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Property, plant and equipment

         Property, plant and equipment comprise oil and gas properties, land and buildings, and vehicles and office equipment.

         (i)      Oil and gas properties

                  For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development costs, including those renewals and betterments which extend the economic lives of the assets, and the borrowing costs arising from borrowings used to finance the development of oil and gas properties before they are substantially ready for production are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

                  Exploratory wells are evaluated for economic viability within one year of completion. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

                  Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortisation provision. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

                  Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed based on the total estimated units of proved reserves.

                  The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

         (ii)     Land and buildings

                  Land and buildings represent the onshore buildings and the land use rights and are stated at valuation less accumulated depreciation and accumulated impairment losses. Professional valuations are performed periodically with the last valuation performed on 31 December 2000. In the intervening years, the directors review the carrying value of land and buildings and adjustment is made where in the directors' opinion there has been a material change in value. Any increase in land and building valuation is credited to the revaluation reserves; any decrease is first offset against an increase in earlier valuation in respect of the same property and is thereafter charged to the income statement. Depreciation is calculated on the straight-line basis at annual rate estimated to write off the valuation of each asset over its expected useful life, ranging from 30 to 50 years.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)



3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (iii)    Vehicles and office equipment

                  Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

         The useful lives of assets and method of depreciation, depletion and amortisation are reviewed periodically.

         The gain or loss on disposal or retirement of property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset. Any revaluation reserve relating to the fixed asset is transferred to retained earnings as a reserve movement.

         Research and development costs

         All research costs are charged to the income statement as incurred.

         Development expenditure (other than relating to oil and gas properties discussed above) incurred on projects is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible and have commercial value. Development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

         Trade and other receivables

         Trade and other receivables are stated at their cost, after provision for doubtful accounts.

         Short term investments

         Short term investments are investments in debt and equity securities not intended to be held on a continuing basis and are stated at their fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

         Inventories and supplies

         Inventories consist primarily of oil and supplies consist mainly of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)



3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Cash and cash equivalents

         For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are payable on demand and form an integral part of the Group's cash management. For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, and term deposits with maturities of three months or less which are not restricted to use.

         Provisions

         A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

         When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

         Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group's expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

         Income tax

         Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in same or a different period directly in equity.

         Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

         Deferred tax liabilities are recognised for all taxable temporary differences:

         o except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

         o in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

         Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

         o except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)



3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         o in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

         The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

         Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

         Revenue recognition

         Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

         (i)      Oil and gas sales

                  Revenues represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and government share of allocable share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

                  Oil and gas lifted and sold by the Group above or below the Group's participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

                  The Group has entered into a gas sales contract with a customer which contains take-or-pay clauses. The clauses require the customer to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, the customer must pay for the deficiency gas, even though the gas is not taken. The customer can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until any make-up gas is taken by the customer or the expiry of the contract.

         (ii)     Marketing revenues

                  Marketing revenues represent sales of oil purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in crude oil and product purchases.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)



3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Revenue recognition (continued)

         (iii)    Other income

                  Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services are rendered.

         (iv)     Interest income

                  Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis taking into account the effective yield on the assets.

         (v)      Dividend income

                  Dividend income is recognised when the right to receive payment has been established.

         Retirement and termination benefits

         The Group provides defined contribution plans based on local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22.5% of employees' basic salaries. The Group's contributions to these defined contribution plans are charged to expense in the year to which they relate.

         Share option schemes

         The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

         Dividends

         Final and final special dividends proposed by the directors are classified as a separate allocation of retained earnings within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

         Interim and interim special dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)



3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Borrowing costs

         Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

         To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

         To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

         Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, and amortisation of ancillary costs incurred in connection with arranging borrowings.

         Foreign currencies

         The books and records of the Company and its subsidiary in China are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

         On consolidation, the financial statements of overseas subsidiaries are translated into RMB using the net investment method. The income statements of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year, and their balance sheets are translated into RMB at the exchange rate ruling at the balance sheet date. The resulting translation differences are included in the cumulative translation reserve.

         For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

         Repairs, maintenance and overhaul costs

         Repairs, maintenances and overhaul costs are normally charged to the income statement as operating expenses in the period in which they are incurred.

         Financial instruments

         The Group has interest rate and currency swap contracts with financial institutions. Those financial instruments not designated as hedging instruments are carried at fair value, with any changes in fair value thereof included in the income statement.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)



3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Operating leases

         Leases of assets under which substantially all the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognised as an expense on a straight-line basis over the lease terms.

         Contingencies

         Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

         A contingent asset is not recognised in the financial statements, but are disclosed when an inflow of economic benefits is probable.

         Subsequent events

         Post-year-end events that provide additional information about the Company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

         Use of estimates

         The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4.       ACQUISITIONS

         (i) During the year, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% stake in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million through the acquisition of certain interests in production sharing contracts ("PSCs") which was effective as at 1 January 2003 (the "Tangguh Acquisition"). The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in the PRC, beginning in 2007. The Company completed the Tangguh Acquisition on 8 February 2003. CNOOC has an equity interest in the Fujian LNG terminal project.

                  In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if:

                  (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before 31 December 2004; or

                  (2) the LNG Supply Contract is otherwise legally ineffective on or before 31 December 2004.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)



4.    ACQUISITION (CONTINUED)

                  The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

                  The consideration paid of approximately US$275 million (equivalent to approximately RMB2,276,578,000) and subsequent cash calls paid are included as a prepayment in property, plant and equipment as at 31 December 2003.

         (ii) In addition, the Company increased its interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay, from 51% to 75.5% by acquiring the 24.5% interest of BP China Exploration and Production Company for a cash consideration of US$150 million, plus working capital adjustments . The acquisition was completed in July 2003.

         (iii) The Company also acquired the remaining 49% interest in Liuhua 11-1, a PSC oilfield in Southern China, from BP China Exploration and Production Company and Kerr-McGee China Petroleum Limited, for a total cash consideration of US$40 million, plus working capital adjustments. The acquisition was completed in July 2003.

         (iv) Pursuant to a conditional agreement dated 27 August 2001, the Group finalised the agreement to acquire a 30% interest in certain oil and gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC. The total consideration of US$45 million was paid in 2001 and the transaction was completed in August 2003.

         (v) During the year, the Company invested RMB450 million in CNOOC Finance Corporation Limited ("CNOOC Finance"), a share treasury operation of its parent company, China National Offshore Oil Corporation and other affiliated group companies. The Company's investment represents 31.8% share of the registered capital of CNOOC Finance. The consideration was paid in full on 31 December 2003.

5.       PRODUCTION SHARING CONTRACTS

         PRC

         For production sharing contracts in the PRC, the foreign parties to the contracts ("Foreign partners" are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

         After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

         The Group has the option to take a participating interest as mutually agreed by both participants in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

         After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "Proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)



5.    PRODUCTION SHARING CONTRACTS (CONTINUED)

         Part of the Group's annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

         The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

         Overseas

         The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

         The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

6.       SEGMENT INFORMATION

         The Group is organised on a worldwide basis into three major operating segments. Segment information is presented by way of two segment formats: (i) on a primary reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

         Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

         (a)      Business segments

                  The Group is involved in the upstream operating activities of the petroleum industry that comprise production sharing contracts with foreign partners, independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit or loss from operations before income taxes.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)



6.       SEGMENT INFORMATION (CONTINUED)

         (a)      Business segments (continued)

                  The following tables present revenues, profit and certain assets, liabilities and expenditures information for the Group's business segments.


                                              Independent                         Production                    Trading
                                               operations                  sharing contracts                   business
Segment revenue                               2003            2002             2003            2002            2003          2002
                                          RMB' 000        RMB' 000         RMB' 000        RMB' 000        RMB' 000      RMB' 000
Sales to external customers:
  Oil and gas sales                    12,040,587      10,318,549      16,076,244      13,460,745               -               -
  Marketing revenues                            -               -               -               -      12,398,661       2,377,469
Intersegment revenues                           -               -       3,730,797       1,023,547               -               -
Other income                                8,468          43,513         424,493         133,108               -               -
                                       ----------      ----------      ----------      ----------      ----------       ---------
Total                                  12,049,055      10,362,062      20,231,534      14,617,400      12,398,661       2,377,469
                                       ----------      ----------      ----------      ----------      ----------       ---------


                                              Unallocated                     Eliminations                     Consolidated
Segment revenue                               2003             2002             2003           2002            2003            2002
                                          RMB' 000         RMB' 000         RMB' 000       RMB' 000        RMB' 000         RMB'000
Sales to external customers:
  Oil and gas sales                             -               -               -               -      28,116,831      23,779,294
  Marketing revenues                            -               -               -               -      12,398,661       2,377,469
Intersegment revenues                           -               -      (3,730,797)     (1,023,547)              -               -
Other income                                1,820          40,431               -               -         434,781         217,052
                                       -----------     -----------     -----------     -----------     -----------     -----------
Total                                       1,820          40,431      (3,730,797)     (1,023,547)     40,950,273      26,373,815
                                       -----------     -----------     -----------     -----------     -----------     -----------


                                              Independent                         Production                    Trading
                                               operations                  sharing contracts                   business
                                              2003            2002             2003            2002            2003          2002
                                          RMB' 000        RMB' 000         RMB' 000        RMB' 000        RMB' 000      RMB' 000
Segment results
Operating expenses                     (1,579,004)     (1,268,360)     (2,933,805)     (2,506,974)              -               -
Production taxes                         (626,897)       (556,583)       (611,701)       (466,466)              -               -
Exploration costs                        (590,541)     (1,241,759)       (257,531)        (76,564)              -               -
Depreciation, depletion
  and amortisation                     (1,855,983)     (1,635,131)     (2,786,770)     (2,384,401)              -               -
Dismantlement                             (96,206)        (72,751)        (71,120)        (53,388)              -               -
Crude oil and product purchases                 -               -      (3,730,797)     (1,023,547)    (12,295,238)     (2,326,338)
Selling and administrative
  expenses                                (62,247)        (38,548)       (666,369)       (553,537)              -               -
Other                                     (36,406)              -        (313,826)        (30,866)              -               -
Interest income                                 -               -          14,302           3,831               -               -
Interest expense                          (60,358)        (62,081)        (20,817)        (17,100)              -               -
Exchange gain/(losses), net                     -               -             124             794               -               -
Short term investment income                    -               -               -               -               -               -
Share of profit of an associate                 -               -               -               -               -               -
Non-operating income/
  (expense), net                                -         (85,414)              -            (220)              -               -
Tax                                             -               -               -               -               -               -
                                       -----------     -----------     -----------     -----------     -----------       ---------

Net profit                              7,141,413       5,401,435       8,853,224       7,508,962         103,423          51,131
                                       -----------     -----------     -----------     -----------     -----------       ---------

Other segment information
Segment assets                         36,087,581      16,899,455      26,821,223      22,446,447       2,629,009         630,704
Investments in associates                       -               -               -               -               -               -
                                       -----------     -----------     -----------     -----------     -----------       ---------

Total assets                           36,087,581      16,899,455      26,821,223      22,446,447       2,629,009         630,704
Segment liabilities                    (3,554,720)     (3,033,327)    (12,620,113)    (10,200,032)     (2,173,828)        (21,665)
Capital expenditure                     5,960,071       2,770,640       2,264,625       4,396,933               -               -
                                       ===========     ===========    ============    ============     ===========        ========


                                              Independent                         Production                    Trading
                                               operations                  sharing contracts                   business
                                              2003            2002             2003            2002            2003          2002
                                          RMB' 000        RMB' 000         RMB' 000        RMB' 000        RMB' 000      RMB' 000
Segment results
Operating expenses                              -               -               -               -      (4,512,809)     (3,775,334)
Production taxes                                -               -               -               -      (1,238,598)     (1,023,049)
Exploration costs                               -               -               -               -        (848,072)     (1,318,323)
Depreciation, depletion
  and amortisation                              -               -               -               -      (4,642,753)     (4,019,532)
Dismantlement                                   -               -               -               -        (167,326)       (126,139)
Crude oil and product purchases                 -               -       3,730,797       1,023,547     (12,295,238)     (2,326,338)
Selling and administrative
  expenses                               (483,907)       (414,455)              -               -      (1,212,523)     (1,006,540)
Other                                           -               -               -               -        (350,232)        (30,866)
Interest income                           169,274         144,039               -               -         183,576         147,870
Interest expense                         (273,765)       (215,611)              -               -        (354,940)       (294,792)
Exchange gain/(losses), net                (6,870)       (114,608)              -               -          (6,746)       (113,814)
Short term investment income              123,483         193,277               -               -         123,483         193,277
Share of profit of an associate           220,263         165,387               -               -         220,263         165,387
Non-operating income/
  (expense), net                          314,968          14,255               -               -         314,968         (71,379)
Tax                                    (4,627,836)     (3,541,416)              -               -      (4,627,836)     (3,541,416)
                                       -----------     -----------     -----------     -----------     -----------     -----------

Net profit                             (4,562,570)     (3,728,701)              -               -      11,535,490       9,232,827
                                       -----------     -----------     -----------     -----------     -----------     -----------

Other segment information
Segment assets                          6,848,849      20,581,722               -               -      72,386,662      60,558,328
Investments in associates               1,117,640         537,377               -               -       1,117,640         537,377
                                       -----------     -----------     -----------     -----------     -----------     -----------

Total assets                            7,966,489      21,119,099               -               -      73,504,302      61,095,705
Segment liabilities                    (8,419,109)     (7,272,193)              -               -     (26,767,770)    (20,527,217)
Capital expenditure                        46,868          37,652               -               -       8,271,564       7,205,225
                                       -----------     -----------     -----------     -----------     -----------    ------------


                                                                69

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)



6.       SEGMENT INFORMATION (CONTINUED)

         (b)      Geographical segments

                  In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets.

                  The Group mainly engaged in the exploration, development and production of crude oil and natural gas in offshore China. Approximately 62% of the total revenue of the Group is contributed by PRC customers, and therefore, the Group's activities are conducted predominantly in the PRC. Any activities outside PRC are conducted in Indonesia and Singapore. An analysis by geographical segment is as follows:

                                        PRC                        Outside PRC                           Total
                                 2003            2002            2003           2002             2003             2002
                              RMB'000         RMB'000         RMB'000        RMB'000          RMB'000          RMB'000

External sales             25,416,466      22,781,301      15,533,807      3,592,514       40,950,273       26,373,815
Segment assets             61,357,931      50,647,452      12,146,371     10,448,253       73,504,302       61,095,705
Capital expenditure         7,727,171       6,453,798         544,393        751,427        8,271,564        7,205,225

         (c)    An analysis of sales to major customers by business segment is as follows:


                                                                                         2003                 2002
                                                                                        RMB'000              RMB'000
                Production sharing contracts
                China Petroleum & Chemical Corporation                                3,848,361            3,707,536
                PetroChina Company Limited                                            1,446,169            1,187,571
                Castle Peak Power Company Limited                                       841,285            1,247,639
                                                                                      ---------            ---------
                                                                                      6,135,815            6,142,746
                                                                                      ---------            ---------

                Independent operations
                China Petroleum & Chemical Corporation                                3,126,708            3,183,341
                                                                                      ---------            ---------

                                                                                      9,262,523            9,326,087
                                                                                      =========            =========


7.       OIL AND GAS SALES

                                                                                           2003                2002
                                                                                        RMB'000             RMB'000

Gross sales                                                                          30,556,967          26,086,646
Royalties                                                                              (478,454)           (464,113)
PRC government share oil                                                             (1,961,682)         (1,843,239)
                                                                                     -----------         -----------


                                                                                     28,116,831          23,779,294
                                                                                     ===========         ===========


                                                         70

                                                                                   CNOOC LIMITED  Annual Report 2003

                                                                                       NOTES TO FINANCIAL STATEMENTS
                                                                                                    31 December 2003
                                                         (All amounts expressed in Renminbi unless otherwise stated)



8.       MARKETING PROFIT

                                                                                           2003                2002
                                                                                        RMB'000             RMB'000
Marketing revenues                                                                   12,398,661           2,377,469
Crude oil and product purchases                                                     (12,295,238)         (2,326,338)
                                                                                     ----------          -----------
                                                                                        103,423              51,131
                                                                                     ===========         ===========

9.      PROFIT BEFORE TAX

The Group's profit before tax is arrived at after (crediting)/charging:

                                                                                             2003                2002
                                                                                          RMB'000             RMB'000
Crediting:
Interest income on bank deposits                                                        (183,576)           (147,870)

Interest income on investments                                                           (28,752)            (52,739)
Dividend income on investments                                                           (46,140)            (76,633)
Realised gains on investments                                                            (27,088)            (26,940)
Unrealised gains on investments                                                          (21,503)            (36,965)
                                                                                       ----------          ----------
Short term investment income                                                            (123,483)           (193,277)
                                                                                       ----------          ----------

Charging:
Auditors' remuneration                                                                     5,790               4,500

Staff costs
  - Wages, salaries and allowances                                                       393,165             390,376
  - Labour costs paid to contractors                                                     542,292             660,029
  - Pension scheme contributions and termination benefits                                 95,147              53,392

Depreciation, depletion and amortisation                                               4,643,364           4,032,970
Less: Amount included in inventories                                                        (611)            (13,438)
                                                                                       ----------          ----------
                                                                                       4,642,753           4,019,532
                                                                                       ----------          ----------

Operating lease rentals                                                                   72,708              54,157
Loss on disposal of property, plant and equipment                                             21              85,202
Repairs and maintenance                                                                  608,603             521,561
Research and development costs                                                           165,793             167,354

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


10.     SELLING AND ADMINISTRATIVE EXPENSES

                                                                                             2003                2002
                                                                                          RMB'000             RMB'000
Salary and staff benefits                                                                 393,165             390,376
Utility and office expenses                                                                90,801             100,502
Transportation and entertainment                                                           74,218              64,319
Rentals and maintenance                                                                   107,310              75,738
Management fee                                                                            219,771             151,860
Selling expenses                                                                           30,686              38,548
Provision for inventory obsolescence                                                        8,745                   -
Other                                                                                     287,827             185,197
                                                                                       ----------          ----------
                                                                                        1,212,523           1,006,540
                                                                                       ==========          ==========

11.     INTEREST EXPENSES

                                                                                             2003                2002
                                                                                          RMB'000             RMB'000
Interest on bank loans which are:
  - wholly repayable within five years                                                     81,539             177,156
  - not wholly repayable within five years                                                      -                   -
Interest on long term guaranteed notes                                                    391,005             215,028
Other borrowing costs                                                                      34,933              12,426
                                                                                         ---------           ---------
Total interest                                                                            507,477             404,610

Less: Amount capitalised in property, plant and equipment (note 18)                      (245,783)           (187,714)
                                                                                         ---------           ---------

                                                                                          261,694             216,896
Other finance costs:
Increase in discounted amount of provisions
  arising from the passage of time (note 30)                                               93,246              77,896
                                                                                         --------            ---------
                                                                                          354,940             294,792
                                                                                         ========            =========

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.15% per annum for the year ended 31 December 2003.


                                                          72

                                                                                    CNOOC LIMITED  Annual Report 2003

                                                                                        NOTES TO FINANCIAL STATEMENTS
                                                                                                     31 December 2003
                                                          (All amounts expressed in Renminbi unless otherwise stated)


12.     DIRECTORS' REMUNERATION

Directors' remuneration for the year disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance is as follows:


                                                                                             2003                2002
                                                                                          RMB'000             RMB'000

Fees for executive directors                                                                    -                   -
Fees for non-executive directors                                                            1,000                 890

Other emoluments for executive directors
  - Basic salaries and allowances                                                           6,327               6,654
  - Bonuses                                                                                 2,100               1,109
  - Pension scheme contributions                                                              207                 214
  - Other                                                                                   1,425               1,500


The number of directors whose remuneration fell within the following bands is as follows:


                                                                                               Number of directors
                                                                                             2003                2002

Nil to HK$1,000,000                                                                             6                   8
HK$1,000,001- HK$1,500,000                                                                      1                   -
HK$1,500,001- HK$2,000,000                                                                      -                   2
HK$2,000,001- HK$2,500,000                                                                      -                   1
HK$2,500,001- HK$3,000,000                                                                      2                   -
                                                                                             ----                ----
                                                                                                9                  11
                                                                                             ====                ====


There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

No value in respect of the share options granted during the year (note 31) has been charged to the income statement, or is otherwise included in the above directors' remuneration disclosures.

13.     FIVE HIGHEST PAID EMPLOYEES

Details of the remuneration of the five highest paid employees during the year are as follows:


                                                     2003              2002
                                                  RMB'000           RMB'000

Basic salaries and allowances                      15,857             8,227
Bonuses                                             2,550             2,518
Pension scheme contributions                        1,332               505
Other                                               2,743             2,732

Number of directors                                     -                 4
Number of employees                                     5                 1

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


The number of highest paid employees whose remuneration fell within the following bands is as follows:

Number of employees
                                                     2003              2002
Nil to HK$1,000,000                                    -                  1
HK$1,500,001- HK$2,000,000                             -                  2
HK$2,500,001- HK$3,000,000                             -                  1
HK$3,500,001- HK$4,000,000                             3                  -
HK$4,500,001- HK$5,000,000                             -                  1
HK$5,000,001- HK$5,500,000                             2                  -
                                                  ------              -----
                                                       5                  5
                                                  ======              =====

No value in respect of the share options granted during the year (note 31) has been charged to the income statement, or is otherwise included in the above five highest paid employees disclosures.

14.     TAX

(i)   Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 22%, for its oil trading activities and other income generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% instead of the standard rate of 48% after the application of the Malaysian Tax Treaty as recognised by the Indonesian tax authorities. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the year presented.

An analysis of the provision for tax in the consolidated income statement was as follows:

                                                      2003               2002
                                                   RMB'000            RMB'000

Overseas income taxes
  - Current                                        654,988            406,493
  - Deferred                                      (179,134)            26,094
PRC enterprise income tax
  - Current                                      3,623,157          2,786,938
  - Deferred                                       528,825            321,891
                                                ----------         ----------
Total tax charge for the year                    4,627,836          3,541,416
                                                ==========         ==========

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


14.     TAX (CONTINUED)

(i)   Income tax (continued)

A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

                                                      2003               2002
                                                         %                  %

Statutory PRC enterprise income tax rate              33.0               33.0
Effect of tax exemption granted                       (3.0)              (3.0)
Effect of different tax rates for overseas
  subsidiaries                                        (0.1)               0.2
Tax credit from government                            (1.5)              (2.1)
Tax effect on other permanent differences              0.2               (0.4)
                                                     ------             ------
Effective income tax rate                             28.6               27.7
                                                     ======             ======


The tax effect of significant temporary differences of the Group was as follows:

                                                        2003              2002
                                                     RMB'000           RMB'000
Deferred tax assets
  - Provision for retirement and termination
        benefits                                       114,758          86,602
  - Provision for dismantlement                        775,725         671,796
  - Provision for impairment of property, plant
        and equipment and write-off of
        unsuccessful exploratory drillings             759,454         933,636
                                                     ---------       ---------
                                                     1,649,937       1,692,034
                                                     ---------       ---------


Deferred tax liabilities
   - Accelerated amortisation allowance
        for oil and gas properties                  (7,433,133)    (7,833,190)

                                                    -----------    -----------
Net deferred tax liabilities                        (5,783,196)    (6,141,156)
                                                    ===========    ===========


As at 31 December 2003, there was no significant unrecognised deferred tax liability (2002: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

SSAP 12 (Revised) was adopted during the year, as further explained in note 2 to the financial statements. There was no material impact on the Group's financial statements upon the adoption of the SSAP.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


14.     TAX (CONTINUED)

(ii)  Other taxes

The Company's PRC subsidiary pays the following taxes:

- production taxes equal to 5% of independent production and production under production sharing contracts; and
- business tax of 3% to 5% on other income.

15.   NET PROFIT After Tax

The net profit after tax for the year ended 31 December 2003 dealt with in the financial statements of the Company, was approximately RMB5,031,491,000 (2002:
RMB4,990,207,000) (see note 32).

16.   DIVIDENDS



                                                                                             2003               2002
                                                                                          RMB'000            RMB'000
Dividends paid:

Final dividend 2002/2001 - HK$0.15/HK$0.15
  per ordinary share                                                                    1,307,408          1,306,740
Special final dividend 2002/2001 - HK$0.15/Nil
  per ordinary share                                                                    1,307,408                  -
Interim dividend 2003/2002 - HK$0.14/HK$0.11 per ordinary share                         1,220,132            958,314
Special interim dividend 2003/2002 - HK$0.18/Nil per ordinary share                     1,568,741                  -
                                                                                        ---------          ---------
                                                                                        5,403,689          2,265,054
                                                                                        =========          =========


The directors have recommended a final dividend of HK$0.12 per ordinary share totaling HK$985,699,879 (approximately equivalent to RMB 1,050,460,000) and a special final dividend of HK$0.18 per ordinary share totaling HK$1,478,549,818 (approximately equivalent to RMB 1,575,691,000) for the year ended 31 December 2003.

The payment of future dividends will be determined by the Company's board of directors. The payment of dividends will depend upon, among other things, future earnings, capital requirements and financial conditions and general business conditions of the Company. The Company's ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associated companies. As the controlling shareholder, CNOOC will be able to influence the Company's dividend policy.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the American Depositary Share ("ADS") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADSs.

                                                                                   CNOOC LIMITED  Annual Report 2003

                                                                                       NOTES TO FINANCIAL STATEMENTS
                                                                                                    31 December 2003
                                                         (All amounts expressed in Renminbi unless otherwise stated)


17.   EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on:

                                                                                    2003                        2002
Earnings

Net profit attributable to shareholders, used in the
  basic and diluted earnings per share calculations                   RMB 11,535,490,000           RMB 9,232,827,000


                                                                                    2003                        2002
Shares

Weighted average number of ordinary shares in issue
  during the year used in basic earnings
  per share calculation                                                    8,214,165,655               8,214,165,655

Weighted average number of ordinary shares assumed
  issued at no consideration on deemed exercise of
  all share options outstanding during the year                                7,902,164                   5,119,729
                                                                        ----------------           -----------------
Weighted average number of ordinary shares used
  in diluted earnings per share calculation                                8,222,067,819               8,219,285,384
                                                                        ================           =================

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)

18.   PROPERTY, PLANT AND EQUIPMENT, NET

Movements in the property, plant and equipment of the Group are as follows:

Group                                                                  2003                                    2002
                                            --------------------------------------------------------      ---------
                                                                              Vehicles
                                            Oil and gas       Land and      and office
                                             properties      buildings       equipment         Total          Total
                                                RMB'000        RMB'000         RMB'000       RMB'000        RMB'000
Cost or valuation:
At beginning of the year                     58,321,780        824,781          93,720    59,240,281     43,575,228
Purchase price allocation adjustment           (707,623)             -               -      (707,623)             -
Additions                                     8,538,930              -          46,868     8,585,798      7,457,609
Acquisitions (including prepayments)          4,025,441              -               -     4,025,441      8,646,487
Disposals and write-off                         (39,798)             -            (604)      (40,402)      (440,022)
Exchange realignment                               (902)             -             (82)         (984)           979
                                            ------------      --------        ---------  ------------   ------------
End of year                                  70,137,828        824,781         139,902    71,102,511     59,240,281
                                            ============      ========        =========  ============   ============

Analysis of cost or valuation:
  At cost                                    70,137,828              -         139,902    70,277,730     58,415,500
  At revaluation                                     -         824,781               -       824,781        824,781
                                            ------------      --------        ---------  ------------   ------------

                                             70,137,828        824,781         139,902    71,102,511     59,240,281
                                            ============      ========        =========  ============   ============

Accumulated depreciation, depletion
  and amortisation:
At beginning of the year                    (23,059,600)       (81,027)        (27,834)  (23,168,461)   (19,010,881)
Depreciation provided during the year        (4,779,271)       (25,374)         (6,045)   (4,810,690)    (4,159,109)
Disposals                                             -              -             584           584          1,777
Exchange realignment                               (234)             -              91          (143)          (248)
                                            ------------      --------        ---------  ------------   ------------

End of year                                 (27,839,105)      (106,401)        (33,204)  (27,978,710)   (23,168,461)
                                            ============      ========        =========  ============   ============

Net book value:
Beginning of year                            35,262,180        743,754          65,886    36,071,820     24,564,347
                                            ============      ========        =========  ============   ============

End of year                                  42,298,723        718,380         106,698    43,123,801     36,071,820
                                            ============      ========        =========  ============   ============


Had the property, plant and
  equipment been carried at
  cost less accumulated
  depreciation, depletion
  and amortisation, the
  carrying amount of each
  class would have been:

Cost                                         70,137,828        550,110         139,902    70,827,840     58,965,610
Accumulated depreciation,
  depletion and amortisation                (27,839,105)       (71,348)        (33,204)  (27,943,657)   (23,142,565)
                                            ------------      --------        ---------  ------------   ------------

                                             42,298,723        478,762         106,698    42,884,183     35,823,045
                                            ============      ========        =========  ============   ============

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


18.   PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

During the year, the Company finalised the purchase price allocation for the oil and gas properties acquired as a result of the acquisition of the subsidiaries from Repsol YPF, S.A. in April 2002 and an adjustment of approximately RMB707 million was made to reduce the fair value of the oil and gas properties acquired with a corresponding adjustment made to reduce the deferred tax liabilities.

The consideration paid of US$275 millions (equivalent to approximately RMB 2,276,578,000) and subsequent cash paid of approximately US$19,200,000 for the Tangguh LNG Project (see note 4(i)) has been included as a prepayment in oil and gas properties as at 31 December 2003.

Included in the current year additions represented an amount of RMB 245,783,000 (2002: RMB 187,714,000) in respect of interest capitalised in property, plant and equipment.

The property, plant and equipment of the Company mainly comprised office equipment and were stated at cost less accumulated depreciation. The movements in property, plant and equipment of the Company are as follows:

Company                                      2003                       2002
                                          RMB'000                    RMB'000
Cost:
  Beginning of the year                     5,764                      5,751
  Additions                                    69                         13
                                          --------                    -------
  End of year                               5,833                      5,764
                                          --------                    -------

Accumulated depreciation:
  Beginning of the year                    (5,108)                    (3,003)
  Charge for the year                        (454)                    (2,105)
                                          --------                    -------
  End of year                              (5,562)                    (5,108)
                                          --------                    -------

Net book value:
  Beginning of year                           656                      2,748
                                          ========                    =======

  End of year                                 271                        656
                                          ========                    =======


The land and buildings of the Group are held outside Hong Kong with lease terms of 50 years.

The land and buildings were revalued by an independent valuer, Sallmanns (Far
East) Limited, Chartered Surveyors (the "Valuer") as at 31 December 2000 using a depreciated replacement cost approach. The depreciated replacement cost approach considers the cost to reproduce or replace in new condition the property being appraised in accordance with current construction costs for similar property in the locality with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The Valuer assumed that the assets would be used for the purposes for which they are presently used and did not consider alternative uses. Certain land use rights which were previously granted by the PRC government at no cost.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)

19.   INTERESTS IN SUBSIDIARIES

                                                        Company
                                                2003                   2002
                                             RMB'000                RMB'000

Unlisted shares, at cost                   7,766,971              7,766,963
Loan to a subsidiary                       4,138,290              4,138,290
Due from subsidiaries                     12,245,592              6,039,152
Due to subsidiaries                       (7,588,883)            (3,946,247)

                                          16,561,970             13,998,158

The loan due to a subsidiary is unsecured and bear interest at 7.084% per annum. The maturities of the balance are as follows:

                                               2003                    2002
                                            RMB'000                 RMB'000
Balances due:
  - Within five years                            -                1,489,082
  - More than five years                  4,138,290               2,649,208

                                          4,138,290               4,138,290


The amounts due from/to subsidiaries are unsecured, interest-free and are repayable on demand.


Particulars of the principal subsidiaries are as follows:


                                                            Nominal value      Percentage of
                                                                of issued             equity
                                    Place and date of      ordinary share    attributable to
Name                                incorporation                 capital        the Company    Principal activities
----------------------------        -----------------      --------------    ---------------    --------------------
Directly held subsidiaries:

CNOOC China Limited                 Tianjin, the PRC        RMB15 billion               100%     Offshore petroleum
                                    15 September 1999                                                  exploration,
                                                                                                       development,
                                                                                                     production and
                                                                                                    sale in the PRC

CNOOC International                 British Virgin Islands           US$2               100%     Investment holding
  Limited                           23 August 1999

China Offshore Oil                  Singapore                 S$3 million               100%     Sale and marketing
  (Singapore)                       14 May 1993                                                        of petroleum
  International Pte., Ltd.                                                                       outside of the PRC

CNOOC Finance (2002)                British Virgin Islands       US$1,000               100%          Bond issuance
  Limited                           24 January 2002

CNOOC Finance (2003)                British Virgin Islands       US$1,000               100%          Bond issuance
  Limited                           2 April 2003


                                                         80




                                                                                   CNOOC LIMITED  Annual Report 2003

                                                                                       NOTES TO FINANCIAL STATEMENTS
                                                                                                    31 December 2003
                                                         (All amounts expressed in Renminbi unless otherwise stated)

19.   INTERESTS IN SUBSIDIARIES (CONTINUED)

                                                            Nominal value      Percentage of
                                                                of issued             equity
                                    Place and date of      ordinary share    attributable to
Name                                incorporation                 capital        the Company    Principal activities
----------------------------        -----------------      --------------    ---------------    --------------------
Indirectly held subsidiaries*:

Malacca Petroleum                   Bermuda                     US$12,000               100%     Offshore petroleum
  Limited                           2 November 1995                                                    exploration,
                                                                                                        development
                                                                                                        in Indonesia

OOGC America, Inc.                  State of Delaware,           US$1,000               100%     Investment holding
                                    United States of
                                      America
                                    2 September 1997

OOGC Malacca Limited                Bermuda                     US$12,000               100%     Offshore petroleum
                                    2 November 1995                                                    exploration,
                                                                                                    development and
                                                                                                         production
                                                                                                       in Indonesia

CNOOC Southeast Asia                Bermuda                     US$12,000               100%     Investment holding
  Limited                           16 May 1997

CNOOC ONWJ Ltd.                     Labuan, F.T.,                    US$1               100%     Offshore petroleum
                                    Malaysia                                                           exploration,
                                    27 March 2002                                                   development and
                                                                                                         production
                                                                                                       in Indonesia

CNOOC SES Ltd.                      Labuan, F.T.,                    US$1               100%     Offshore petroleum
                                    Malaysia                                                           exploration,
                                    27 March 2002                                                   development and
                                                                                                         production
                                                                                                       in Indonesia



CNOOC Poleng Ltd.                   Labuan, F.T.,                    US$1               100%     Offshore petroleum
                                    Malaysia                                                           exploration,
                                    27 March 2002                                                   development and
                                                                                                         production
                                                                                                       in Indonesia

CNOOC Madura Ltd.                   Labuan, F.T.,                    US$1               100%     Offshore petroleum
                                    Malaysia                                                           exploration,
                                    27 March 2002                                                   development and
                                                                                                         production
                                                                                                       in Indonesia

CNOOC Blora Ltd.                    Labuan, F.T.,                    US$1               100%      Onshore petroleum
                                    Malaysia                                                           exploration,
                                    27 March 2002                                                   development and
                                                                                                         production
                                                                                                       in Indonesia


* Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


20.   INVESTMENTS IN ASSOCIATES

Investments in associates represent (1) a 30% equity interest of CNOOC China Limited in Shanghai Petroleum and Natural Gas Company Limited ("SPC"). SPC was incorporated on 7 September 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest of CNOOC China Limited in CNOOC Finance Corporation Limited ("CNOOC Finance"). CNOOC Finance was incorporated on 13 May 2002 in the PRC with limited liability and is principally engaged in deposit-takings and money lending activities for the CNOOC Group. The issued and paid-up capital of CNOOC Finance is RMB1,415 million.

                                                       Group
                                            2003                       2002
                                         RMB'000                    RMB'000

Share of net assets                    1,117,640                    537,377
                                       =========                    =======


The directors are of the opinion that the underlying value of the investments in associates is not less than the carrying amount of the associates as at 31 December 2003.

21.   ACCOUNTS RECEIVABLE, NET

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The customers are required to make payment within 30 days after the delivery of oil and gas. As at 31 December 2003 and 2002, substantially all the accounts receivable were aged within six months.

22.   INVENTORIES AND SUPPLIES

                                                                Group
                                                         2003            2002
                                                      RMB'000         RMB'000

Materials and supplies                                809,827         585,431
Oil in tanks                                          291,844         263,174
Less: Provision for inventories obsolescence           (8,745)              -
                                                    ----------        -------

                                                    1,092,926         848,605
                                                    =========         =======

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


23.   SHORT TERM INVESTMENTS

As at 31 December 2003, short term investments mainly represented investments in liquidity funds and were stated at fair value at the balance sheet date. Details of the short term investments were as follows:


                                                                  Group                              Company
                                                          2003              2002               2003             2002
                                                       RMB'000           RMB'000            RMB'000          RMB'000
Unlisted investments, at fair value:
  Liquidity funds                                    3,767,179         5,537,191          3,769,179        5,537,191
  Corporate bonds                                    1,876,880           951,876          1,876,880          951,876
  Common stock                                          40,274            42,211             40,274           42,211
                                                     ---------         ---------          ---------        ---------
                                                     5,684,333         6,531,278          5,684,333        6,531,278
                                                     =========         =========          =========        =========


24.   ACCOUNTS PAYABLE

As at 31 December 2003 and 2002, substantially all the accounts payable were aged within six months.

25.   OTHER PAYABLES AND ACCRUED LIABILITIES

                                                          Group
                                                 2003                   2002
                                              RMB'000                RMB'000

Accrued payroll and welfare payable           149,532                149,501
Provision for retirement and
  termination benefits                        290,955                211,321
Accrued expenses                              926,867                793,823
Advances from customers                        10,864                 60,101
Royalties payable                             205,113                208,214
Other payables                                372,452                289,448
                                            ---------              ---------
                                            1,955,783              1,712,408
                                            =========              =========

As at 31 December 2003, deferred revenue from gas sales contracts amounted to approximately RMB1,208,000 (2002: RMB5,582,000) and was included in other payables.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


26.   LONG TERM BANK LOANS

As at 31 December 2003, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

                                                                                                        Group
                                                                                                   2003         2002
                                                                                                RMB'000      RMB'000
                                    Interest rate and final maturity

RMB denominated bank loans          Fixed interest rate at 5.94% per annum through to 2005           -        57,270

US$ denominated bank loans          Floating LIBOR rate with maturities through to 2003              -       259,907
                                    Fixed interest rate of 9.15% per annum with
                                      maturities through to 2006                                827,615      827,730

Japanese Yen denominated            Fixed interest rate of 4.1% per annum
  bank                                with maturities through to 2007                            82,578       93,704
                                                                                                --------   ----------

                                                                                                910,193    1,238,611
Less: Current portion of long
  term bank loans                                                                               (20,618)    (297,518)
                                                                                                --------   ----------

                                                                                                889,575      941,093
                                                                                                ========   ==========



As at 31 December 2003, all the bank loans of the Group were unsecured and none (2002: RMB259,907,000) of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

                                                                                        Group
                                                                                2003            2002
                                                                             RMB'000         RMB'000
Balances due:
  - Within one year                                                           20,618         297,518
  - After one year but within two years                                       24,364          27,541
  - After two years but within three years                                   846,471          48,341
  - After three years but within four years                                   18,740         846,471
  - After four years but within five years                                        -           18,740
                                                                             --------      ----------
                                                                             910,193       1,238,611
Amount due within one year shown under current liabilities                   (20,618)       (297,518)
                                                                             --------      ----------
                                                                             889,575         941,093
                                                                             ========      ==========

                                                                                   CNOOC LIMITED  Annual Report 2003

                                                                                       NOTES TO FINANCIAL STATEMENTS
                                                                                                    31 December 2003
                                                         (All amounts expressed in Renminbi unless otherwise stated)


26.   LONG TERM BANK LOANS (CONTINUED)

Supplemental information with respect to long term bank loans:

                                                                           Maximum          Average         Weighted
                                                          Weighted          amount           amount          average
                                                           average     outstanding      outstanding    interest rate
                                            Balance  interest rate      during the       during the       during the
                                        at year end    at year end            year            year*           year**
                                            RMB'000                        RMB'000          RMB'000


For the year ended 31 December
2003                                        910,193          8.69%       1,238,611        1,074,403            7.94%
2002                                      1,238,611          7.19%       4,487,539        2,863,075            6.11%



* The average amount outstanding is computed by dividing the total of outstanding principal balances as at 1 January and 31 December by two.

** The weighted average interest rate is computed by dividing the total of weighted average interest rates as at 1 January and 31 December by two.

27.   LONG TERM GUARANTEED NOTES

On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500 million of principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

On 21 May 2003, CNOOC Finance (2003) Limited, a company incorporated in the British Virgin Islands on 2 April 2003 and a wholly-owned subsidiary of the Company, issued US$200 million of principal amount of 4.125% guaranteed notes due in 2013 and US$300 million of principal amount of 5.500% guaranteed notes due in 2033. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

28.   BALANCES WITH THE PARENT COMPANY

As at 31 December 2003 and 2002, the balances with CNOOC were unsecured, interest-free and were repayable on demand.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


29.   RELATED PARTY TRANSACTIONS

The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, the provision of bank guarantees and various other commercial arrangements.

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:


                                                                  Notes                    2003                 2002
                                                                                        RMB'000              RMB'000

Materials, utilities and ancillary services                         (i)               1,018,066              789,167
Technical services                                                 (ii)               3,828,282            3,279,596
Research and development services                                 (iii)                  83,280              167,354
Lease and property management services                             (iv)                  56,867               54,421

Included in:
  Exploration expenses                                                                  487,293              593,059
  Operating expenses                                                                  1,176,601              993,825
  Selling and administrative expenses                                                   191,349              190,449

Capitalised under property, plant and equipment                                       3,131,252            2,513,205



(i)  Materials, utilities and ancillary services

CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

The materials, utilities and ancillary services are provided at:

-      state-prescribed prices; or

- where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or

- where neither of the prices mentioned above is applicable, at the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

(ii)  Technical services

CNOOC China Limited has entered into technical service agreements with certain affiliates of CNOOC. According to the agreements, the Group uses the technical services including:

-      offshore drilling;

-      ship tugging, oil tanker transportation and security services;

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


29.   RELATED PARTY TRANSACTIONS (CONTINUED)

(ii)  Technical services (continued)

- well survey, well logging, well cementation and other related technical services;

- collection of geophysical data, ocean geological prospecting, and data processing;

-      platform fabrication service and maintenance; and

- design, construction, installation and test of offshore and onshore production facilities.

(iii)  Research and development services

Under the terms of a general research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Centre (the "Centre"), the Group pays the Centre for a term of three years from 31 December 2002, with an annual amount of RMB110 million In addition, the Group also pays the Centre for research and development for particular projects. The services include the following:

-      geophysical exploration services;

-      seismic data processing;

-      comprehensive exploration research services; and

-      information technology services.

(iv)  Lease and property management services

The Group has entered into lease and property agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. The lease charges are based on the prevailing market rates.

(v)  Sales of crude oil, condensated oil and liquefied petroleum gas

The Group sells crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the year ended 31 December 2003, the total sales amounted to approximately RMB8,324,108,000 (2002: RMB4,361,852,000).

During the year, the Group placed certain deposits with CNOOC Finance Corporation Limited ("CNOOC Finance") , a subsidiary of CNOOC. CNOOC Finance is a non-bank finance company supervised by the People's Bank of China (the "PBOC") and the Company is one of its customers. In the PRC, deposit rate is set by PBOC which is applicable to all financial institutions. The interest rates offered by CNOOC Finance were the same as the rates promulgated by the PBOC which were applicable to account deposits with PRC banks or finance companies and ranged from 1.44% to 1.89% per annum. The deposits placed with CNOOC Finance as at 31 December 2003 amounted to approximately RMB3,898,000. As explained in note 4 to the financial statements, the Company also acquired a 31.8% interests in CNOOC Finance as at 31 December 2003.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


29.   RELATED PARTY TRANSACTIONS (CONTINUED)

During the year, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., imported oil into the PRC for trading, using CNOOC's import licence. For year ended 31 December 2003, the total sales to its customers through such arrangements amounted to approximately RMB1,470,832,000 (2002: Nil). The commission paid by the third party customers to CNOOC for the year amounted to approximately RMB 8,825,000 (2002: Nil).

30.   PROVISION FOR DISMANTLEMENT

Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised during the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with SSAP 28 and is included in the accumulated depreciation, depletion and amortisation in note 18.

The details of the provision for dismantlement are as follows:

                                                                                                  Group
                                                                                           2003                2002
                                                                                        RMB'000             RMB'000
At the beginning of year                                                              2,239,320           1,909,041
Additions during the year and capitalised in oil and gas properties                     314,234             252,383
Increase in discounted amount of provisions arising from the passage of time             93,246              77,896
                                                                                     ----------          ----------
End of year                                                                           2,646,800           2,239,320

31.   SHARE CAPITAL

Shares
                                                                               Number of shares       Share capital
Authorised:                                                                                                 HK$'000
Ordinary shares of HK$0.10 each
  At 31 December 2003 and 2002                                                   15,000,000,000           1,500,000
                                                                                 ==============           =========


                                                                                                      Share capital
                                                           Number of shares       Share capital       equivalent of
                                                                                        HK$'000             RMB'000
Issued and fully paid:
  Ordinary shares of HK$0.10 each
    At 31 December 2003 and 2002                              8,214,165,655             821,417             876,978
                                                              =============             =======             =======

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


31.   SHARE CAPITAL (CONTINUED)

Share options scheme

The Company has adopted share option schemes which provide for the grant for options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval for the recipient of and number of shares underlying each option. These schemes provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1.   options for an aggregate of 4,620,000 shares have been granted;

2.   the subscription price per share is HK$5.95; and

3.   the period during which an option may be exercised is as follows:

      (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

      (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.   options for an aggregate of 8,820,000 shares have been granted;

2.   the subscription price per share is HK$6.16; and

3.   the period during which an option may be exercised is follows:

       (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

       (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

       (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


31.   SHARE CAPITAL (CONTINUED)

Share options scheme (continued)

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant of share options shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of the grant, except that such price may not be set below a minimum price which is the highest of:

1.     the nominal value of shares;

2. the average closing price of the shares on The Stock Exchange of Hong Kong Limited (the "HKSE") as stated in the HKSE's quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of the grant of the option.

On 24 February 2003, the board of directors approved to grant options in respect of 8,410,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$10.54 per share. The market price was HK$10.55 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule;

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

No options granted under the share option scheme and the pre-global offering share option scheme have been exercised since the date of the grant and up to the date when the board of directors approved the financial statements. The total number of options exercisable as of 31 December 2003 was 10,500,000.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


32.   RESERVES

According to the laws and regulations of the PRC and articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers' bonus and welfare funds, which are appropriated from net profit and after making good losses from previous years, but before dividend distribution. CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to staff and workers' bonus and welfare funds, which is determined at the discretion of CNOOC China Limited's directors, is expensed as incurred under Hong Kong GAAP. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or increase capital. The staff and workers' bonus and welfare fund can only be used for special bonuses or collective welfare of employees, and assets acquired through this fund shall not be taken as assets of CNOOC China Limited.

As at 31 December 2003, the general reserve fund appropriated amounted to RMB3,050,489,000 (2002: RMB2,232,410,000), representing approximately 20.4%
(2002: 22.3%) of the total registered capital of CNOOC China Limited.

Included in retained earnings is an amount of RMB577,640,000 (2002:
RMB456,377,000), being the retained earnings attributable to an associate.

The cumulative translation reserves and revaluation reserves are accounted for in accordance with the accounting policies adopted for foreign currency translation and the revaluation of land and buildings.


Company                                                            Share premium         Retained
                                                                         account         earnings              Total
                                                                         RMB'000          RMB'000            RMB'000
Balances at 1 January 2002                                            20,761,205          220,127         20,981,332
Net profit for the year                                                        -        4,990,207          4,990,207
Dividends (Note 16)                                                            -       (2,265,054)        (2,265,054)
                                                                      ----------       -----------        -----------
Balances at 1 January 2003                                            20,761,205        2,945,280         23,706,485
                                                                      ----------       -----------        -----------
Net profit for the year                                                        -        5,031,491          5,031,491
Dividends (Note 16)                                                            -       (5,403,689)        (5,403,689)
                                                                      ----------       -----------        -----------
Balances at 31 December 2003                                          20,761,205        2,573,082         23,334,287
                                                                      ==========       ===========        ===========

As at 31 December 2003, the distributable profits of the Company amounted to approximately RMB 2,573,082,000 (2002: RMB2,945,280,000).

33.   RETIREMENT AND TERMINATION BENEFITS

All the Group's full-time employees in the PRC are covered by a government regulated pension, and are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 12% to 22.5% of the employees' basic salaries.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


33.   RETIREMENT AND TERMINATION BENEFITS (CONTINUED)

The contribution made by the Group to the PRC government pension plan for the year ended 31 December 2003 amounted to approximately RMB15,513,000 (2002:
RMB7,042,000).

The Company is required to make contributions to a defined contribution of a mandatory provident fund at a rate of 5% of the basic salaries for all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesia labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts. The Group has adopted an accounting policy to record liabilities for the retirement and termination benefits. The provisions for retirement and termination benefits in Indonesia for the year ended 31 December 2003 amounted to approximately RMB79,634,000 (2002: RMB46,350,000).

34.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)   Reconciliation of profit before tax to cash generated from operations

                                                                                             2003               2002
                                                                                          RMB'000            RMB'000
Profit before tax                                                                      16,163,326          12,774,243

Adjustments for:
  Interest income                                                                        (183,576)           (147,870)
  Interest expense                                                                        354,940             294,792
  Exchange losses, net                                                                      6,746             113,814
  Share of profit of an associate                                                        (220,263)           (165,387)
  Short term investment income                                                           (123,483)           (193,277)
  Provision for inventory obsolescence                                                      8,745                   -
  Depreciation, depletion and amortisation                                              4,642,753           4,019,532
  Loss on disposal and write-off of property, plant and equipment                          39,818             437,799
  Dismantlement                                                                           167,326             126,139
  Amortisation of discount of long term guaranteed notes                                   11,276               6,100

                                                                                       -----------         -----------
Operating cash flows before movements in working capital                               20,867,608          17,265,885

  (Increase)/decrease in accounts receivable                                           (1,185,304)            497,959
  Increase in inventories and supplies                                                   (129,678)            (20,211)
  Decrease/(increase) in other current assets                                             312,559            (705,664)
  Increase in amounts due from related companies                                         (302,993)           (276,771)
  (Decrease)/increase in an amount due to the parent company                             (105,785)            144,945
  Increase in accounts payable, other payables and accrued liabilities                  1,448,645             353,452
  (Decrease)/increase in other taxes payable                                               (4,772)             73,551
  Increase in amounts due to related companies                                            242,631              73,769

                                                                                       -----------         -----------
Cash generated from operations                                                         21,142,911          17,406,915
                                                                                       ===========         ===========

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


34.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b)  Acquisitions and prepayment

                                                                       2003
                                                                    RMB'000
Acquisitions
Net assets acquired:
  Property, plant and equipment, net                              1,579,726
  Other current assets                                                8,959
  Inventories and supplies                                          122,777
  Cash and bank balances                                             17,580
  Accounts payable                                                   (8,294)
  Other payables and accrued liabilities                            (47,983)
                                                                 -----------
                                                                  1,672,765
Prepayment for Tangguh Project                                    2,445,715
                                                                 -----------
Satisfied by:
  Cash                                                            4,118,480
                                                                 ===========


An analysis of the net outflow of cash and cash equivalents in respect of the acquisition and prepayment is as follows:

                                                                      2003
                                                                   RMB'000

Cash consideration                                               4,118,480
Cash and bank balances acquired                                    (17,580)
                                                                -----------
Net outflow of cash and cash equivalents                         4,100,900
                                                                ===========


In July 2003, the Group acquired a 24.5% interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay and a 49% interest in Liuhua 11-1, a PSC oilfield in Southern China. Further details of these transactions are included in note 4 to the financial statements.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


35.   COMMITMENTS

(i)   Capital commitments

As at 31 December 2003, the Group and the Company had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

                                                     2003               2002
                                                  RMB'000            RMB'000

Contracted for                                  2,534,468          1,715,173
Authorised, but not contracted for             17,489,791          9,060,722


As at 31 December 2003, the Group had unutilised banking facilities amounting to approximately RMB32,455,229,500 (2002: RMB31,646,389,000).

(ii)  General research and development services commitments

The remaining commitments for research and development services to be provided by the Centre (note 29(iii)) as at 31 December 2003 amounted to approximately RMB220,000,000 (2002: RMB450,000,000).

(iii)  Operating lease commitments

Operating lease commitments as at 31 December 2003 amounted to approximately RMB20,396,000 (2002: RMB50,645,000) and were as follows:

                                                       2003              2002
                                                    RMB'000           RMB'000

Commitments due:
  - Within one year                                  17,222            47,017
  - After one year but within two years               3,174             2,131
  - After two years but within three years                -             1,497

                                                     ------            ------
                                                     20,396            50,645
                                                     ======            ======


(iv)  Commitment to invest in Australia's project

On 15 May 2003, the Company entered into an Equity Sale and Purchase Agreement and a Gas Production and Processing Agreement (the "Agreements") with the existing North West Shelf partners to acquire an interest in the upstream production and reserves of Australia's North West Shelf Project (the "NWS Project"). Under the Agreement, the Company will acquire an interest of approximately 5.3% in the NWS Project and a 25% stake in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. According to the Agreements, the Company has the right to acquire further interests in the NWS Project should the final quantity of LNG committed under the LNG supply agreement to the facilities in Guangdong Province be increased. The total consideration of the acquisition is US$348 million, subject to certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, being fulfilled. In addition, the Company will be required to make an upfront tariff payment relating to certain LNG processing facilities amounting to US$180 million. CNOOC has an equity interest in the Guangdong Province LNG project.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


35.   COMMITMENTS (CONTINUED)

(iv)  Commitment to invest in Australia's project (continued)

On 23 December 2003, the Company signed a Deed of Amendment to the Equity Sale and Purchase Agreement and a Deed of Amendment to the Gas Production and Processing Agreements (the "Deeds") and agreed to pay US$483,577,000 representing a 90% deposit of the consideration and tariff payment, to the NWS Project participants by 2 January 2004. The payment was made by the Company on 2 January 2004 and such amount will be refunded to the Company if the acquisition is not completed by 30 June 2004.

(v)   Commitment to invest in Gorgon Joint Venture

In October 2003, the Company entered into an agreement with the participants in Gorgon Joint Venture to place a significant volume of Gorgon LNG to supply the growing Chinese market. Subject to the completion of formal contracts, the Company will purchase a certain equity stake in the Gorgon gas development and its parent company, CNOOC, will arrange to purchase LNG directly from Gorgon.

(vi)  Financial instruments

(a)   Currency swap contracts

As at 31 December 2003, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was the floating LIBOR rate.

The details are as follows:

                                                                2003                              2002
                                                                        Weighted                           Weighted
                                                      Notional           average         Notional           average
                                                      contract       contractual         contract       contractual
                                                        amount     exchange rate           amount     exchange rate
                                                     (JPY'000)         (JPY/US$)        (JPY'000)         (JPY/US$)

Year
2003                                                        -                 -           271,470             95.00
2004                                                   271,470             95.00          271,470             95.00
2005                                                   271,470             95.00          271,470             95.00
2006                                                   271,470             95.00          271,470             95.00
2007                                                   271,470             95.00          271,470             95.00

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


35.   COMMITMENTS (CONTINUED)

(iv)  Financial instruments (continued)

(b)   Interest rate swap contracts

During the year, the Group also entered into interest rate swap agreements with three financial institution to partially hedge the fixed-rate debt for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreement utilised by the Company effectively modifies the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

(c)   Fair value of financial instruments

The carrying amounts of cash and cash equivalents, time deposits and short term investments approximated fair value due to the short maturity of these instruments.

The estimated fair value of long term bank loans based on current market interest rates was approximately RMB1,064,895,000 as at 31 December 2003 (2002: RMB1,388,720,000).

The estimated fair value of long term guaranteed notes based on current market interest rates was approximately RMB8,304,647,000 as at 31 December 2003 (2002: RMB4,482,378,000).

36.   CONCENTRATION OF CUSTOMERS

A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

                                                         2003            2002
                                                      RMB'000         RMB'000

China Petroleum & Chemical Corporation              6,975,069       6,890,877
PetroChina Company Limited                          1,446,169       1,187,571
Castle Peak Power Company Limited                     841,285       1,247,639

37.   ADDITIONAL FINANCIAL INFORMATION

As at 31 December 2003, net current assets and total assets less current liabilities of the Group amounted to approximately RMB19,956,331,000 and RMB64,197,772,000 (2002: RMB17,352,044,000 and RMB53,961,241,000),
respectively.

As at 31 December 2003, net current assets and total assets less current liabilities of the Company amounted to approximately RMB7,649,024,000 and RMB24,211,265,000 (2001: RMB10,584,649,000 and RMB24,583,463,000),
respectively.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


38.   SUBSEQUENT EVENTS

(i) On 27 January 2004, the Company proposed for a 1-for-5 stock split where each share in the Company will be split into five new shares. The Company will submit to shareholders for approval a proposal to subdivide each of the existing issued and unissued shares of HK$0.10 each in the capital of the Company into five shares of HK$0.02 each, and to increase the board lot size for trading on the Stock Exchange of Hong Kong Limited from 500 shares at HK$0.10 each to 1,000 subdivided shares of HK$0.02 each in the coming extraordinary general meeting. It is also proposed that upon the share subdivision proposal becoming effective, the ratio of the Company's American Depository Receipts (ADR) listed on the New York Stock Exchange will also be changed such that the ADR, which currently represents 20 shares of HK$0.10 each to 100 subdivided shares of HK$0.02 each.

(ii) On 2 February 2004, one of the Company's subsidiary signed a sale and purchase agreement with the BG Group to acquire a 20.767% interest in the Muturi Production Sharing Contract ("Muturi PSC") for a consideration of US$98.1 million pursuant to the exercise of its pre-emption rights. The purchase will increase the Company's interest in the "Muturi PSC" to 64.767%, and its interest in the Tangguh LNG Project will increase from 12.5% to 16.96%.

(iii) On 5 February 2004, the board of directors approved a grant of options in respect of 10,140,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$15.76 per share. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP").

(a)   Net profit and net equity

(i)   Revaluation of land and buildings

The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the year ended 31 December 2003 was approximately RMB9,156,000 (2002:
RMB9,156,000). Under US GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation is recognised under US GAAP.

(ii)  Short term investments

According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in the current period's earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from the current period's earnings and included in other comprehensive income.

(iii)  Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a)   Net profit and net equity (continued)

(iii)  Impairment of long-lived assets (continued)

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of assets is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended 31 December 2003, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

(iv)  Stock compensation schemes

As at 31 December 2003, the Company has three stock-based employee compensation plans, which are described more fully in Note 31. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Since certain of the options granted under those plans had an exercise price below the market value of the underlying common stock on the date of grant, stock-based employee compensation costs of Rmb2,755,000 and Rmb5,632,000 for year ended 31 December 2001 and 2002, respectively, were reflected in previously reported results. During 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", for stock-based employee compensation. All prior periods presented have been restated to reflect the compensation cost that would have been recognised had the recognition provisions of Statement 123 been applied to all awards granted to employees after 1 January 1995.

Weighted average fair value of the options at the grant dates for awards under the schemes was RMB3.40 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2.0%, an expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. Weighted average exercise price of the stock options was HK$7.80 per share.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a)   Net profit and net equity (continued)

(v)  Provision for dismantlement (continued)

Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

On 15 August 2001, SFAS No. 143 "Accounting for asset retirement obligation" was released and is effective for the fiscal years beginning after 15 June 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

The company adopted SFAS No. 143 on 1 January 2003, which resulted in an increase in net property, plant and equipment of RMB863,093,000, an increase in the provision for dismantlement of RMB240,077,000, an increase in retained earnings of RMB436,112,000 and an increase in deferred income tax liabilities of RMB186,904,000 to recognise the cumulative effect of retrospectively applying the new accounting standard.

This adjustment is due to the difference in the method of accruing for dismantlement costs under SFAS No. 143 compared with the method required by SFAS No. 19 "Financial accounting and reporting by oil and gas producing companies", the accounting standard that the Company has been adopted since its establishment. Under SFAS No. 19, the dismantlement costs are accrued on a unit-of-production basis of accounting as the oil and gas is produced. The SFAS No. 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued early in field life, when production is at the highest level. Because SFAS No. 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above resulted from reversing the higher liability accumulated under SFAS No. 19 in order to adjust it to the lower present value amount resulting from transition to SFAS No. 143. This amount being reversed in transition, which was previously charged to the income statement under SFAS No. 19, will again be charged to the income statement under SFAS No. 143 in future years.

A summary of the changes in the asset retirement obligation during the year is included in the table below:

                                                                                                               2003
                                                                                                            RMB'000
Asset retirement obligation upon adoption of SFAS No., 143 on 1 January 2003                              2,239,320
Addition of dismantlement cost                                                                              314,234
Accretion expenses                                                                                           93,246
                                                                                                          ---------
Asset retirement obligation at 31 December 2003                                                           2,646,800
                                                                                                          =========

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a)   Net profit and net equity (continued)

(v)  Provision for dismantlement (continued)

The pro forma effects of the application of SFAS No.143 as if it had been adopted on 1 January 2002 (rather than 1 January 2003) are presented below:

                                         As reported               Pro forma
                                    31 December 2003        31 December 2002
                                             RMB'000                 RMB'000
                                                                  (Restated)

Net income                                11,543,397               9,223,477

Earnings per share
  - Basic                                    RMB1.41                 RMB1.12
  - Diluted                                  RMB1.41                 RMB1.12


(vi)  Acquisition of CNOOC Finance

Under HK GAAP, the Company adopted the purchase method to account for the acquisition of 31.8% equity interest in CNOOC Finance in December 2003. Under the purchase method, the acquired results are included in the consolidated results of operations of the Company from the date of the acquisition.

As the Company and CNOOC Finance are under common control of CNOOC, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purpose.

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a)   Net profit and net equity (continued)

The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:


                                                                                                         Net Profit
                                                                                                   2003              2002
                                                                                                RMB'000           RMB'000
                                                                                                        (Restated)

As reported under Hong Kong GAAP                                                             11,535,490         9,232,827

Impact of US GAAP adjustments:
- Reversal of additional depreciation, depletion and
  amortisation charges arising from the revaluation surplus on land and buildings                 9,156             9,156
- Equity accounting for the results of CNOOC Finance                                             30,913            10,663
- Unrealised holding gains from available-for-sale investments in marketable securities         (21,503)          (36,965)
- Realised holding gains from available-for-sale marketable securities                           27,088            26,940
- Additional dismantlement based on unit-of-production method                                         -          (197,079)
- Impact of income tax                                                                                -            59,124
- Recognition of stock compensation cost                                                        (37,747)          (19,144)
                                                                                             -----------       -----------

Income before cumulative effect of change in accounting policy                               11,543,397         9,085,522

Cumulative effect of change in accounting policy for dismantlement liabilities                  436,112                 -

Net profit under US GAAP                                                                     11,979,509         9,085,522
                                                                                             ===========       ===========
Net profit per share under US GAAP

- Basic

  Before cumulative effect of change in accounting policy for dismantlement liabilities         RMB1.41          RMB 1.11
  Cumulative effect of change in accounting policy for dismantlement liabilities                RMB 0.05                -
                                                                                                --------         --------
                                                                                                 RMB1.46          RMB1.11
                                                                                                ========         ========

- Diluted

  Before cumulative effect of change in accounting policy for dismantlement liabilities         RMB1.41          RMB 1.11
  Cumulative effect of change in accounting policy for dismantlement liabilities                RMB 0.05                -
                                                                                                --------         --------
                                                                                                 RMB1.46          RMB1.11
                                                                                                ========         ========


                                                                                   CNOOC LIMITED  Annual Report 2003

                                                                                       NOTES TO FINANCIAL STATEMENTS
                                                                                                    31 December 2003
                                                         (All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(a)   Net profit and net equity (continued)

                                                                                                   Net equity
                                                                                             2003               2002
                                                                                          RMB'000            RMB'000
                                                                                                          (Restated)
As reported under Hong Kong GAAP                                                       46,736,532        40,568,488
Impact of US GAAP adjustments:
  - Reversal of revaluation surplus on land and buildings                                (274,671)         (274,671)
  - Reversal of additional accumulated depreciation, depletion and
      amortisation arising from the revaluation surplus on land and buildings              35,051            25,895
  - Equity accounting for the results of CNOOC Finance                                     41,576            10,663
  - Contribution from CNOOC in respect of CNOOC Finance                                         -          (450,000)
  - Dividend distribution made by CNOOC Finance to CNOOC                                  (41,576)                -
- Cumulative adjustment for provision for dismantlement                                         -          (436,112)
                                                                                       -----------       -----------
Net equity under US GAAP                                                               46,496,912        39,444,263
                                                                                       ===========       ===========

There are no significant GAAP differences that affect classifications within the balance sheet or income statement but do not affect net income or shareholders- equity.

(b)   Comprehensive income

According to SFAS No. 130, "Reporting Comprehensive Income", it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under US GAAP are included in comprehensive income and excluded from net income.

                                                                                             2003               2002
                                                                                          RMB'000            RMB'000
                                                                                                          (Restated)
Net profit under US GAAP                                                               11,979,509         9,085,522
Other comprehensive income:
  Foreign currency translation adjustments                                                 36,243            (7,948)
  Unrealised gains on short-term investments                                               21,503            36,965
  Less: Reclassification adjustment for gains included in net income                      (27,088)          (26,940)
                                                                                       -----------        ----------
Comprehensive income under US GAAP                                                     12,010,167         9,087,599
                                                                                       ===========        ==========

CNOOC LIMITED  Annual Report 2003

NOTES TO FINANCIAL STATEMENTS
31 December 2003
(All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(b)   Comprehensive income (continued)

Roll forward of accumulated other comprehensive income components are as follows:


                                                                Foreign            Unrealised           Accumulated
                                                               currency              gains on                 other
                                                            translation            short term         comprehensive
                                                            adjustments           investments                income
                                                                RMB'000               RMB'000               RMB'000
Balance at 1 January 2002                                       (5,648)                43,796                38,148
Current year change                                             (7,948)                10,025                 2,077
                                                               --------              ---------              --------

Balance at 1 January 2003                                      (13,596)                53,821                40,225
Reversal of current year realised gains                              -                (27,088)              (27,088)
Current year change                                             36,243                 21,503                57,746
                                                               --------              ---------              --------
Balance at 31 December 2003                                     22,647                 48,236                70,883
                                                               =======               =========              ========

(c)   Derivative instruments

The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge certain Japanese Yen denominated loan repayments in the future. The derivative contract was recorded as "Other payable and accrued liabilities" in the consolidated balance sheet at fair value. For the year ended 31 December 2003, the Group recognised related changes in fair value, a gain of RMB10,038,000 (2002: RMB14,485,000), and included the amount in "Exchange (loss)/gain, net" in the consolidated income statement.

During the year, the Group also entered into interest rate swap agreements to partially hedge the fixed-rate debt for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreements utilised by the Company effectively modifies the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The net gain as of 31 December 2003 related to the ineffective portion of the interest rate swap agreements was approximately Rmb938,000 (2002: nil).

(d) Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

                                             CNOOC LIMITED  Annual Report 2003

                                                 NOTES TO FINANCIAL STATEMENTS
                                                              31 December 2003
                   (All amounts expressed in Renminbi unless otherwise stated)


39.   SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP (continued)

(e)   Segment reporting

The Group's segment information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group's consolidated Hong Kong GAAP financial statements.

40.   APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 15 March 2004.

CNOOC LIMITED  Annual Report 2003

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in Renminbi unless otherwise stated)


The following disclosures are included in accordance with the United States Statements of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities".

(a)  Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering date which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserve have been made by independent engineers. The Group's net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (a) an adjustment for the Group's share of royalties payable by the Group to the PRC government and the Group's participating interest in share oil payable to the PRC government under the production sharing contracts, and less (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group's participating interest, and its participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

The proved developed and undeveloped reserves for Indonesia in 2001 were less than 1% to the total and no separate disclosure was made.

Proved developed and undeveloped reserves (net of royalties and PRC government share oil):

                                                         PRC                  Indonesia                  Total
                                                   Oil Natural gas         Oil Natural gas          Oil Natural gas
                                                (mmbls)       (bcf)        (mmbls)    (bcf)         (mmbls)     (bcf)
31 December 2000                                  1,216      3,250              -        -           1,216      3,250
  Discoveries and extensions                        199        166              -        -             199        166
  Production                                        (84)       (71)             -        -             (84)       (71)
  Revisions of prior estimates                      (52)       (97)             -        -             (52)       (97)
                                                  ------     ------          ----     ----           ------     ------
31 December 2001                                  1,279      3,248              -        -           1,279      3,248
  Purchase of reserves                                -          -            143      241             143        241
  Discoveries and extensions                        150        169              -        -             150        169
  Production                                        (96)       (79)           (13)     (26)           (109)      (105)
  Revisions of prior estimates                      (46)        (5)             8        -             (38)        (5)
                                                  ------     ------          -----    -----          ------     ------

31 December 2002                                  1,287      3,333            138      215           1,425      3,548
  Purchase of reserves                               53        142              -        -              53        142
  Discoveries and extensions                        114        506              1        2             115        508
  Production                                        (97)       (69)           (15)     (37)           (112)      (106)
  Revisions of prior estimates                      (24)        42            (21)      20             (45)        62
                                                  ------     ------          -----    -----          ------     ------

31 December 2003                                  1,333      3,954            103      200           1,436      4,154
                                                  ======     ======          =====    =====          ======     ======


                                                          106

                                                                                  CNOOC LIMITED  Annual Report 2003

                                          SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
                                                        (All amounts expressed in Renminbi unless otherwise stated)



(a)  Reserve quantity information

Proved developed reserves:

                                                 PRC                      Indonesia                   Total
                                         Oil   Natural gas          Oil   Natural gas             Oil   Natural gas
                                     (mmbls)         (bcf)       (mmbls)        (bcf)         (mmbls)         (bcf)
31 December 2001                        582           765              -            -             582          765
31 December 2002                        542           724            115          101             657          825
31 December 2003                        459         2,054             91          135             550        2,189


(b)  Results of operations

                                   2001                    2002                                 2003
                              ----------   -------------------------------------  ----------------------------------------
                                     PRC          PRC    Indonesia         Total          PRC     Indonesia       Total
                                 RMB'000      RMB'000      RMB'000       RMB'000      RMB'000       RMB'000     RMB'000
Net sales to customers        17,560,788   20,280,746    3,498,548    23,779,294   23,644,659     4,472,172     28,116,831
Operating expenses            (2,329,130)  (2,440,210)  (1,335,124)   (3,775,334)  (2,903,094)   (1,609,715)   (4,512,809)
Production taxes                (883,768)  (1,023,049)           -    (1,023,049)  (1,238,598)            -    (1,238,598)
Exploration                   (1,039,297)  (1,286,670)     (31,653)   (1,318,323)    (764,165)      (83,907)     (848,072)
Accretion expense                      -            -            -             -      (93,246)            -       (93,246)
Depreciation, depletion
  and amortisation
  (including dismantlement)   (2,566,920)  (3,121,381)    (898,151)   (4,019,532)  (3,700,349)   (1,109,730)   (4,810,079)
                              -----------  -----------  -----------   -----------  -----------   -----------   -----------

                              10,741,673   12,409,436    1,233,620    13,643,056   14,945,207     1,668,820    16,614,027
Income tax expenses           (3,992,578)  (3,816,008)    (592,138)   (4,408,146)  (4,483,562)     (719,695)   (5,203,257)
                              -----------  -----------  -----------   -----------  -----------   -----------   -----------

Result of operations           6,749,095    8,593,428      641,482     9,234,910   10,461,645       949,125    11,410,770
                              ===========  ===========  ===========   ===========  ===========   ===========   ===========


(c)   Capitalised costs

                                    2001                    2002                                 2003
                             -----------   -------------------------------------  -------------------------------------
                                     PRC          PRC    Indonesia         Total          PRC   Indonesia*       Total
                                 RMB'000      RMB'000      RMB'000       RMB'000      RMB'000     RMB'000      RMB'000
Proved oil and gas            40,748,848   46,426,684    9,605,744    56,032,428   57,537,676   9,440,843    66,978,519
  properties
Unproved oil and gas             428,611      521,880           -        521,880      713,594          -        713,594
  properties
Accumulated depreciation,
  depletion and
  amortisation               (18,154,653) (21,161,905)    (993,316)  (22,155,221) (25,740,836) (2,098,269)  (27,839,105)
                             ------------ ------------   ----------  ------------ ------------ -----------  ------------
Net capitalised costs         23,022,806   25,786,659    8,612,428    34,399,087   32,510,434   7,342,574    39,853,008
                             ============ ============   ==========  ============ ============ ===========  ============


                                                           107

CNOOC LIMITED  Annual Report 2003

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (All amounts expressed in Renminbi unless otherwise stated)



(d)   Costs incurred

                                    2001                    2002                                 2003
                               ---------   -------------------------------------   ----------------------------------
                                     PRC          PRC    Indonesia         Total          PRC  Indonesia*       Total
                                 RMB'000      RMB'000      RMB'000       RMB'000      RMB'000     RMB'000     RMB'000
Acquisition costs                     -            -     4,735,826     4,735,826    1,579,726          -    1,579,726
Exploration costs                996,121    1,519,683       32,405     1,552,088    1,225,926     102,067   1,327,993
Development costs**            3,958,357    5,458,199      750,532     6,208,731    7,489,472     512,064   8,001,536
                               ---------    ---------    ---------    ----------   ----------     -------  ----------
Total costs incurred           4,954,478    6,977,882    5,518,763    12,496,645   10,295,124     614,131  10,909,255
                               =========    =========    =========    ==========   ==========     =======  ==========


*  The amounts do not include prepayments and subsequent cash calls made for the Tangguh Project of RMB2,445,715,000.

** The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e) Standardised measure of discounted future net cash flows and changes therein

In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group's estimated annual future production from proven reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$30 as at 31 December 2003 (2002: US$28; 2001: US$17). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

                                    2001                       2002                                 2003
                              -----------   ---------------------------------------   ----------------------------------------
                        Notes         PRC           PRC     Indonesia          Total           PRC    Indonesia         Total
                                  RMB'000       RMB'000       RMB'000        RMB'000       RMB'000      RMB'000       RMB'000
Future cash inflows     (1)   261,339,180   389,025,791    37,242,644    426,268,435   422,329,692   30,135,721    452,465,413
Future production
  costs                       (74,404,378)  (89,657,677)  (22,386,603)  (112,044,280) (106,854,167) (17,532,095)  (124,386,262)
Future development
  costs                 (2)   (38,640,756)  (44,699,729)   (5,381,081)   (50,080,810)  (52,917,280)  (4,114,091)   (57,031,371)
Future income taxes           (39,097,483)  (73,757,925)   (4,301,926)   (78,059,851)  (72,124,755)  (3,346,547)   (75,471,302)

Future net cash flows   (3)   109,196,563   180,910,460     5,173,034    186,083,494   190,433,490    5,142,988    195,576,478
10% discount factor           (58,114,105)  (84,478,856)   (1,463,589)   (85,942,445)  (84,550,531)  (1,226,300)   (85,776,831)
                              ------------  ------------  ------------  -------------  ------------  -----------  -------------
Standardised measure           51,082,458    96,431,604     3,709,445    100,141,049   105,882,959    3,916,688    109,799,647
                              ============  ============  ============  =============  ============  ===========  =============

                                             CNOOC LIMITED  Annual Report 2003

     SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
                   (All amounts expressed in Renminbi unless otherwise stated)



(e) Standardised measure of discounted future net cash flows and changes therein

(1) Future cash flows consist of the Group's 100% interest in the independent oil and gas properties and the Group's participating interest in the properties under production sharing contracts in PRC less (a) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (b) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group's participating interest, plus its participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2) Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3) Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

                                                                                   2001             2002            2003
                                                                                RMB'000          RMB'000         RMB'000

Standardised measure, beginning of year                                          93,390,597       51,082,458     100,141,049

Sales of production, net of royalties and production costs                      (14,347,890)     (18,980,911)    (22,345,781)
Net change in prices, net of royalties and production costs                     (32,289,445)      58,471,355      22,321,949
Extensions discoveries and improved recovery, net of related future costs         9,985,707       14,603,893      13,790,936
Change in estimated future development costs                                     (9,651,681)     (13,947,849)    (14,673,054)
Development costs incurred during the year                                        3,958,357        6,208,731       7,718,863
Revisions in quantity estimates                                                  (3,272,326)      (3,301,510)     (2,942,902)
Accretion of discount                                                            10,846,714        6,873,378      13,428,654
Net change in income taxes                                                       (3,241,861)     (23,296,206)     (6,290,099)
Purchase of properties                                                                    -       15,899,375       5,363,142
Changes in timing and other                                                      (4,295,714)       6,528,335      (6,713,110)
                                                                                ------------     ------------    ------------
Standardised measure, end of year                                                51,082,458      100,141,049     109,799,647
                                                                                ============     ============    ============


                                                             109

CNOOC LIMITED  Annual Report 2003

NOTICE OF
ANNUAL GENERAL MEETING



Notice is hereby given that the Annual General Meeting of CNOOC Limited (the "Company) will be held on April 28, 2004 at 10:30 a.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the Audited Accounts for the year ended 31 December 2003 together with the Reports of the Directors and the Auditors thereon.

2. To declare the final dividend for the year ended 31 December 2003 and special cash dividend.

3.    To re-elect Directors and fix their remuneration.

4. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions or special resolutions:

ORDINARY RESOLUTIONS

5.       "THAT:

(a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.02 each (or such smaller amount as shall be approved to the shareholders of the Company) in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c)      for the purpose of this Resolution:
         "Relevant Period" means the period from the passing of this Resolution until the earliest of:

         (i) the conclusion of the next annual general meeting of the Company;

         (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

         (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6.       "THAT:

         (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

         (b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

         (c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined),
                  (ii) the exercise of options granted under


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                                             CNOOC LIMITED  Annual Report 2003


                  any share option scheme adopted by the Company or (iii) any scrip dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

         (d)      for the purpose of this Resolution:
                  "Relevant Period" means the period from the passing of this Resolution until the earliest of:

                  (i) the conclusion of the next annual general meeting of the Company;

                  (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and
                  (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

                  "Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

8.       To transact any other ordinary business.

SPECIAL RESOLUTION

9.       "THAT:

         (a) Article 2(a) of the Company's Articles of Association be amended by adding:

                "associate shall have the meaning ascribed to it under the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as amended from time to time."

         (b) Article 78 of the Company's Articles of Association be amended by adding:

                "Where a member is, under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

         (c) Article 97 of the Company's Articles of Association be amended by deleting:

                "To person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the Office or at the head office of the Company a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected."


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CNOOC LIMITED  Annual Report 2003

NOTICE OF
ANNUAL GENERAL MEETING



                and replacing with the following:

                "No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless there shall have been lodged at the Office or at the head office of the Company a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. The period for lodgement of such notices shall commence no earlier than the day after the despatch of the notice of meeting appointed for such election and end no later than seven (7) days before the date appointed for the meeting."

         (d)    Article 108 be deleted and replaced with the following:

                "108. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he is or any of his associates materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

         (a) any contract or arrangement for the giving by the Company of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

         (b) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

         (c) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

         (d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

         (e) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested whether directly or indirectly as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company other than a company in which the Director and any of his associates are in aggregate beneficially interested 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights (excluding for the purpose of calculating such five per cent. interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

         (f) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to Directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not give in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates;


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                                             CNOOC LIMITED  Annual Report 2003


         (g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board."

By order of the Board

Cao Yunshi
Company Secretary

Hong Kong, 15 March 2004

Notes:

(1) Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

(2) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time fixed for holding the above meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

(3) The Register of Members will be closed from 16 April 2004 to 23 April 2004 (both days inclusive). In order to establish entitlements to the proposed final dividend and special final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 15 April 2004.

(4) In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company to be enclosed with the 2003 Annual Report.

(5) In relation to the Ordinary Resolution set out in item 6 of the Notice, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance and the Listing Rules.


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CNOOC LIMITED  Annual Report 2003

GLOSSARY



API gravity
The America Petroleum Institute's scale for specific gravity for liquid hydrocarbons, measured in degrees.

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Bbls
Barrels

Bcf
Billion cubic feet

Boe
Barrels-of-oil-equivalent

DD&A
Depreciation, depletion and amortisation

Provision for Dismantlement
Post closure and other environmental exit

Lifting costs per barrel
(Operating expenditures + production taxes)/total net production

Downstream business
Refinery and petrochemical processing

Finding costs
For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells.

FPSO
Floating, Production, Storage and Offloading

LNG
Liquefied Natural Gas

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Million Boe or mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Net Proved Reserves
"Net proved reserves" are derived from proved reserves less certain adjustments, where: proved reserves is equal to the sum of (i) our 100% interest in our independent oil and gas properties (excluding the proved reserves attributable to our associated company); and (ii) our participating interest in the properties covered under our production sharing contracts in the PRC and Indonesia; while the adjustments equal the sum of (i) an adjustment for our share of royalties payable to the PRC government and our participating interest in share oil payable to the PRC government under our production sharing contracts in the PRC; (ii) an adjustment for production allocable to foreign partners under our production sharing contracts in the PRC as reimbursement for exploration expenses attributable to our working interest and (iii) an adjustment for share oil payable under our Indonesian production sharing contracts to Pertamina, the Indonesian state-owned oil and gas company and the domestic market obligation.

We use "Share oil" to refer to the portion of production that must be allocated to the relevant government entity or company under our production sharing contracts and technical assistance contracts. Net proved reserves do not include any deduction for production taxes payable by us, which are included in our operating expenses.

Net Production
Net production is calculated in the same way as net proved reserves.

Net reserve additions
Total additions of reserves plus or minus reserves revisions

Offshore
Areas under water with a depth of five metres or greater

PSC
Production sharing contract

Total production costs per barrel
(operating expenditures + production taxes + provision for dismantlement + DD&A + SG&A)/total net production

Upstream business
Oil and gas exploration and production

Wildcat well
A well drilled on any geological trap for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Reserve replacement ratio
For a given year, gross additions to proved reserves divided by production during the year.


Note: In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.


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                                             CNOOC LIMITED  Annual Report 2003


COMPANY INFORMATION



Board of Directors:
Chengyu Fu                               Chairman & CEO
Longsheng Jiang                          Executive Director
Shouwei Zhou                             Executive Director & President
Han Luo                                  Executive Director
Sung Hong Chiu                           Independent Non-executive Director
Dr. Kenneth S. Courtis                   Independent Non-executive Director
Dr. Erwin Schurtenberger                 Independent Non-executive Director
Evert Henkes                             Independent Non-executive Director

Company Secretary
Yunshi Cao

Audit Committee
Sung Hong Chiu
Dr. Kenneth S. Courtis (Financial Advisor)

Remuneration Committee
Sung Hong Chiu
Dr. Erwin Schurternberger
Evert Henkes

Nomination Committee
Han Luo
Sung Hong Chiu
Dr. Erwin Schurternberger

Senior Management
Yunshi Cao                               General Counsel & Senior Vice
                                         President
Mark Qiu                                 CFO & Senior Vice President
Hua Yang                                 Senior Vice President
Wei Chen                                 Senior Vice President
Guohua Zhang                             Senior Vice President
Jian Liu                                 Senior Vice President
Ning Li                                  Senior Vice President
Qiang Zhang                              Assistant to General Manager
                                         CNOOC China Limited
Defu Liu                                 Assistant to General Manager
                                         CNOOC China Limited

Department Management
Guohua Zhang                             General Manager, Exploration
                                         Department (concurrently)
Jian Liu                                 General Manager, Development &
                                         Production Department
                                         (concurrently)
Ning Li                                  General Manager,Engineering &
                                         Project Department (concurrently)
Quan Zeng                                Controller, Controllers Department
Liguo Zhao                               General Manager, Legal Department
Lisong Song                              General Manager,Health, Safety &
                                         Environmental Department
Hua Zhong                                General Manager, Strategic
                                         Development & Planning Department
Chen Hezhi                               Human Resources Manager, Human
                                         Resources Department
Baoguo Zheng                             General Manager, Marketing Department

Chi Cheng                                General Manager, Treasury Department
Zongwei Xiao                             General Manager, Investor Relations
                                         Department
Jianbo Sheng                             Acting Director, Mergers and
                                         Acquisitions Office

Branch Offices & Subsidiaries Management:
Bi Chen                                  General Manager,
                                         CNOOC China Limited - Tianjin Branch
Weilin Zhu                               General Manager,
                                         CNOOC China Limited - Zhanjiang Branch
Mingcai Zhu                              General Manager,
                                         CNOOC China Limited - Shenzhen Branch
Xuejun Cao                               General Manager,
                                         CNOOC China Limited - Shanghai Branch
Wei Chen                                 Director,
                                         CNOOC (China) Limited Research Centre
                                         (Concurrently)
Hua Yang                                 President,
                                         CNOOC International Limited
                                         (Concurrently)
Zhi Fang                                 Director and General Manager,
                                         CNOOC Southeast Asia Limited
Dalu Sun                                 Acting General Manager,
                                         China Offshore Oil (Singapore)
                                         International Pte. Ltd.


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CNOOC LIMITED  Annual Report 2003

COMPANY INFORMATION



Principal bankers:
Bank of China, Hong Kong Branch
Hang Seng Bank Limited
Bank of China
Industrial and Commercial Bank of China
CITIC Industrial Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
19th Floor, Room 1901-5
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

ADS Depositary:
Morgan Guaranty Trust Company of New York
60 Wall Street
New York
New York 10260
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 0883

Investor / Public Relations:
Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing
Tel: (8610) 8452 1646
Fax: (8610) 8452 1441
E-mail: xiaozw@cnooc.com.cn

Registered office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing office:
CNOOC Tower, No.6 Dong Zhi Men Wai Xiao Jie,
Beijing, 100027, China
Zip Code: 100027
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com


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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: April 16, 2004


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